FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

CONSOLIDATED FINANCIAL STATEMENTS 2018

Banco Santander Chile

Santander
150

BANCO SANTANDER CHILE

Consolidated financial statements

At December 31, 2018

$ -	Chilean pesos
M$ -	Thousands of Chilean pesos
US$ -	US Dollars
MUS$ -	Thousands of US Dollars
UF -	Unidades de fomento

INDEPENDENT AUDITOR’S REPORT

(A free translation from the original in Spanish)

Santiago, February 28, 2019

To the Shareholders and Directors

Banco Santander Chile

We have audited the accompanying consolidated financial statements of Banco Santander Chile and its subsidiaries, which comprise the consolidated statements of financial position as of December 31, 2018 and 2017, the consolidated statements of income, other comprehensive income, changes in equity and cash flows for the years then ended, and the related notes thereto.

Management's Responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting standards and instructions issued by the Superintendence of Banks and Financial Institutions. This responsibility includes designing, implementing and maintaining internal control relevant for the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conduct our audits in accordance with Chilean generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement

An audit involves performing procedures to obtain audit evidence on the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant for the preparation and fair presentation of the consolidated financial statements of the entity in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we do not express such kind of opinion. An audit also includes evaluating the accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Santiago, February 28, 2019

Banco Santander Chile

2

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Santander Chile and its subsidiaries as of December 31, 2018 and 2017, and the results of its operations, and its cash flows for the years then ended, in conformity with accounting standards and instructions issued by the Superintendence of Banks and Financial Institutions.

Claudio Gerdtzen S.
RUT: 12.264.594-0

CONTENT

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION FOR THE YEAR

		As of December 31,
		2018	2017
	NOTE	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	2,065,441	1,452,922
Cash items in process of collection	5	353,757	668,145
Trading investments	6	77,041	485,736
Investments under resale agreements	7	-	-
Financial derivative contracts	8	3,100,635	2,238,647
Interbank loans, net	9	15,065	162,599
Loans and accounts receivables from customers, net	10	29,470,270	26,747,542
Available for sale investments	11	2,394,323	2,574,546
Held to maturity investments		-	-
Investments in associates and other companies	12	32,293	27,585
Intangible assets	13	66,923	63,219
Property, plant, and equipment	14	253,586	242,547
Current taxes	15	-	-
Deferred taxes	15	382,934	385,608
Other assets	16	984,988	755,183
TOTAL ASSETS		39,197,356	35,804,279

LIABILITIES
Deposits and other demand liabilities	17	8,741,417	7,768,166
Cash items in process of being cleared	5	163,043	486,726
Obligations under repurchase agreements	7	48,545	268,061
Time deposits and other time liabilities	17	13,067,819	11,913,945
Financial derivative contracts	8	2,517,728	2,139,488
Interbank borrowing	18	1,788,626	1,698,357
Issued debt instruments	19	8,115,233	7,093,653
Other financial liabilities	19	215,400	242,030
Current taxes	15	8,093	6,435
Deferred taxes	15	15,395	9,663
Provisions	21	329,940	324,329
Other liabilities	22	900,408	745,363
TOTAL LIABILITIES		35,911,647	32,696,216

EQUITY
Attributable to the equity holders of the Bank		3,239,546	3,066,180
Capital	24	891,303	891,303
Reserves	24	1,923,022	1,781,818
Valuation adjustments	24	10,890	(2,312)
Retained earnings		414,331	395,371
Retained earnings from prior years		-	-
Income for the year		591,902	564,815
Minus: Provision for mandatory dividends	24	(177,571)	(169,444)
Non-controlling interest	26	46,163	41,883
TOTAL EQUITY		3,285,709	3,108,063

TOTAL LIABILITIES AND EQUITY		39,197,356	35,804,279

The accompanying notes 1 to 40 form an integral part of these consolidated financial statements.

Consolidated Financial Statements December 2018 / Banco Santander Chile 3

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEAR

For the year ended

		December 31,
		2018	2017
	NOTE	MCh$	MCh$

OPERATING INCOME

Interest income	27	2,244,317	2,058,446
Interest expense	27	(829,949)	(731,755)

Net interest income		1,414,368	1,326,691

Fee and commission income	28	484,463	455,558
Fee and commission expense	28	(193,578)	(176,495)

Net fee and commission income		290,885	279,063

Net income (expense) from financial operations	29	53,174	2,796
Net foreign exchange gain	30	51,908	126,956
Other operating income	35	39,526	87,163

Net operating profit before provision for loan losses		1,849,861	1,822,669

Provision for loan losses	31	(325,085)	(299,205)

NET OPERATING PROFIT		1,524,776	1,523,464

Personnel salaries and expenses	32	(397,564)	(396,967)
Administrative expenses	33	(245,089)	(230,103)
Depreciation and amortization	34	(79,280)	(77,823)
Impairment of property, plant, and equipment	34	(39)	(5,644)
Other operating expenses	35	(45,740)	(96,014)

Total operating expenses		(767,712)	(806,551)

OPERATING INCOME		757, 064	716,913

Income from investments in associates and other companies	12	5,095	3,963

Income before tax		762,159	720,876

Income tax expense	15	(165,897)	(143,613)

NET INCOME FOR THE YEAR		596,262	577,263
Attributable to:
Equity holders of the Bank		591,902	564,815
Non-controlling interest	26	4,360	12,448

Earnings per share attributable to Equity holders of the Bank:
(expressed in Chilean pesos)
Basic earnings	24	3.141	2.997
Diluted earnings	24	3.141	2.997

The accompanying notes 1 to 40 form an integral part of these consolidated financial statements.

Consolidated Financial Statements December 2018 / Banco Santander Chile 4

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME FOR THE YEAR

For the year ended

		December 31,
		2018	2017
	NOTE	MCh$	MCh$
NET INCOME FOR THE YEAR		596,262	577,263

OTHER COMPREHENSIVE INCOME - ITEMS WHICH MAY BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Available for sale investments	24	4,569	(5,520)
Cash flow hedge	24	13,365	(5,850)

Other comprehensive income which may be reclassified subsequently to profit or loss, before tax		17,934	(11,370)

Income tax related to items which may be reclassified subsequently to profit or loss		(4,816)	2,754

Other comprehensive income for the period which may be reclassified subsequently to profit or loss, net of tax		13,118	(8,616)

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS		-	-

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		609,380	568,647

Attributable to:
Equity holders of the Bank		605,104	555,863
Non-controlling interest	26	4,276	12,784

The accompanying notes 1 to 40 form an integral part of these consolidated financial statements.

Consolidated Financial Statements December 2018 / Banco Santander Chile 5

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS
			Effects of
			merger of
		Reserves	companies						Provision	Attributable
		and other	under	Available for		Income	Retained	Income	for	to equity	Non-
		retained	common	sale	Cash flow	tax	earnings of	for the	mandatory	holders of the	controlling
	Capital	earnings	control	investments	hedge	effects	prior years	year	dividends	Bank	interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Equity as of December 31, 2016	891,303	1,642,336	(2,224)	6,449	2,288	(2,097)	-	472,351	(141,700)	2,868,706	29,341	2,898,047
Distribution of income from previous period	-	-	-	-	-	-	472,351	(472,351)	-	-	-	-
Equity as of January 1, 2017	891,303	1,642,336	(2,224)	6,449	2,288	(2,097)	472,351	-	(141,700)	2,868,706	29,341	2,898,047
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(330,645)	-	-	(330,645)	-	(330,645)
Transfer of retained earnings to reserves	-	141,706	-	-	-	-	(141,706)	-	-	-	(242)	(242)
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(27,744)	(27,744)	-	(27,744)
Subtotals	-	141,706	-	-	-	-	(472,351)	-	(27,744)	(358,389)	(242)	(358,631)
Other comprehensive income	-	-	-	(5,990)	(5,850)	2,888	-	-	-	(8,952)	336	(8,616)
Income for the year	-	-	-	-	-	-	-	564,815	-	564,815	12,448	577,263
Subtotals	-	-	-	(5,990)	(5,850)	2,888	-	564,815	-	555,863	12,784	568,647
Equity as of December 31, 2017	891,303	1,784,042	(2,224)	459	(3,562)	791	-	564,815	(169,444)	3,066,180	41,883	3,108,063

Equity as of December 31, 2017	891,303	1,784,042	(2,224)	459	(3,562)	791	-	564,815	(169,444)	3,066,180	41,883	3,108,063
Distribution of income from previous period	-	-	-	-	-	-	564,815	(564,815)	-	-	-	-
Equity as of January 1, 2018	891,303	1,784,042	(2,224)	459	(3,562)	791	-	564,815	(169,444)	3,066,180	41,883	3,108,063
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(423,611)	-	-	(423,611)	-	(423,611)
Transfer of retained earnings to reserves	-	141,204	-	-	-	-	(141,204)	-	-	-	4	4
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(8,127)	(8,127)	-	(8,127)
Subtotals	-	141,204	-	-	-	-	(564,815)	-	(8,127)	(431,738)	4	(431,734)
Other comprehensive income	-	-	-	4,655	13,365	(4,818)	-	-	-	13,202	(84)	13,118
Income for the year	-	-	-	-	-	-	-	591,902	-	591,902	4,360	596,262
Subtotals	-	-	-	4,655	13,365	(4,818)	-	591,902	-	605,104	4,276	609,380
Equity as of December 31, 2018	891,303	1,925,246	(2,224)	5,114	9,803	(4,027)	-	591,902	(177,571)	3,239,546	46,163	3,285,709

Consolidated Financial Statements December 2018 / Banco Santander Chile 6

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended

	Total attributable to
	equity holders of the	Allocated to	Allocated to	Percentage
	Bank	reserves	dividends	distributed	Number of	Dividend per share
Period	MCh$	MCh$	MCh$	%	shares	(in chilean pesos)

Year 2017 (Shareholders Meeting April 2018)	564,815	141,204	423,611	75	188,446,126,794	2.248

Year 2016 (Shareholders Meeting April 2017)	472,351	141,706	330,645	70	188,446,126,794	1.775

The accompanying notes 1 to 40 form an integral part of these consolidated financial statements.

Consolidated Financial Statements December 2018 / Banco Santander Chile 7

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended

		December 31,
		2018	2017
	NOTE	MCh$	MCh$

A – CASH FLOWS FROM OPERATING ACTIVITIES:
NET INCOME FOR THE YEAR		596,262	577,263
Debits (credits) to income that do not represent cash flows		(1,234,617)	(1,198,140)
Depreciation and amortization	34	79,280	77,823
Impairments of property, plant, and equipment	34	39	5,644
Provision for loan losses	31	413,566	382,520
Mark to market of trading investments		1,438	1,438
Income from investments in associates and other companies	12	(5,095)	(3,963)
Net gain on sale of assets received in lieu of payment	35	(23,503)	(28,477)
Provision on assets received in lieu of payment	35	816	3,912
Profit on sale of participation in other companies		-	-
Utility for sale-controlled unities		-	-
Net gain on sale of property, plant, and equipment	35	(2,490)	(23,229)
Charge off of assets received in lieu of payment	35	15,037	30,027
Net interest income	27	(1,414,368)	(1,326,691)
Net fee and commission income	28	(290,885)	(279,063)
Other debits (credits) to income that do not represent cash flows		(8,271)	(29,903)
Changes in deferred taxes	15	(181)	(8,178)
Increase/decrease in operating assets and liabilities		1,660,877	219,661
(Increase) decrease of loans and accounts receivables from customers, net		(2,703,700)	(629,605)
(Increase) decrease of financial investments		588,918	752,611
Decrease (increase) due to resale agreements (assets)		-	6,736
Decrease (increase) of interbank loans		147,534	110,036
(Increase) decrease of assets received or awarded in lieu of payment		3,656	10,243
Increase (decrease) of debits in customers checking accounts		521,476	127,968
Increase (decrease) of time deposits and other time liabilities		1,153,874	(1,237,764)
Increase (decrease) of obligations with domestic banks		(480)	(364,956)
Increase (decrease) of other demand liabilities or time obligations		451,775	110,883
Increase (decrease) of obligations with foreign banks		90,754	146,947
Increase (decrease) of obligations with Central Bank of Chile		(5)	(2)
Increase (decrease) of obligations under repurchase agreements		(219,516)	55,624
Increase (decrease) in other financial liabilities		(26,630)	2,014
Net increase of other assets and liabilities		(903,390)	(166,361)
Redemption of letters of credit		(8,989)	(11,772)
Mortgage bond issuances		-	-
Senior bond issuances		1,156,057	911,581
Redemption mortgage bonds and payments of interest		(5,911)	(5,736)
Redemption and maturity of senior bonds and payments of interest		(289,837)	(1,167,656)
Interest received		2,244,317	2,058,446
Interest paid		(829,949)	(731,755)
Dividends received from investments in other companies	12	38	116
Fees and commissions received	28	484,463	455,558
Fees and commissions paid	28	(193,578)	(176,495)
Total cash flow provided by (used in) operating activities		1,022,522	(401,216)

The accompanying notes 1 to 40 form an integral part of these consolidated financial statements.

Consolidated Financial Statements December 2018 / Banco Santander Chile 8

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended

		December 31,
		2018	2017
	NOTE	MCh$	MCh$

B – CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	14	(68,329)	(58,771)
Sales of property, plant, and equipment	14	6,297	17,939
Purchases of investments in associates and other companies	12	-	(3)
Disposals of investments in companies		-	-
Purchases of intangible assets	13	(29,563)	(32,624)
Total cash flow provided by (used in) investment activities		(91,595)	(73,459)

C – CASH FLOW FROM FINANCING ACTIVITIES:
From shareholder´s financing activities		423,611	(345,544)
Increase in other obligations		-	-
Placement of subordinated bonds		-	-
Redemption of subordinated bonds and payments of interest		-	(14,898)
Dividends paid		(423,611)	(330,645)
From non-controlling interest financing activities		-	(242)
Dividends and/or withdrawals paid		-	(242)
Total cash flow used in financing activities		(423,611)	(345,785)

D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		507,316	(820,460)

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		114,498	(31,398)

F – INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		1,634,341	2,486,199

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	5	2,256,155	1,634,341

		December 31,
Reconciliation of provisions for the Consolidated Statements		2018	2017
of Cash Flows for the periods		MCh$	MCh$

Provision for loan losses for cash flow purposes		413,566	382,520
Recovery of loans previously charged off		(88,481)	(83,315)
Provision for loan losses - net	31	325,085	299,205

			Changes other than cash
Reconciliation of liabilities arising from financing activities	December, 31 2017 MCh$	Cash Flow MCh$	Acquisition MCh$	Foreign Currency Movement MCh$	UF Movement MCh$	Fair Value Changes MCh$	December, 31 2018 MCh$

Subordinated Bonds	773,192	-	-	-	22,765	-	795,957
Dividends paid	-	(423,611)	-	-	-	-	(423,611)
Other	-	-	-	-	-	-	-
Total liabilities from financing activities	773,192	(423,611)	-	-	22,765	-	372,346

The accompanying notes 1 to 40 form an integral part of these consolidated financial statements.

Consolidated Financial Statements December 2018 / Banco Santander Chile 9

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CORPORATE INFORMATION

Banco Santander Chile is a banking corporation (limited company) operating under the laws of the Republic of Chile, headquartered at Bandera N°140, Santiago. The corporation provides a broad range of general banking services to its customers, ranging from individuals to major corporations. Banco Santander Chile and its subsidiaries (collectively referred to as the “Bank” or “Banco Santander Chile”) offers commercial and consumer banking services, including (but not limited to) factoring, collection, leasing, securities and insurance brokering, mutual and investment fund management, and investment banking.

Banco Santander Spain controls Banco Santander Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of December 31, 2018, Banco Santander Spain owns or controls directly and indirectly 99.5% of Santander Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. This makes Banco Santander Spain have control over 67.18% of the Bank’s shares.

a)	Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF), the Chilean regulatory agency. Article 15 of the General Banking Law states that banks must apply accounting standards established by SBIF. For those issues not covered by the SBIF, the Bank must apply generally accepted standards issued by the Colegio de Contadores de Chile A.G (Association of Chilean Accountants), which conform with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that any discrepancies exist between IFRS and accounting standards issued by the SBIF (Compendium of Accounting Standards and Instructions), the latter shall prevail.

For purposes of these financial statements the Bank uses certain terms and conventions. References to “US$”, “U.S. dollars” and “dollars” are to United States dollars, references to “EUR” are to European Economic Community Euro, references to “CNY” are to Chinese Yuan, references to “JPY” are to “Japanese Yen”, references to “CHF” are to Swiss franc, references to “Chilean pesos”, “pesos” or “Ch$” are to Chilean pesos, and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.

The Notes to the Consolidated Financial Statements contain additional information to support the figures submitted in the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows for the year. These contain narrative descriptions and details of these statements in a clear, relevant, reliable and comparable manner.

b)	Basis of preparation for the Consolidated Financial Statements

The Consolidated Financial Statements as of December 31, 2018 and 2017, incorporate the financial statements of the Bank entities over which the Bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS. Control is achieved when the Bank:

I.	Has power over the investee (i.e., it has rights that grant the current capacity of managing the relevant activities of the investee)
II.	is exposed, or has rights, to variable returns from its involvement with the investee; and
III.	has the ability to use its power to affect its returns.

The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Bank has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities over the investee unilaterally. The Bank considers all relevant facts and circumstances in assessing whether or not the Bank’s voting rights in an investee are sufficient to give it power, including:

●	The size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;
●	The potential voting rights held by the Bank, other vote holders or other parties;
●	The rights arising from other agreements; and

Consolidated Financial Statements December 2018 / Banco Santander Chile 10

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

●	any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the Consolidated Statement of Income and in the Consolidated Financial Statement of Comprehensive Income from the date the Bank gains control until the date when the Bank ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit in certain circumstances.

When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting policies are consistent with the Bank’s accounting policies. All balances and transactions between consolidated entities are eliminated.

Changes in the consolidated entities ownership interests in subsidiaries that do not result in a loss of control over the subsidiaries are accounted for as equity transactions. The carrying values of the Bank’s equity and the non-controlling interests’ equity are adjusted to reflect the changes to their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Bank.

In addition, third parties’ shares in the Bank’s consolidated equity are presented as “Non-controlling interests” in the Consolidated Statement of Changes in Equity. Their share in the income for the year is presented as “Attributable to non-controlling interest” in the Consolidated Statement of Income.

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i.	Entities controlled by the Bank through participation in equity

			Percent ownership share
		Place of	December 31,
		Incorporation	2018			2017
		and	Direct	Indirect	Total	Direct	Indirect	Total
Name of the Subsidiary	Main Activity	operation	%	%	%	%	%	%

Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00
Santander Agente de Valores Limitada (*)	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64

The details of non-controlling interest in all the subsidiaries can be seen in Note 26 – Non-controlling interest (minority).

(*) On July 25, 2018, the company has stopped conducting foreign currency purchase and sale operations, henceforth this operation is directly in the bank.

ii.	Entities controlled by the Bank through other considerations

The following companies have been consolidated as of December 31, 2018 and 2017 based on the fact that the activities relevant on them are determined by the Bank (companies complementary to the banking sector) and therefore the Bank exercises control:

-	Santander Gestión de Recaudación y Cobranza Limitada (collection services)
-	Bansa Santander S.A. (management of repossessed assets and leasing of properties)

Consolidated Financial Statements December 2018 / Banco Santander Chile 11

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii.	Associates

An associate is an entity over which the Bank has the ability to exercise significant influence, but not control or joint control. This ability is usually represented by a share equal to or higher than 20% of the voting rights of the Company and is accounted for using the equity method.

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

		Place of	Percentage of ownership share
		Incorporation	As of December 31,
		and	2018	2017
Associates	Main activity	operation	%	%
Redbanc S.A.	ATM services	Santiago, Chile	33.43	33.43
Transbank S.A.	Debit and credit card services	Santiago, Chile	25.00	25.00
Centro de Compensación Automatizado S.A.	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Repository of publicly offered securities	Santiago, Chile	29.29	29.29
Cámara de Compensación de Pagos de Alto Valor S.A.	Payments clearing	Santiago, Chile	15.00	14.23
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00
Sociedad Nexus S.A.	Credit card processor	Santiago, Chile	12.90	12.90
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48

During the year 2017, the entities Rabobank Chile in Liquidation and Banco París, assigned to Banco Santander a portion of its participation in “Sociedad Operadora de la Cámara de Compensación de pagos de Valores S.A.”, with which the Bank’s participation increased to 15.00%.

In the case of Nexus S.A. and Compensation Chamber for High-Value Payments S.A., Banco Santander Chile has a representative in the Board of Directors of such companies, which is why the Administration has concluded that it exercises significant influence over the same.

In the case of Market Infrastructure Services OTC S.A. The Bank participates, through its executives, actively in the administration and in the organizational process, which is why the Administration has concluded that it exerts significant influence about it.

iv.	Share or rights in other companies

Entities over which the Bank has no control or significant influences are presented in this category. These holdings are shown at acquisition value (historical cost) less impairment, if any.

c)	Non-controlling interest

Non-controlling interest represents the portion of gains or losses and net assets which the Bank does not own, either directly or indirectly. It is presented separately in the Consolidated Statement of Income, and separately from shareholders’ equity in the Consolidated Statement of Financial Position.

In the case of entities controlled by the Bank through other considerations, income and equity are presented in full as non-controlling interest, since the Bank controls them, but does not have any ownership.

d)	Reporting segments

Operating segments with similar economic characteristics often exhibit similar long-term financial performance. Two or more segments can be combined only if aggregation is consistent with International Financial Reporting Standard 8 “Operating Segments” (IFRS 8) and the segments have similar economic characteristics and are similar in each of the following respects:

i.	the nature of the products and services;
ii.	the nature of the production processes;

Consolidated Financial Statements December 2018 / Banco Santander Chile 12

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii.	the type or class of customers that use their products and services;
iv.	the methods used to distribute their products or services; and
v.	if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds:

i.	its reported revenue, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external revenue of all the operating segments.

ii.

the absolute amount of its reported profit or loss is equal to or greater than 10%: (i) the combined reported profit of all the operating segments that did not report a loss; (ii) the combined reported loss of all the operating segments that reported a loss.

iii.	its assets represent 10% or more of the combined assets of all the operating segments.

Operating segments that do not meet any of the quantitative threshold may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it could be useful for the users of the Consolidated Financial Statements.

Information about other business activities of the segments not separately reported is combined and disclosed in the Corporate Activities (“others”) category.

According to the information presented, the Bank’s segments were selected based on an operating segment being a component of an entity that:

i.	engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity);
ii.	whose operating results are regularly reviewed by the entity’s chief executive officer, who makes decisions about resources allocated to the segment and assess its performance; and
iii.	for which discrete financial information is available.

e)	Functional and presentation currency

The Bank, in accordance with IAS 21 “Effects of Variations in Exchange Rates of the Foreign Currency”, has defined as functional and presentation currency the Chilean Peso, which is the currency of the primary economic environment in which the Bank operates, it also obeys the currency that influences the structure of costs and revenues. Therefore, all balances and transactions denominated in currencies other than the Chilean Peso are considered as “Foreign currency”.

f)	Foreign currency transactions

The Bank performs transactions in foreign currencies, mainly the U.S. dollar. Assets and liabilities denominated in foreign currencies and held by the Bank are translated to Chilean pesos based on the representative market rate published by Reuters at 1:30 p.m. on the month end date. The rate used was Ch$697.76 per US$1 for December, 2018 (Ch$616,85 per US$1 for December, 2017).

The amount of net foreign exchange gains and losses include recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

g)	Definitions and classification of financial instruments

i.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of an entity, and a financial liability or equity instrument of another entity.

An “equity instrument” is a legal transaction that evidences a residual interest on the assets of an entity deducting all of its liabilities.

Consolidated Financial Statements December 2018 / Banco Santander Chile 13

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

A “financial derivative” is a financial instrument whose value changes in response to changes with regard to an observed market variable (such as an interest rate, a foreign exchange rate, a financial instrument’s price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative. During the year 2018 and 2017, Banco Santander did not keep implicit derivatives in its portfolio.

ii.	Classification of financial assets for measurement purposes

Financial assets are classified into the following specified categories: financial assets trading investments at fair value through profit or loss (FVTPL), ‘held to maturity investments’, ‘available for sale investments’ (AFS) financial assets and ‘loans and accounts receivable from customers’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Regular way purchases or sales of financial assets require delivery of the asset within the time frame established by regulation or convention in the marketplace.

Financial assets are initially recognized at fair value plus, in the case of financial assets that aren’t accounted for at fair value with changes in profit or loss, transaction costs that are directly attributable to the acquisition or issue.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognized on an effective interest basis for loans and accounts receivables other than those financial assets classified at fair value through profit or loss.

Financial assets FVTPL – (Trading investments)

Financial assets are classified as FVTPL when the financial asset is either held for trading or it is designated as fair value through profit or loss.

A financial asset is classified as held for trading if:

●	it has been acquired with the purpose of selling it in the short term; or
●	on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or
●	it is a derivative that is not designated and effective as a hedging instrument

A financial asset other than a financial asset held for trading may be designated as FVTPL upon initial recognition if:

●	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
●	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed, and its performance is evaluated on a fair value basis, in accordance with the Bank’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or
●	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as FVTPL.

Financial assets FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized incorporates any dividend or interest earned on the financial asset and is included in the ‘net income (expense) from financial operations’ line item.

Consolidated Financial Statements December 2018 / Banco Santander Chile 14

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Held to maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method less impairment.

Available for sale investments (AFS investments)

AFS investments are non-derivatives that are either designated as AFS or are not classified as (a) loans and accounts receivable from customers, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss (trading investments).

Financial instruments held by the Bank that are traded in an active market are classified as AFS and are stated at fair value at the end of each reporting period. The Bank also has investments in financial instruments that are not traded in an active market but that are also classified as AFS investments and stated at fair value at the end of each reporting period (because the directors consider that fair value can be reliably measured). Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognized in profit or loss. Other changes in the carrying amount of available for sale investments are recognized in other comprehensive income and accumulated under the heading of “Valuation Adjustment”. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investment’s revaluation reserve is reclassified to profit or loss.

Dividends on AFS equity instruments are recognized in profit or loss when the Bank’s right to receive the dividends is established.

The fair value of AFS monetary financial assets denominated in a foreign currency is determined in that foreign currency and translated as the described in f) above. The foreign exchange gains and losses that are recognized in profit or loss are determined based on the amortized cost of the monetary asset.

Loans and accounts receivables from customers

Loans and accounts receivable from customers are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and accounts receivables from customers (including loans and accounts receivable from customers and owed by banks) are measured at amortized cost using the effective interest method, less any impairment.

Interest income is recognized by applying the effective interest rate, except for short-term receivables where discounting effects are immaterial.

iii.	Classification of financial assets for presentation purposes

For presentation purposes, the financial assets are classified by their nature into the following line items in the Consolidated Financial Statements:

-	Cash and deposits in banks: this line includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts invested as overnight deposits are included in this item and in the corresponding items.

-	Cash items in process of collection: this item includes values of documents in process of transfer and balances from operations that, as agreed, are not settled the same day, and purchase of currencies not yet received.

-	Trading investments: this item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value.

-	Financial derivative contracts: financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or accounted for as derivatives held for hedging, as shown in Note 8.

●	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

●	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

Consolidated Financial Statements December 2018 / Banco Santander Chile 15

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

-	Interbank loans: this item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in certain other financial asset classifications listed above.

-	Loans and accounts receivables from placements: these loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and rewards incidental to the leased asset, the transaction is presented in loans and accounts receivable from customers while the leased asset is removed from the Bank´s financial statements.

-	Investment instruments: are classified into two categories: held-to-maturity investments, and available-for-sale investments. The held-to-maturity investment classification includes only those instruments for which the Bank has the ability and intent to hold to maturity. The remaining investments are treated as available for sale.

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are classified as either financial liabilities FVTPL or other financial liabilities:

Financial liabilities FVTPL

As of December 31, 2018, and 2017, the Bank does not have financial liabilities with changes in results.

Other financial liabilities

Other financial liabilities (including loans and accounts payable) are subsequently measured at amortized cost using the effective interest method.

v.	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following items in the Consolidated Statement of Financial Position:

-	Deposits and other on-demand liabilities: this includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

-	Cash items in process of collection: this item includes balances from asset purchase operations that are not settled the same day, and sale of currencies not yet delivered.

-	Obligations under repurchase agreements: this includes the balances of sales of financial instruments under securities repurchase and loan agreements. The Bank does not record as own portfolio instruments acquired under repurchase agreements.

-	Time deposits and other time liabilities: this shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

-	Financial derivative contracts: this includes financial derivative contracts with negative fair values, whether they are for trading or for hedge accounting, as set forth in Note 8.

●	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

●	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

-	Interbank borrowings: this includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, other than those reflected in certain other financial liability classifications listed above.

-	Issued debt instruments: there are four types of instruments issued by the Bank: obligations under letters of credit, subordinated bonds, mortgage bonds and senior bonds placed in the local and foreign market.

Consolidated Financial Statements December 2018 / Banco Santander Chile 16

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

-	Other financial liabilities: this item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

h)	Valuation of financial instruments and recognition of fair value changes

Generally, financial assets and liabilities are initially recognized at fair value, which, in the absence of evidence against it, is deemed to be the transaction price. Financial instruments, other than those measured at fair value through profit or loss, are initially recognized at fair value plus transaction costs. Subsequently, and at the end of each reporting period, financial instruments are measured with the following criteria:

i.	Valuation of financial instruments

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred in the course of a sale, except for credit investments and held to maturity investments.

According to IFRS 13 Fair Value Measurement, “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When measuring fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either: (a) in the principal market for the asset or liability, or (b) in the absence of a principal market, the most advantageous market for the asset or liability. Even when there is no observable market to provide pricing information in connection with the sale of an asset or the transfer of a liability at the measurement date, the fair value measurement shall assume that the transaction takes place, considered from the perspective of a potential market participant who intends to maximize value associated with the asset or liability.

When using valuation techniques, the Bank shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs as available. If an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy (i.e. Level 1, 2 or 3). IFRS 13 establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

Every derivative is recorded in the Consolidated Statements of Financial Position at fair value as previously described. This value is compared to the valuation at the trade date. If the fair value is subsequently measured positive, this is recorded as an asset, if the fair value is subsequently measured negative, this is recorded as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in “Net income (expense) from financial operations” in the Consolidated Statement of Income.

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA), all with the objective that the fair value of each instrument includes the credit risk of its counterparty and Bank´s own risk. Counterparty Credit Risk (CVA) is a valuation adjustment to derivatives contracted in non-organized markets as a result of exposure to counterparty credit risk. The CVA is calculated considering the potential exposure to each counterparty in future periods. Own-credit risk (DVA) is a valuation adjustment similar to the CVA but generated by the Bank’s credit risk assumed by our counterparties. As of December 31, 2018, the CVA and DVA are Ch $ 9,702 million and Ch $ 17,295 million, respectively.

Consolidated Financial Statements December 2018 / Banco Santander Chile 17

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

“Loans and accounts receivable from customers” and Held-to-maturity instrument portfolio are measured at amortized cost using the effective interest method. Amortized cost is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the consolidated income statement) of the difference between the initial cost and the maturity amount as calculated under the effective interest method. For financial assets, amortized cost also includes any reductions for impairment or uncollectible. For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded in “Net income (expense) from financial operations”.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date. Where applicable, the fees and transaction costs that are a part of the financial return are included. For floating-rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates.

The amounts at which the financial assets are recorded represent the Bank’s maximum exposure to credit risk as at the reporting date. The Bank has also received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, equity instruments and personal securities, assets under leasing agreements, assets acquired under repurchase agreements, securities loans and derivatives.

ii.	Valuation techniques

Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed-income securities issued.

In cases where price quotations cannot be observed in available markets, the Bank’s management determines a best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs however for some valuations of financial instruments, significant inputs are unobservable in the market. To determine a value for those instruments, various techniques are employed to make these estimates, including the extrapolation of observable market data.

The most reliable evidence of the fair value of a financial instrument on initial recognition usually is the transaction price, however due to lack of availability of market information, the value of the instrument may be derived from other market transactions performed with the same or similar instruments or may be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The main techniques used as of December 31, 2018 and 2017 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

i.	In the valuation of financial instruments permitting static hedging (mainly forwards and swaps), the present value method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

ii.	In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

iii.	In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, quoted market price of shares and raw materials, volatility, prepayments and liquidity. The Bank’s management considers that its valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

Consolidated Financial Statements December 2018 / Banco Santander Chile 18

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii.	Hedging transactions

The Bank uses financial derivatives for the following purposes:

i.	to sell to customers who request these instruments in the management of their market and credit risks;
ii.	to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”), and
iii.	to obtain profits from changes in the price of these derivatives (trading derivatives).

All financial derivatives that are not held for hedging purposes are accounted for as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a.	Changes in the value of assets and liabilities due to fluctuations, among others, in inflation (UF), the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecasted transactions (“cash flow hedge”);

c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement, the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3.	There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.	For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as “Net income (expense) from financial operations” in the Consolidated Statement of Income.

b.	For fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Consolidated Financial Statement of Income under “Net income (expense) from financial operations”.

c.	For cash flow hedges, the change in fair value of the hedging instrument is included as “Cash flow hedge” in “Other comprehensive income”, until the hedged transaction occurs, thereafter being reclassified to the Consolidated Statement of Income, unless the hedged transaction results in the recognition of non-financial assets or liabilities, in which case it is included in the cost of the non-financial asset or liability.

d.	The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Statement of Income under “Net income (expense) from financial operations”.

If a derivative designated as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, hedge accounting treatment is discontinued. When “fair value hedging” is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date, when applicable.

Consolidated Financial Statements December 2018 / Banco Santander Chile 19

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

When cash flow hedges are discontinued, any cumulative gain or loss of the hedging instrument recognized under “Other comprehensive income” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Consolidated Statement of Income.

iv.	Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if 1) their risks and characteristics are not closely related to the host contracts, 2) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and 3) provided that the host contracts are not classified as “Trading investments” or as other financial assets (liabilities) at fair value through profit or loss.

v.	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

vi.	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i.	If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the transferor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized from the Consolidated Statement of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

ii.	If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Consolidated Financial Statement of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

-	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.
-	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred due to the new financial liability.

iii.	If the Bank neither transfers nor substantially retains all the risks and rewards of ownership associated with the transferred financial asset—as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases, the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset: the asset is derecognized from the Consolidated Statement of Financial Position and any rights or obligations retained or created in the transfer are recognized.

b.	If the transferor retains control of the transferred financial asset: it continues to be recognized in the Consolidated Statement of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Consolidated Financial Statements December 2018 / Banco Santander Chile 20

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Accordingly, financial assets are only derecognized from the Consolidated Statement of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties. Similarly, financial liabilities are only derecognized from the Consolidated Financial Statement Financial Position when the obligations specified in the contract are discharged or cancelled or the contract has matured.

i)	Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i.	Interest revenue, interest expense, and similar items

Interest revenue, expense and similar items are recorded on an accrual basis using the effective interest method.

However, when a given operation or transaction is past due by 90 days or more, when it originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default, the interest and adjustments pertaining to these transactions are not recorded directly in the Consolidated Statement of Income unless they have been actually received.

This interest and adjustments are generally referred to as “suspended” and are recorded in they are reported as part of the complementary information thereto and as memorandum accounts (Note 27). This interest is recognized as income, when collected.

The resumption of interest income recognition of previously impaired loans only occurs when such loans become current (i.e. payments were received such that the loans are contractually past-due for less than 90 days) or they are no longer classified under the C3, C4, C5, or C6 risk categories (for loans individually evaluated for impairment).

ii.	Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Consolidated Interim Statement of Income using criteria stablished in IFRS 15 “Revenue from contracts with customers”, using retrospectively with the cumulative effect recognized at the date of initial application method and therefore has not restated the prior comparative information, which continues to be reporting under IAS 18 “Revenue recognition”.

Under IFRS 15, the Bank recognize revenue when (or as) satisfied a performance obligations by transferring a service (i.e. an asset) to a customer; under this definition an asset is transferred when (or as) the customer obtains control of that asset. The Bank considers the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Bank transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time, and/or the Bank satisfies the performance obligation at a point in time.

Under IAS 18 “Revenue recognition”, fees and commission income and expense are recognized in according to their nature. The main criteria are: Fee and commission income and expenses on financial assets and liabilities are recognized when they are earned.

Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services. Those relating to services provided in a single transaction are recognized when the single transaction is performed.

The main income arising from commissions, fees and similar items correspond to:

-	Fees and commissions for lines of credits and overdrafts: includes accrued fees related to granting lines of credit and overdrafts in checking accounts.
-	Fees and commissions for guarantees and letters of credit: includes accrued fees in the period relating to granting of guarantee payment for current and contingent third party obligations.
-	Fees and commissions for card services: includes accrued and earned commissions in the period related to use of credit cards, debit cards and other cards
-	Fees and commissions for management of accounts: includes accrued commissions for the maintenance of checking, savings and other accounts
-	Fees and commissions for collections and payments: includes income arising from collections and payments services provided by the Bank.
-	Fees and commissions for intermediation and management of securities: includes income from brokerage, placements, administration and securities’ custody services.

Consolidated Financial Statements December 2018 / Banco Santander Chile 21

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

-	Fees and commissions for insurance brokerage fees: includes income arising for insurances distribution.
-	Other fees and commissions: includes income arising from currency changes, financial advisory, cashier check issuance, placement of financial products and online banking services.

The main expense arising from commissions, fees and similar items correspond to:

-	Compensation for card operation: includes commission expenses for credit and debit card operations related to income commissions card services.
-	Fees and commissions for securities transactions: includes commissions expense for deposits, securities custody service and securities’ brokerage.
-	Other fees and commissions: includes mainly expenses generated from online services.

The Bank has incorporated disaggregated revenue disclosure and reportable segment relationship in Note 25.

Additionally, the Bank maintains certain loyalty programs associated to its credit cards services, for which it has deferred a percentage of the consideration received in the statement of financial position to comply with its related performance obligation or has liquidated on a monthly basis as far they arise.

iii.	Non-financial income and expenses

Non-financial income and expenses are recognized for accounting purposes on an accrual basis.

iv.	Commissions in the formalization of loans

The financial commissions that arise in the formalization of loans, fundamentally the opening or study and information commissions, are periodized and recorded in the consolidated long-term result of the life of the loan.

j)	Impairment

i.	Financial assets:

A financial asset, other than that at fair value through profit and loss, is evaluated on each consolidated financial statement filing date to determine whether objective evidence of impairment exists.

A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the asset (“event causing the loss”), and this event or events causing the loss have an impact on the estimated future cash flows of a financial asset or group of financial assets.

An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the recorded amount of the asset and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

Individually significant financial assets are individually tested to determine their impairment. The remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

All impairment losses are recorded in the consolidated statement of income in the caption “provisions for credit risk”. Any impairment loss related to a financial asset available for sale previously recorded in equity is transferred to income.

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. The reversal of an impairment loss shall not exceed the carrying amount that would have been determined if no impairment loss has been recognized for the asset in prior years. The reversal is recorded in income with the exception of available for sale equity financial assets, in which case it is recorded in other comprehensive income.

ii.	Non-financial assets:

The Bank’s non-financial assets, excluding investment properties, are reviewed at the reporting date to determine whether they show signs of impairment (i.e. the carrying amount exceeds its recoverable amount). If any such evidence exists, the recoverable amount of the asset is estimated, in order to determine the extent of the impairment loss.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Consolidated Financial Statements December 2018 / Banco Santander Chile 22

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

If the recoverable amount of an asset is estimated to be less than the carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

In connection with other assets, impairment losses recorded in prior periods are assessed at each reporting date to determine whether the loss has decreased and should be reversed. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. Losses for goodwill impairment recognized through capital gains are not reversed.

k)	Property, plant, and equipment

This category includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixed assets owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows:

i.	Property, plant and equipment for own use

Property, plant and equipment for own use includes but is not limited to tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases. These assets are presented at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses resulting from comparing the net value of each item to the respective recoverable amount.

Depreciation is calculated using the straight-line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

The Bank applies the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful life (in months)
Land	-
Paintings and works of art	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
IT systems and software	36
ATMs	60
Other machines and equipment	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Other installations	120
Buildings	1,200

The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in accordance with the revised carrying amount and to the new remaining useful life.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Consolidated Statement of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred.

ii.	Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record their impairment losses, are the same as those for property, plant and equipment held for own use.

Consolidated Financial Statements December 2018 / Banco Santander Chile 23

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

l) Leasing

i.	Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

When a consolidated entity is the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term, which is equivalent to one additional lease payment and so is reasonably certain to be exercised, is recognized as lending to third parties and is therefore included under “Loans and accounts receivable from customers” in the Consolidated Statement of Financial Position.

When a consolidated entity is a lessee, it reports the cost of leased assets in the Consolidated Statement of Financial Position based on the nature of the leased asset, and simultaneously records a liability for the same amount (which is the lower of the fair value of the leased asset, and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise price of the purchase option). The depreciation policy for these assets is the same as that for property, plant and equipment for own use.

In both cases, the finance income and finance expenses arising from these contracts are credited and debited, respectively, to “Interest income” and “Interest expense” in the Consolidated Statement of Income so as to achieve a constant rate of return over the lease term.

ii.	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When a consolidated entity is the lessor, it reports the acquisition cost of the leased assets under “Property, plant and equipment”. The depreciation policy for these assets is the same as that for similar items of property, plant and equipment held for own use and revenues from operating leases is recorded on a straight-line basis under “Other operating income” in the Consolidated Statement of Income.

When a consolidated entity is the lessee, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to “Other operating expenses” in the Consolidated Statement of Income.

iii.	Sale and leaseback transactions

For sale at fair value and operating leasebacks, the profit or loss generated is recorded at the time of sale. In the case of finance leasebacks, the profit or loss generated is amortized over the lease term.

m)	Factored receivables

Factored receivables are valued at the amount disbursed by the Bank in exchange of invoices or other commercial instruments representing the credit which the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income and adjustments in the Consolidated Statement of Income using the effective interest method over the financing period.

When the assignment of these instruments involves no liability on the part of the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment.

n)	Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of legal or contractual rights. The Bank recognizes an intangible asset, whether purchased or self-created (at cost), when the cost of the asset can be measured reliably, and it is probable that the future economic benefits that are attributable to the asset will flow to the Bank.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated. The estimated useful life for software is 3 years.

Intangible assets are amortized on a straight-line basis over their estimated useful life; which has been defined as 36 months.

Consolidated Financial Statements December 2018 / Banco Santander Chile 24

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

o)	Cash and cash equivalents

The indirect method is used to prepare the consolidated cash flow statement, starting with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as investing or financing activities.

The cash flow statement was prepared considering the following definitions:

i.	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks.

ii.	Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities.

iii.	Investing activities: The acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

iv.	Financing Activities: Activities that result in changes in the size and composition of equity and liabilities that are not operating or investing activities.

p)	Allowances for loan losses

The Bank continuously evaluates the entire loan portfolio and contingent loans, as it is established by the SBIF, to timely provide the necessary and sufficient provisions to cover expected losses associated with the characteristics of the debtors and their loans, which determine payment behavior and recovery.

The Bank has established allowances to cover probable losses on loans and account receivables in accordance with instructions issued by Superintendency of Banks and Financial Institutions (SBIF) and models of credit risk rating and assessment approved by the Board’s Committee, including the amendments introduced by Circular No. 3.573 (and its further modifications) applicable as of January 1, 2016 which establishes a standard method for residential mortgage loans and complements and specifies instructions on provisions and loans classified in the impaired portfolio, and subsequent amendments.

The Bank uses the following models established by the SBIF, to evaluate its loan portfolio and credit risk:

-	Individual assessment - where the Bank assesses a debtor as individually significant when their loans are significant, or when the debtor cannot be classified within a group of financial assets with similar credit risk characteristics, due to its size, complexity or level of exposure.

-	Group assessment - a group assessment is relevant for analyzing a large number of transactions with small individual balances due from individuals or small companies. The Bank groups debtors with similar credit risk characteristics giving to each group a default probability and recovery rate based on a historical analysis. The Bank has implemented standard models for mortgage loans, established in Circular No. 3.573 (modified by Circular No. 3.584), and internal models for commercial and consumer loans.

I.	Allowances for individual assessment

An individual assessment of commercial debtors is necessary according to the SBIF, in the case of companies which, due to their size, complexity or level of exposure, must be known and analyzed in detail.

The analysis of the debtor is primarily focused on their credit quality and their risk category classification of the debtor and of their respective contingent loans and loans These are assigned to one of the following portfolio categories: Normal, Substandard and Impaired. The risk factors considered are industry or economic sector, owners or managers, financial situation and payment ability, and payment behavior.

The portfolio categories and their definitions are as follows:

i.	Normal Portfolio includes debtors with a payment ability that allows them to meet their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6.

Consolidated Financial Statements December 2018 / Banco Santander Chile 25

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	Substandard Portfolio includes debtors with financial difficulties or a significant deterioration of their payment ability. There is reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

iii.	Impaired Portfolio includes debtors and their loans where repayment is considered remote, with a reduced or no likelihood of repayment. This portfolio includes debtors who have stopped paying their loans or that indicate that they will stop paying, as well as those who require forced debt restructuration, reducing the obligation or delaying the term of the capital or interest, and any other debtor who is over 90 days overdue in his payment of interest or capital. The classifications assigned to this portfolio are categories from C1 to C6.

Normal and Substandard Compliance Portfolio

As part of individual assessment, the Bank classifies debtors into the following categories, assigning them a probability of non-performance (PNP) and severity (SEV), which result in the expected loss percentages.

Portfolio	Debtor’s Category	Probability of Non-Performance (%)	Severity (%)	Expected Loss (%)
	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
Normal portfolio	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
Substandard portfolio	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

The Bank first determines all credit exposures, which includes the accounting balances of loans and accounts receivable from customers plus contingent loans, less any amount recovered through executing the financial guarantees or collateral covering the operations. The percentages of expected loss are applied to this exposure. In the case of collateral, the Bank must demonstrate that the value assigned reasonably reflects the value obtainable on disposal of the assets or equity instruments. When the credit risk of the debtor is substituted for the credit quality of the collateral or guarantor, this methodology is applicable only when the guarantor or surety is an entity qualified in a similar investment grade by a local or international company rating agency recognized by the SBIF. Guaranteed securities cannot be deducted from the exposure amount, only financial guarantees and collateral can be considered.

Notwithstanding the foregoing, the Bank must maintain a minimum provision of 0.5% over loans and contingent loans in the normal portfolio.

Impaired Portfolio

The impaired portfolio includes all loans and the entire value of contingent loans of the debtors that are over 90 days overdue on the payment of interest or principal of any loan at the end of the month. It also includes debtors who have been granted a loan to refinance loans over 60 days overdue, as well as debtors who have undergone forced restructuration or partial debt condonation.

The impaired portfolio excludes: a) residential mortgage loans, with payments less than 90 days overdue; and, b) loans to finance higher education according to Law 20.027, provided the breach conditions outlined in Circular No. 3.454 of December 10, 2008 are not fulfilled.

The provision for an impaired portfolio is calculated by determining the expected loss rate for the exposure, adjusting for amounts recoverable through available financial guarantees and deducting the present value of recoveries made through collection services after the related expenses.

Once the expected loss range is determined, the related provision percentage is applied over the exposure amount, which includes loans and contingent loans related to the debtor.

Consolidated Financial Statements December 2018 / Banco Santander Chile 26

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The allowance rates applied over the calculated exposure are as follows:

Classification	Expected range of loss	Allowance

C1	Up to 3%	2%
C2	Greater than 3% and less than 20%	10%
C3	Greater than 20% and less than 30%	25%
C4	Greater than 30% and less than 50%	40%
C5	Greater than 50% and less than 80%	65%
C6	Greater than 80%	90%

Loans are maintained in the impaired portfolio until their payment ability is normal, notwithstanding the write off of each particular credit that meets conditions of Title II of Chapter B-2 CNC of the SBIF. Once the circumstances that led to classification in the Impaired Portfolio have been overcome, the debtor can be removed from this portfolio once all the following conditions are met:

i.	the debtor has no obligations of the debtor with the Bank more than 30 days overdue;
ii.	the debtor has not been granted loans to pay its obligations;
iii.	at least one of the payments include the amortization of capital; Assignations for group evaluations
iv.	if the debtor has made partial loan payments in the last six months, two payments have already been made;
v.	if the debtor must pay monthly installments for one or more loans, four consecutive installments have been made;
vi.	the debtor does not appear to have bad debts in the information provided by the SBIF, except for insignificant amounts.

II.	Allowances for group assessments

Group assessments are used to estimate allowances required for loans with low balances related to individuals or small companies.

Group assessments require the formation of groups of loans with similar characteristics by type of debtor and loan conditions, in order to establish both the group payment behavior and the recoveries of their defaulted loans, using technically substantiated estimates and prudential criteria. The model used is based on the characteristics of the debtor, payment history, outstanding loans and default among other relevant factors.

The Bank uses methodologies to establish credit risk, based on internal models to estimate the allowances for the group-evaluated portfolio. This portfolio includes commercial loans with debtors that are not assessed individually, mortgage and consumer loans (including installment loans, credit cards and overdraft lines). These methods allow the Bank to independently identify the portfolio behavior and establish the provision required to cover losses arising during the year.

The customers are classified according to their internal and external characteristics into profiles, using a customer-portfolio model to differentiate each portfolio’s risk in an appropriate manner. This is known as the profile allocation method.

The profile allocation method is based on a statistical construction model that establishes a relationship through logistic regression between variables (for example default, payment behavior outside the Bank, socio-demographic data) and a response variable which determines the client’s risk, which in this case is over 90 days overdue. Hence, common profiles are established and assigned a Probability of Non-Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV).

Therefore, once the customers have been profiled, and the loan’s profile assigned a PNP and a SEV, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and accounts receivable from the customer, plus contingent loans, less any amount that can be recovered by executing guarantees (for credits other than consumer loans).

Notwithstanding the above, on establishing provisions associated with housing loans, the Bank must recognize minimum provisions according to standard methods established by the SBIF for this type of loan. While this is considered to be a prudent minimum base, it does not relieve the Bank of its responsibility to have its own methodologies of determining adequate provisions to protect the credit risk of the portfolio.

Consolidated Financial Statements December 2018 / Banco Santander Chile 27

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Standard method of residential mortgage loan provisions

As of January 1, 2016, and in accordance with Circular No. 3.573 issued by the SBIF, the Bank began applying the standard method of provisions for residential mortgage loans. According to this method, the expected loss factor applicable to residential mortgage loans will depend on the default of each loan and the relationship between the outstanding principal of each loan and the value of the associated mortgage guarantee (Loans to Value, LTV) at the end of each month.

The allowance rates applied according to default and LTV are the following:

LTV Range	Days overdue at month end	0	1-29	30-59	60-89	Impaired portfolio
	PNP(%)	1.0916	21.3407	46.0536	75.1614	100
LTV≤40%	Severity (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	Expected Loss (%)	0.0002	0.0094	0.0222	0.0362	0.0537
	PNP(%)	1.9158	27.4332	52.0824	78.9511	100
40%< LTV ≤80%	Severity (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	Expected Loss (%)	0.0421	0.7745	1.5204	2.3047	3.0413
	PNP(%)	2.5150	27.9300	52.5800	79.6952	100
80%< LTV ≤90%	Severity (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	Expected Loss (%)	0.5421	6.0496	11.5255	17.6390	22.2310
	PNP(%)	2.7400	28.4300	53.0800	80.3677	100
LTV >90%	Severity (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	Expected Loss (%)	0.7453	8.2532	15.7064	24.2355	30.2436

LTV =Loan capital/Value of guarantee

If the same debtor has more than one residential mortgage loan with the Bank and one of them over 90 days overdue, all their loans shall be allocated to the impaired portfolio, calculating provisions for each them in accordance with their respective LTV.

For residential mortgage loans related to housing programs and grants from the Chilean government, the allowance rate may be weighted by a factor of loss mitigation (LM), which depends on the LTV percentage and the price of the property in the deed of sale (S), as long as the debtor has contracted auction insurance provided by the Chilean government.

III.	Additional provisions

According to SBIF regulation, banks are allowed to establish provisions over the limits already described, to protect themselves from the risk of non-predictable economical fluctuations that could affect the macro-economic environment or a specific economic sector.

According to No. 9 of Chapter B-1 from the SBIF Compendium of Accounting Standards, these provisions will be recorded in liabilities, similar to provisions for contingent loans.

The bank has set up additional provisions at the end of the third quarter of 2018 for an amount of MCh $ 20,000, associated with the Bank's consumer portfolio, which have been approved by the bank's board of directors (Note 31).

IV.	Charge-offs

As a general rule, charge-offs should be done when the contract rights over cash flow expire. In the case of loans, even if the above does not happen, the Bank will charge-off these amounts in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards (SBIF).

These charge-offs refer to the derecognition from the Consolidated Statements of Financial Position of the respective loan, including any not yet due future payments in the case of installment loans or leasing transactions (for which partial charge-offs do not exist).

Charge-offs are always recorded as a charge to loan risk allowances according to Chapter B-2 of the Compendium of Accounting Regulations, no matter the reason for the charge-off. Any payment received related to a loan previously charged-off will be recognized as recovery of loan previously charged-off at the Consolidated Statement of Income.

Consolidated Financial Statements December 2018 / Banco Santander Chile 28

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Loan and accounts receivable charge-offs are recorded for overdue, past due, and current installments when they exceed the time periods described below since reaching overdue status:

Type of loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

V.	Recovery of loans previously charged off and accounts receivable from customers

Any recovery on "Loans and accounts receivable from customers" previously charged-off will be recognized as a reduction in the credit risk provisions in the Consolidated Statement of Income.

Any renegotiation of a loan previously charged-off will not give rise to income, as long as the operation continues being considered as impaired. The cash payments received must be treated as recoveries of charged-off loans.

The renegotiated loan can only be included again in assets if it is no longer considered as impaired, also recognizing the capitalization income as recovery of charged-off loans.

q)	Provisions, contingent assets, and contingent liabilities

Provisions are liabilities of uncertain timing or amount. Provisions are recognized in the Consolidated Statements of Financial Position when the Bank:

i.	has a present obligation (legal or constructive) as a result of past events, and
ii.	it is probable that an outflow of resources will be required to settle these obligations and the amount of these resources can be reliably measured.

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by the occurrence or non-occurrence if one or more uncertain future events that are not wholly within control of the Bank.

The Consolidated Financial Statements reflect all significant provisions for which it is estimated that the probability of having to meet the obligation is more than likely than not. Provisions are quantified using the best available information regarding the consequences of the event giving rise to them and are reviewed and adjusted at the end of accounting period. Provisions are used when the liabilities for which they were originally recognized are settled. Partial or total reversals are recognized when such liabilities cease to exist or are reduced.

Provisions are classified according to the obligation covered as follows:

-	Provision for employee salaries and expenses
-	Provision for mandatory dividends
-	Provision for contingent loan risks
-	Provisions for contingencies

r)	Income taxes and deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be recovered or settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes from the date on which the law is enacted or substantially enacted.

Consolidated Financial Statements December 2018 / Banco Santander Chile 29

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

s)	Use of estimates

The preparation of the financial statements requires the Bank's management to make estimates and assumptions that affect the application of the accounting policies and the reported values of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

In certain cases, International Financial Reporting Standards (IFRS) require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. When available, quoted market prices in active markets have been used as the basis for measurement. When quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of internal modeling and other valuation techniques.

The Bank has established allowances to cover probable losses, to estimate allowances. These allowances must be regularly reviewed taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers' ability to pay. Increases in the allowances for loan losses are reflected as "Provision for loan losses" in the Consolidated Statement of Income.

Loans are charged-off when the contractual rights for the cash flows expire, however, for loans and accounts receivable from customers the bank will charge-off in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards issued by the SBIF. Charge-offs are recorded as a reduction of the allowance for loan losses.

The relevant estimates and assumptions made to calculate provisions are regularly reviewed by the Bank's Management to quantify certain assets, liabilities, revenues, expenses, and commitments.

Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

These estimates are based on the best available information and mainly refer to:

-	Allowances for loan losses (Notes 9, 10, and 31)
-	Impairment losses of certain assets (Notes 8, 9, 10, 11, and 34)
-	The useful lives of tangible and intangible assets (Notes 13, 14 and 34)
-	The fair value of assets and liabilities (Notes 6, 7, 8, 11 and 38)
-	Commitments and contingencies (Note 23)
-	Current and deferred taxes (Note 15)

t)	Non-current assets held for sale

Non-current assets (or a group of assets and liabilities) that expect to be recovered mainly through the sale of these items rather than through their continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are valued in accordance with the Bank's policies. The assets (or disposal group) are subsequently valued at the lower of carrying amount and fair value less selling costs.

u)	Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value. A price is agreed upon by the parties through negotiation or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In the both cases, an independent appraisal is performed.

Any excess of the outstanding loan balance over the fair value is recognized in the Consolidated Statement of Income under "Provision for loan losses".

These assets are subsequently valued at the lower of the amount initially recorded and the net realizable value, which corresponds to its fair value (liquidity value determined through an independent appraisal) less their respective costs of sale. The difference between both are recognized in the Consolidated Statement under "Other operating expenses".

At the end of each year the Bank performs an analysis to review the "selling costs" of assets received or awarded in lieu of payments which will be applied at this date and during the following year. As of December 31, 2018, the average selling cost has been estimated at 2.2% of the appraisal value (3.4% for December 31, 2017).

Independent appraisals are obtained at least every 18 months and fair values are adjusted accordingly.

Consolidated Financial Statements December 2018 / Banco Santander Chile 30

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

In general, it is estimated that these assets will be disposed of within a term of one year from its date of award. As set forth in article 84 of the General Banking Act, those assets that are not sold within that term are charged-off in a single installment.

v)	Earnings per share

Basic earnings per share are calculated by dividing the net income attributable to the equity holders of the Bank by the weighted average number of shares outstanding during the reported period.

Diluted earnings per share are calculated in a similar manner to basic earnings, but the weighted average number of outstanding shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt.

As of December 31, 2018, and 2017, the Bank did not have any instruments that generated dilution.

w)	Temporary acquisition (assignment) of assets and liabilities

Purchases or sales of financial assets under non-optional repurchase agreements at a fixed price (repos) are recorded in the Consolidated Statements of Financial Position as an financial assignment based on the nature of the debtor (creditor) under "Deposits in the Central Bank of Chile," "Deposits in financial institutions" or "Loans and accounts receivable from customers" ("Central Bank of Chile deposits," "Deposits from financial institutions" or "Customer deposits").

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

x)	Assets under management and investment funds managed by the Bank

Assets owned by third parties and managed by certain companies that are within the Bank's scope of consolidation (Santander S.A. Sociedad Securitizadora), are not included in the Consolidated Statement of Financial Position. Management fees are included in "Fee and commission income" in the Consolidated Statement of Income.

y)	Provision for mandatory dividends

As of December 31, 2018, and 2017, the Bank recorded a provision for minimum mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank's internal policy, which requires at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders' meeting by unanimous vote of the outstanding shares. This provision is recorded as a deduction from "Retained earnings" — "Provision for mandatory dividends" in the Consolidated Statement of Changes in Equity with offset to Provisions.

z)	Employee benefits

i.	Post-employment benefits — Defined Benefit Plan:

According to current collective labor agreements and other agreements, the Bank has an additional benefit available to its principal executives, consisting of a pension plan, whose purpose is to endow them with funds for a better supplementary pension upon their retirement.

Features of the Plan:

The main features of the Post-Employment Benefits Plan promoted by the Banco Santander Chile are:

I.	Aimed at the Bank's management.
II.	The general requirement is that the beneficiary must still be employed by the Bank when reaching 60 years old.
III.	The Bank will mix collective life and savings insurance policy for each beneficiary in the plan. Regular voluntary installments will be paid into this fund by the beneficiary and matched by the Bank.
IV.	The Bank will be responsible for granting the benefits directly.

The projected unit credit method is used to calculate the present value of the defined benefit obligation and the current service cost.

Consolidated Financial Statements December 2018 / Banco Santander Chile 31

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Components of defined benefit cost include:

-	current service cost and any past service cost, which are recognized in profit or loss for the period;
-	net interest on the liability (asset) for net defined benefit, which is recognized in profit or loss for the period;
-	new liability (asset) remeasurements for net defined benefit include:
(a)	actuarial gains and losses;
(b)	the performance of plan assets, and;
(c)	changes in the effect of the asset ceiling which are recognized in other comprehensive income.

The liability (asset) for net defined benefit is the deficit or surplus, calculated as the difference between the present value of the defined benefit obligation less the fair value of plan assets.

Plan assets comprise the pension fund taken out by the Group with a third party that is not a related party. These assets are held by an entity legally separated from the Bank and exist solely to pay benefits to employees.

The Bank recognizes the present service cost and the net interest of the Personnel wages and expenses on the Consolidated Statement of Income. Given the plan's structure, it does not generate actuarial gains or losses. The plan's performance is established and fixed during the period; consequently, there are no changes in the asset's cap. Accordingly, there are no amounts recognized in other comprehensive income.

The post-employment benefits liability, recognized in the Consolidated Statement of Financial Position, represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions.

When employees leave the plan before meeting the requirements to be eligible for the benefit, contributions made by the Bank are reduced.

ii.	Severance provision:

Severance provision for years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its execution are known.

iii.	Cash-settled share-based compensation

The Bank allocates cash-settled share-based compensation to executives of the Bank and its Subsidiaries in accordance with IFRS 2. The Bank measures the services received and the obligation incurred at fair value.

Until the obligation is settled, the Bank calculates the fair value at the end of each reporting period, as well as at the date of settlement, recognizing any change in fair value in the income statement for the period.

aa)	New accounting pronouncements

i.	Adoption of new accounting standards and instructions issued both by the Superintendency of Banks and Financial Institutions and the International Accounting Standards Board:

As of the issue date of these Consolidated Financial Statements, the following new accounting pronouncements have been issued by the both the SBIF and the IASB, which have been fully incorporated by the Bank and are detailed as follows:

1.	Accounting Standards issued by the Superintendency of Banks and Financial Institutions

Circular No. 3.634 — Risk weighted assets, credit risk and credit limits that apply to derivatives compensated and liquidated by a clearing house-On March 9, 2018, the SBIF published this bulletin with the main objective being that Banks could recognize their own risk mitigation effects for derivatives that are compensated and liquidated by a clearing house, introducing an intermediate category to classify the credit risk equivalent for these derivatives, the risk weight granted for these assets will be 2%.

In order to determine the credit risk equivalent for these derivatives compensated and liquidated by a clearing house, the type of relationship and residual time between the bank and clearing house will have to be taken in consideration, as well as the corresponding safeguards and guarantees.

Consolidated Financial Statements December 2018 / Banco Santander Chile 32

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Additionally, the SBIF considers that the derivative operations negotiated by Banks constituted in Chile, including foreign bank branches, this limit is applicable to interbank loans, even when these operations are later compensated and liquidated in a clearing house.

These modifications are applicable from June 30, 2018 onwards. The administration has carried out the necessary adjustments to comply with this requirement in time and form. No relevant situations exist that indicate the contrary.

2.	Accounting Standards issued by the International Accounting Standards Board

IFRS 15, Income from contracts with clients - On May 28, 2014, the IASB published IFRS 15, which aims to establish principles for reporting useful information to users of financial information about the nature, amount, timing and uncertainty of the income and cash flows generated from an entity's contracts with its customers. IFRS 15 eliminates IAS 11 Construction Contracts, IAS 18 Income, IFRIC 13 Loyalty Programs with Customers, IFRIC 15 Real Estate Construction Agreements, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue - Exchange of Advertising Services.

On April 12, 2016, the IASB issued "Clarifications to IFRS 15 Revenue from contracts with customers", these amendments do not change the underlying principles of the standard, just clarify and offer some additional transition relief. The main topics addressed by this amendment comprise: Identifying performance obligations, Principal versus agent considerations and licensing in addition to transition relief.

This standard was applicable from January 1, 2018, with early application permitted. Management performed a detailed review of items under the scope and its adaptation to the new five-step model of revenue recognition and conclude that this standard did not have material impact on the Bank's financial statement.

Amendments to IFRS 2 Classification and measurement of share-based payment transactions — These amendments were published on June 20, 2016, to address issues with:

●	The accounting of share-based payment transactions paid in cash that include a performance condition
●	The classification of share-based transactions
●	Accounting for modifications of share-based payment transactions from cash-settled to equity-settled.

This standard was applicable from January 1, 2018, with early application permitted. Management evaluation conclude that this amendment did not have material impact on the Bank's financial statement.

Amendments to IFRS 4: Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts - The amendments are intended to address concerns about the different effective dates of IFRS 9 and the forthcoming new insurance contracts standard (expected as IFRS 17 within the next six months). The amendments provide two options for entities that issue insurance contracts within the scope of IFRS 4:

-	an option that permits entities to reclassify, from profit or loss to other comprehensive income, some of the income or expenses arising from designated financial assets (the "overlay approach");
-	an optional temporary exemption from applying IFRS 9 for entities whose predominant activity is issuing contracts within the scope of IFRS 4 (the "deferral approach").

An entity would apply the overlay approach retrospectively to qualifying financial assets when it first applies IFRS 9 while an entity would apply the deferral approach for annual periods beginning on or after January 1, 2018. Management evaluation conclude that this amendment did not have material impact on the Bank's financial statement.

IFRIC 22 Foreign Currency Transactions and Advance Consideration — These interpretations issued on December 8, 2016, clarifies the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency. The Interpretation covers foreign currency transactions when an entity recognizes a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration before the entity recognizes the related asset, expense or income. It does not apply when an entity measures the related asset, expense or income on initial recognition at fair value or at the fair value of the consideration received or payed at a date other than the date of initial recognition of the non-monetary asset or non-monetary liability. Also, the Interpretation need not be applied to income taxes, insurance contracts or reinsurance contracts.

The date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non-monetary prepayment asset or deferred income liability. If there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt.

IFRIC 22 was effective for annual reporting periods beginning on or after 1 January 2018. Earlier application was permitted. Management evaluation conclude that this amendment did not have material impact on the Bank's financial statement.

Consolidated Financial Statements December 2018 / Banco Santander Chile 33

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Annual Improvement 2014-2016

IFRS 1 First time adoption of IFRS - Deletion of short-term exemptions for first-time adopters.

IAS 28 Investments in Associates and Joint Ventures - Measuring an associate or joint venture at fair value.

The amendments to IFRS 1 and IAS 28 were effective for annual periods beginning on or after 1 January 2018. Management concluded that this amendment did not have a material impact on the Bank's financial statement.

II.	New accounting standards and instructions issued by both the Superintendency of Banks and Financial Institutions and by the International Accounting Standards Board that have not come into effect as of December 31, 2018

As of the closing date of these financial statements, new International Financial Reporting Standards had been published as well as interpretations of them and SBIF rules, which were not mandatory as of December 31, 2018. Although in some cases the application is permitted by the IASB, the Bank has not made its application on that date.

1.	Accounting Standards issued by the Superintendency of Banks and Financial Institutions

Circular No. 3.638- Establishes the standard provision method for commercial loans on a group portfolio- On July 6, 2018, the SBIF published this bulletin that establishes standard methods that must be utilized by banks for credit risk provisions directed for commercial loans on a group portfolio which are incorporated in Chapter B-1 of the Compendium of Accounting Standards.

●	Method used for the Commercial Leasing Portfolio: considers as overdue the asset type, the lease (real-estate or not) and the current value-to-value relation of the asset (LTV) of the operation.
●	Method used for the Student Portfolio: considers the type of loan granted (whether it is CAE or not), the required payment and amount overdue, in case the loan has these characteristics.
●	Method used for the Generic Commercial Portfolio: considers as overdue and the existence of real guarantees that warrant the loan. In case of mediated guarantees, the relation between the loan and real value of the collateral is considered.

The use of the standard method to generate the provisions credits in the group commercial portfolio, will be mandatory starting on July 1, 2019, while the accounting effects of first application must be considered as a change in an accounting response according to IAS 8, and therefore accounted in profit or loss. The Administration is evaluating the potential impact for the adoption of this modification.

2.	Accounting Standards issued by the International Accounting Standards Board

IFRS 9, Financial Instruments - On November 12, 2009, the International Accounting Standards Board (IASB) issued IFRS 9, Financial Instruments. This Standard introduces new requirements for the classification and measurement of financial assets. IFRS 9 specifies how an entity should classify and measure its financial assets. Requires that all financial assets are classified in their entirety on the basis of the entity's business model for the management of financial assets and the characteristics of the contractual cash flows of financial assets.

On October 28, 2010, the IASB published a revised version of IFRS 9, Financial Instruments. The revised Standard retains the requirements for the classification and measurement of financial assets that was published in November 2009 but adds guidelines on the classification and measurement of financial liabilities. Likewise, it has replicated the guidelines on the recognition of financial instruments and the implementation guides related from IAS 39 to IFRS 9. These new guidelines conclude the first phase of the IASB project to replace IAS 39. The other phases, impairment and hedge accounting, have not yet been finalized.

The guidance included in IFRS 9 on the classification and measurement of financial assets has not changed from those established in IAS 39. In other words, financial liabilities will continue to be measured either at amortized cost or at fair value with changes in results. The concept of bifurcation of derivatives incorporated in a contract for a financial asset has not changed Financial liabilities held for trading will continue to be measured at fair value with changes in results, and all other financial assets will be measured at amortized cost unless the value option is applied reasonable using the criteria currently in IAS 39.

Notwithstanding the foregoing, there are two differences with respect to IAS 39:

-	The presentation of the effects of changes in fair value attributable to the credit risk of a liability; and
-	The elimination of the cost exemption for liabilities derivatives to be settled through the delivery of non-traded equity instruments.

Consolidated Financial Statements December 2018 / Banco Santander Chile 34

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

On December 16, 2011, the IASB issued Mandatory Application Date of IFRS 9 and Disclosures of the Transition, deferring the effective date of both the 2009 and 2010 versions to annual periods beginning on or after January 1, 2015. Prior to the amendments, the application of IFRS 9 was mandatory for annual periods beginning on or after 2013. The amendments change the requirements for the transition from IAS 39 Financial Instruments: Recognition and Measurement to IFRS 9. In addition, they also modify IFRS 7 Financial Instruments: Disclosures to add certain requirements in the reporting period in which the date of application of IFRS 9 is included. Finally, on July 24, 2014, it is established that the date Effective application of this rule will be for annual periods beginning on January 1, 2018.

On November 19, 2013 ASB issued "Amendment to IFRS 9: hedge accounting and amendments to IFRS 9, IFRS 7 and IAS 39", which includes a new general hedge accounting model, which is more closely aligned with risk management, providing more useful information to the users of the financial statements. On the other hand, the requirements relating to the fair value option for financial liabilities were changed to address the credit risk itself, this improvement establishes that the effects of changes in the credit risk of a liability should not affect the result of the period a unless the liabilities remain to negotiate; the early adoption of this modification is permitted without the application of the other requirements of IFRS 9. In addition, it conditions the effective date of entry into force upon completion of the IFRS 9 project, allowing its adoption in the same way.

On July 24, 2014, the IASB published the final version of IFRS 9 - Financial Instruments, including the regulations already issued together with a new expected loss model and minor modifications to the classification and measurement requirements for financial assets, adding a new category of financial instruments: assets at fair value with changes in other comprehensive result for certain debt instruments. It also includes an additional guide on how to apply the business model and testing of contractual cash flow characteristics.

On October 12, 2017, "Amendment to IFRS 9: Characteristics of Anticipated Cancellation with Negative Compensation" was published, which clarifies that according to the current requirements of IFRS 9, the conditions established in Test SPPI are not met if the Bank should make a settlement payment when the client decides to terminate the credit. With the introduction of this modification, in relation to termination rights, it is allowed to measure at amortized cost (or FVOCI) in the case of negative compensation.

This regulation was effective as of January 1, 2018. Early application is allowed. The Administration in accordance with the Superintendency of Banks and Financial Institutions pronouncement, will not apply this standard meantime SBIF does not provide it as a mandatory standard for all Chilean banks.

Sale or Contributions of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28) - Issued on September 11, 2014, the IASB has published 'Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)'. The amendments address a conflict between the requirements of IAS 28 'Investments in Associates and Joint Ventures' and IFRS 10 'Consolidated Financial Statements' and clarifies the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:

-	requires full recognition in the investor's financial statements of gains and losses arising on the sale or contribution of assets that constitute a business (as defined in IFRS 3 Business Combinations);
-	requires the partial recognition of gains and losses where the assets do not constitute a business, i.e. a gain or loss is recognized only to the extent of the unrelated investors' interests in that associate or joint venture.

On December 17, 2015 the IASB has published final amendments to "Sale or Contribution of Assets between an Investor and its Associate or Joint Venture". The amendments defer the effective date of the September 2014 amendments to these standards indefinitely until the research project on the equity method has been concluded. The Administration will be waiting for the new validity to evaluate the potential effects of this modification.

IFRS 16 Leases - On January 13, 2016, the IASB issued this new regulation which replaces IAS 17 Leases, IFRIC 4 Determination of whether an agreement contains a lease, SIC 15 Operating leases - incentives and SIC 27 Evacuation of the essence of Transactions that take the legal form of a lease. The main effects of this rule apply to tenant accounting, mainly because it eliminates the dual accounting model: operational or financial leasing, this means that tenants must recognize "a right to use an asset" and a liability for Lease (the present value of lease futures payments). In the case of the landlord the current practice is maintained - that is, lessors continue to classify leases as financial and operating leases. This regulation is applicable as of January 1, 2019, with early application permitted if IFRS 15 "Customer Contract Revenue" is applied. The Administration is evaluating the potential impact of the adoption of these regulations.

The bank has established a team that has reviewed the Bank's lease agreements, the new lease accounting guidelines in IFRS 16. The standard mainly affects the accounting of the Bank's operating leases. To date, the Bank has non-cancelable operating lease commitments and short-term leases, which are recognized in the straight line as lease expenses in the results. For lease commitments that are in accordance with the standard, the Bank becomes a right to use a supplier MCh$ 154,284 as of January 1, 2019 contract the steps for the same amount you are entitled to use the simplified transmission approach, The Bank intends to apply the simplified transition approach and will not re-express the comparative amounts for the year prior to adoption. The right-of-use assets for property leases are measured in the transition as the new rules would have always applied. All other assets for right of use are measured in the amount of the liability for the lease on adoption (adjusted for any lease expense paid in advance or accrued).

Consolidated Financial Statements December 2018 / Banco Santander Chile 35

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

IFRS 17 Insurance contracts — This standard issued on May 18, 2017 replaces the current IFRS 4. IFRS 17 will mainly change accounting for all entities that issue insurance contracts and investment contracts with discretionary participation characteristics. The standard applies to annual periods beginning on or after January 1, 2021, with early application permitted provided IFRS 15, "Revenue from contracts with customers" and IFRS 9, "Financial instruments" is applied. This norm does not apply directly to the bank, but, the Bank participates in the insurance business and will make sure that this norm is correctly applied.

IFRIC 23 Uncertainty over Income Tax Treatments — This standard issued on June 7, 2017, clarifies how the recognition and measurement requirements of IAS 12 apply when there is uncertainty about tax treatments. The standard applies to annual periods beginning on or after January 1, 2019, with early application permitted. The Bank's management has considered that these amendments will not have material impact on the consolidated financial statements of the Bank.

Amendments to IAS 28 long-term interest in Associates and Joint Ventures - This standard was issued in October 12, 2017 to clarify that an entity applies IFRS 9 including its impairment requirements, to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied. The amendments are effective for periods beginning on or after January 1, 2019, early application is permitted.

Annual Improvements to IFRS Standards 2015-2017 Cycle -This annual improvement issued in December 12, 2017, containing the following amendments:

IFRS 3 Business Combination and IFRS 11 Joint Arrangements — The amendments to IFRS 3 clarify that when an entity obtains control of a business that is a joint operation, it remeasures previously held interests in that business. The amendments to IFRS 11 clarify an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interest in that business.

IAS 12 Income taxes — The amendments clarify that all income tax consequences of dividends should be recognized in profit or loss, regardless of how the tax arises.

IAS 23 Borrowing cost — The amendments clarify that if any specific borrowing remain outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings.

The amendments are effective for periods beginning on or after January 1, 2019, early application is permitted. The Bank's management has considered that these amendments will not have material impact on the consolidated financial statements of the Bank.

Amendments to IAS 19: Plan amendment, curtailment or settlement - The amendment was issued on February 7, 2018 and include the following changes:

-	If a plan amendment, curtailment or settlement occurs, it is now mandatory that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement.
-	In addition, amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling.

The amendments are effective for periods beginning on or after January 1, 2019, early application is permitted, but must be disclosed. The Bank's management is evaluating if these amendments will have material impact on the Bank's consolidated financial statements.

Conceptual framework for financial reporting - Issued on March 29, 2018, the purpose of the Conceptual Framework is to:

(a)	assist the International Accounting Standards Board to develop IFRS Standards that are based on consistent concepts;
(b)	assist preparers to develop consistent accounting policies when no Standard applies to a particular transaction or other event, or when a Standard allows a choice of accounting policy; and
(c)	assist all parties to understand and interpret the Standards

The Conceptual Framework is not a Standard and not overrides any Standard or any requirement in a Standard. The revised Conceptual framework introduces the following main improvements:

-	Measurement: concepts on measurement, including factors to be considered when selecting a measurement basis.
-	Presentation and disclosure: concepts on presentation and disclosure, including when to classify income and expenses in other comprehensive income.
-	Derecognition: guidance on when assets and liabilities are removed from financial statements.

This framework is effective for periods beginning on or after January 1, 2020. The Bank's management is evaluating if this conceptual framework will have material impact on the Bank's consolidated financial statements.

Consolidated Financial Statements December 2018 / Banco Santander Chile 36

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 02

ACCOUNTING CHANGES

As of January 1, 2018, the IFRS 15 regulations have entered into force. Revenue from ordinary activities from contracts with customers, this regulation under the activities carried out by the Bank affects the income from commissions and services.

The Bank has chosen to use the modified retrospective method of the initial application of this standard as an option to transition as an adjustment to the opening balance of the accumulated earnings of the annual presentation period that includes the initial application date, therefore, not it requires the presentation of the immediately previous period according to this new accounting policy.

As part of the process of implementing this standard, the Bank conducted a process of reviewing the income from commissions and services and their associated expenses, and based on the 5-step model established in the regulations, it was concluded that the adoption of this standard it did not have material quantitative impacts, but it did have a revelation, which have been included in Note 1, letter i) Main accounting criteria used and Note No. 28 Commissions.

Consolidated Financial Statements December 2018 / Banco Santander Chile 37

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 03

SIGNIFICANT EVENTS

I.- As of December 31, 2018, the following significant events have occurred and affected the Bank's operations and Consolidated Financial Statements.

a)	The Board

During the ordinary session of the Board of Directors of Banco Santander-Chile, held on February 27, 2018, the following matters were agreed:

-	On the occasion of the resignation of Mr. Vittorio Corbo Lioi from his position as Director, it was held during said session, he was also exercised as Chairman of the Board of Directors, he was appointed in his place as Director and Chairman of the Board of Banco Santander-Chile Mr. Claudio Melandri Hinojosa, who will temporarily hold the position of General Manager until February 28, 2018 inclusive, in accordance with the provisions of Article 49 No. 8 of the General Banking Law.
-	The Bank's General Manager has been appointed, as of March 1, 2018, Mr. Miguel Mata Huerta, who served as Deputy General Manager, the latter being charged and agreed to be abolished.

During the ordinary session of the Board of Directors of Banco Santander-Chile, held on March 27, 2018, the following matters were agreed:

-	On the occasion of the resignation of the Regular Directors, Mr. Roberto Méndez Torres and Mr. Roberto Zahler Mayanz, made on this date, the Board of Directors has appointed Messrs. Félix de Vicente Mingo and Alfonso Gómez Morales as their regular Directors. independent
-	Mr. Orlando Poblete Iturrate has been appointed First Vice President and Oscar Von Chrismar Carvajal as Second Vice President.
-	It was agreed to call an Ordinary Meeting of Shareholders for April 24, 2018.

At the Ordinary Shareholders' Meeting of Banco Santander-Chile, held on April 24, 2018, Claudio Melandri Hinojosa, appointed Chairman and the independent directors Alfonso Gómez Morales and José Félix de Vicente Mingo, were appointed as permanent directors. previously designated by the Board.

During the ordinary session of the Board of Directors of Banco Santander-Chile, held on July 12, 2018, the following agreements were adopted:

-	On the occasion of the resignation of the substitute director Mr. Raimundo Monge Zegers, the board of directors has appointed Mr. Oscar Von Chrismar Carvajal, who was the titular director.
-	Mr. Rodrigo Vergara Montes has been appointed independent director.
-	Mr. Rodrigo Vergara Montes and Second Vice President Mr. Orlando Poblete Iturrate have been appointed First Vice President.

b)	Use of profits and distribution of dividends

At the Ordinary Shareholders' Meeting of Banco Santander-Chile held on April 24, 2018, together with approving the Consolidated Financial Statements corresponding to the year 2017, it was agreed to distribute 75% of the net profits for the year (which are denominated in the financial statements). consolidated "Profit attributable to equity holders of the Bank"), which amounted to $ 564,815 million. These profits correspond to a dividend of $ 2.24791611 for each share. Likewise, it is approved that the remaining 25% of the profits will be used to increase the Bank's reserves.

c)	Appointment of External auditors

In the Board indicated above, it was agreed to appoint the firm PricewaterhouseCoopers Consultores, Auditores y Compañía Limited, as external auditors of the Bank and its subsidiaries for the 2018 fiscal year.

Consolidated Financial Statements December 2018 / Banco Santander Chile 38

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 03

SIGNIFICANT EVENTS, continued

d)	Issuance of bonds — As of December 31, 2018

d.1)	Senior bonds year 2018

In the year ended December 31, 2018 the Bank has issued senior bonds int the amount of AUD 200,000,000, EUR 66,000,000, CHF 115,000,000, JPY 7,000,000,000 and USD 70,000,000 Debt issuance information is included in Note 19.

Series	Currency	Term	Term Original (annual)	Issuance date	Issuance amount	Maturity date
AUD	AUD	5	3.56%	13-11-2018	20,000,000	13-11-2023
Total	AUD				20,000,000

CHF	CHF	5	0.44%	21-09-2018	115,000,000	21-12-2023
Total	CHF				115,000,000

EUR	EUR	7	1.00%	04-05-2018	26,000,000	28-05-2025
EUR	EUR	12	1.78%	07-06-2018	40,000,000	15-06-2030
Total	EUR				66,000,000

JPY	JPY	10.5	0.65%	13-07-2018	4,000,000,000	13-01-2029
JPY	JPY	5	0.56%	30-10-2018	3,000,000,000	30-10-2023
Total	JPY				7,000,000,000

USD	USD	10	3.69%	10-10-2018	50,000,000	10-10-2028
USD	USD	2	4.17%	16-11-2018	20,000,000	16-11-2020
Total	USD				70,000,000

d.2)	Subordinated bonds year 2018

As of December 2018, the Bank did not issue subordinated bonds.

d.3)	Mortgage bonds year 2018

As of December 2018, the Bank did not issue mortgage bonds.

d.4)	Repurchased bonds year 2018

In the nine months ended December 31, 2018 the Bank has repurchased the following bonds:

Date	Type	Currency	Amount
04-01-2018	Senior	CLP	12,890,000,000
04-01-2018	Senior	CLP	4,600,000,000
22-01-2018	Senior	UF	24,000
05-04-2018	Senior	UF	484,000
06-04-2018	Senior	UF	184,000
23-04-2018	Senior	UF	216,000
24-04-2018	Senior	UF	4,000
25-04-2018	Senior	UF	262,000
10-05-2018	Senior	UF	800,000
07-06-2018	Senior	USD	3,090,000
11-12-2018	Senior	USD	250,000,000

Consolidated Financial Statements December 2018 / Banco Santander Chile 39

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 03

SIGNIFICANT EVENTS, continued

II.- As of December 31, 2017, the following significant events have occurred and affected the Bank's operations and Consolidated Financial Statements.

a)	The board

On April 5, 2017, the bylaws of Banco Santander Chile, approved at the Extraordinary Shareholders' Meeting held on January 9, 2017, were published in the Official Gazette, whose minutes were reduced to a public deed on February 14, 2017, in Nancy de la Fuente Hernández's Notary of Santiago. Among others, a consolidated text of the bylaws was established and, after the reforms introduced, its essential clauses are the following:

-	Name: Banco Santander-Chile
-	Purpose: The execution or conclusion of all acts, contracts, businesses or operations that the laws, especially the General Law of Banks, allow the banks to perform without prejudice to extend or restrict their sphere of action in harmony with the legal provisions in force or that are established in the future, without the need to amend the present statutes.
-	Capital: $ 891,302,881,691, divided into 188,446,126,794 nominative shares, with no par value, of the same and only series.
-	Directory: Corresponds to a Board composed of 9 full members and 2 alternates.

At the Ordinary Shareholders' Meeting held on April 26, 2017, the Board of Directors was elected for a period of three years, consisting of nine Principal Directors and two Alternate Directors. The following persons were elected:

Principal Directors: Vittorio Corbo Lioi, Oscar von Chrismar Carvajal, Roberto Méndez Torres, Juan Pedro Santa María Pérez, Ana Dorrego de Carlos, Andreu Plaza López, Lucia Santa Cruz Sutil, Orlando Poblete Iturrate and Roberto Zahler Mayanz.

Alternate Directors: Blanca Bustamante Bravo and Raimundo Monge Zegers

b)	Use of Profits and Distribution of Dividends

At the Ordinary General Shareholders' Meeting held on April 26, 2017, together with approving the Consolidated Financial Statements for 2016, it was agreed to distribute 70% of the net profits for the year (which are denominated in the consolidated financial statements "Profit attributable to holders Of the Bank "), which amounted to Ch $ 472,351 million. These profits correspond to a dividend of $ 1,75459102 per share.

Likewise, it was approved that the remaining 30% of the profits be destined to increase the Bank's reserves.

c)	Appointment of External Auditors

At the Board mentioned above, it was agreed to appoint the firm PricewaterhouseCoopers Consultores, Auditores SpA, as external auditors of the Bank and its subsidiaries for 2017.

Consolidated Financial Statements December 2018 / Banco Santander Chile 40

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 03

SIGNIFICANT EVENTS, continued

d)	Issuance of bank bonds - As of December 31, 2017:

d.1	Senior Bonds as of December 31, 2017

In the year ended December 31, 2017 the Bank has issued senior bonds int the amount of USD 770,000,000 and AUD 30,000,000 Debt issuance information is included in Note 19.

Series	Currency	Amount	Term	Issuance rate	Issuance date	Issuance amount	Maturity date
DN	USD	100,000,000	3.0	Libor-USD 3M+0,80%	20-07-2017	100,000,000	27-07-2020
DN	USD	50,000,000	3.0	Libor-USD 3M+0,80%	21-07-2017	50,000,000	27-07-2020
DN	USD	50,000,000	3.0	Libor-USD 3M+0,80%	24-07-2017	50,000,000	27-07-2020
DN	USD	10,000,000	4.0	Libor-USD 3M+0,83%	23-08-2017	10,000,000	23-11-2021
DN	USD	10,000,000	4.0	Libor-USD 3M+0,83%	23-08-2017	10,000,000	23-11-2021
DN	USD	50,000,000	3.0	Libor-USD 3M+0,75%	14-09-2017	50,000,000	15-09-2020
DN	USD	500,000,000	3.0	2.50%	12-12-2017	500,000,000	15-12-2020
Total	USD	770,000,000				770,000,000
AUD	AUD	30,000,000	10.0	3.96%	05-12-2017	30,000,000	12-12-2027
Total	AUD	30,000,000				30,000,000

d.2	Subordinated Bonds as of December 31, 2017

As of December 2017, the Bank did not issue subordinated bonds.

d.3	Mortgage bonds as of December 31, 2017

As of December 2017, the Bank did not issue mortgage bonds.

d.4	Repurchased bonds

As of 2017 the Bank has repurchased the following bonds:

Date	Type	Currency	Amount
06-03-2017	Senior	USD	6,900,000
12-05-2017	Senior	UF	1,000,000
16-05-2017	Senior	UF	690,000
17-05-2017	Senior	UF	15,000
26-05-2017	Senior	UF	340,000
01-06-2017	Senior	UF	590,000
02-06-2017	Senior	UF	300,000
05-06-2017	Senior	UF	130,000
19-06-2017	Senior	UF	265,000
10-07-2017	Senior	UF	770,000
21-07-2017	Senior	UF	10,000
28-08-2017	Senior	UF	400,000
29-08-2017	Senior	UF	272,000
03-11-2017	Senior	UF	14,000
29-11-2017	Senior	UF	400,000
06-12-2017	Senior	UF	20,000
12-12-2017	Senior	CLP	10,990,000,000

Consolidated Financial Statements December 2018 / Banco Santander Chile 41

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 04

REPORTING SEGMENTS

The Bank manages and measures the performance of its operations by business segments. The information disclosed in this note is not necessarily comparable to that of other financial institutions, since it is based on management's internal information system by segment.

Inter-segment transactions are conducted under normal arm's length commercial terms and conditions. Each segment's assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis.

In order to achieve compliance with the strategic objectives established by senior management and adapt to changing market conditions, from time to time, the Bank makes adjustments in its organization, modifications that in turn impact to a greater or lesser extent, in the way in which it is managed or managed. Thus, the present disclosure provides information on how the Bank is managed as of December 31, 2018. Regarding the information corresponding to the year 2017, it has been prepared with the current criteria at the closing of these financial statements in order to achieve the due comparability of the figures.

The Bank has the reportable segments noted below:

Retail Banking

Consists of individuals and small to middle-sized entities (PYMEs) with annual income less than Ch$1,200 million. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stockbrokerage, and insurance brokerage. Additionally, the PYMEs clients are offered government-guaranteed loans, leasing and factoring.

Middle-market

This segment is made up of companies and large corporations with annual sales exceeding Ch$1,200 million. It serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Also, companies in the real estate industry are offered specialized services to finance residential projects, with the aim of expanding sales of mortgage loans.

Global Corporate Banking

This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds and insurance brokerage.

This segment also consists of a Treasury Division which provides sophisticated financial products, mainly to companies in the Middle-market and Global Corporate Banking segments. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products. The Treasury area may act as brokers to transactions and also manages the Bank's investment portfolio.

Corporate Activities ("Other")

This segment mainly includes the results of our Financial Management Division, which develops global management functions, including managing inflation rate risk, foreign currency gaps, interest rate risk and liquidity risk. Liquidity risk is managed mainly through wholesale deposits, debt issuances and the Bank's available for sale portfolio. This segment also manages capital allocation by unit. These activities usually result in a negative contribution to income.

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

The segments' accounting policies are those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment's financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his assessment on the segment's interest income, fee and commission income, and expenses.

Consolidated Financial Statements December 2018 / Banco Santander Chile 42

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 04

REPORTING SEGMENTS, continued

Below are the tables showing the Bank's results by business segment, for the periods ending as of December 31, 2018 and 2017:

	December 31, 2018
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions net (2)	Provision for loan losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Retail Banking	20,786,637	949,764	220,532	19,694	(275,351)	(553.157)	361.482
Middle-market	7,690,380	272,912	36,746	16,848	(26,314)	(92.377)	207.815
Commercial Banking	28,477,017	1,222,676	257,278	36,542	(301,665)	(645,534)	569,297

Global Corporate Banking	1,681,697	96,722	35,064	57,340	2,339	(64,913)	126,552
Corporate Activities (“others”)	123,309	94,970	(1,457)	11,200	(25,759)	(11,486)	67,468
Total	30,282,023	1,414,368	290,885	105,082	(325,085)	(721,933)	763,317
Other operating income							39,526
Other operating expenses							(45,779)
Income from investments in associates and other companies							5,095
Income tax expense							(165,897)
Net income for the year							596,262

(1)	Loans receivable from customers plus the balance indebted by banks, without deducting their allowances for loan losses.
(2)	The sum of net income (expense) from financial operations and foreign exchange gains or losses.
(3)	The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Consolidated Financial Statements December 2018 / Banco Santander Chile 43

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 04

REPORTING SEGMENTS, continued

	December 31, 2017
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Retail Banking	19,233,169	970,332	206,449	20,595	(290,156)	(534,970)	372,250
Middle-market	6,775,734	264,663	36,280	13,751	(19,312)	(91,882)	203,500
Commercial Banking	26,008,903	1,234,995	242,729	34,346	(309,468)	(626,852)	575,750

Global Corporate Banking	1,633,796	100,808	27,626	50,714	4,008	(62,685)	120,471
Corporate Activities (“others”)	83,215	(9,112)	8,708	44,692	6,255	(15,356)	35,187

Total	27,725,914	1,326,691	279,063	129,752	(299,205)	(704,893)	731,408
Other operating income							87,163
Other operating expenses							(101,658)
Income from investments in associates and other companies							3,963
Income tax expense							(143,613)
Net income for the period							577,263

(1)	Loans receivable from customers plus the balance indebted by banks, without deducting their allowances for loan losses.
(2)	The sum of net income (expense) from financial operations and foreign exchange gains or losses.
(3)	The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Consolidated Financial Statements December 2018 / Banco Santander Chile 44

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 05

CASH AND CASH EQUIVALENTS

a)	The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

Cash and deposit in banks
Cash	824,863	613,361
Deposit in the Central Bank of Chile	953,016	441,683
Deposit in domestic banks	664	393
Deposit in foreign banks	286,898	397,485
Subtotal	2,065,441	1,452,922

Cash in process of collection, net	190,714	181,419

Cash and cash equivalents	2,256,155	1,634,341

The balance of funds held in cash and deposits in the Central Bank of Chile reflects the reserves that the Bank must maintain on average each month.

b)	Operations in process of settlement:

Operations in process of settlement are transactions with only settlement pending, which will increase or decrease the funds of the Central Bank of Chile or of banks abroad, usually within the next 24 or 48 working hours to each end of period. These operations are as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Assets
Documents held by other banks (document to be cleared)	210,546	199,619
Funds receivable	143,211	468,526
Subtotal	353,757	668,145
Liabilities
Funds payable	163,043	486,726
Subtotal	163,043	486,726

Cash in process of collection, net	190,714	181,419

Consolidated Financial Statements December 2018 / Banco Santander Chile 45

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 06

TRADING INVESTMENTS

The detail of instruments deemed as financial trading investments is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	22,947	272,272
Chilean Central Bank Notes	-	-
Other Chilean Central Bank and Government securities	48,211	209,370
Subtotal	71,158	481,642

Other Chilean securities
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institutions bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	-	-
Subtotal	-	-
		-
Foreign financial securities
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	5,883	-
Subtotal	5,883	-

Investments in mutual funds
Funds managed by related entities	-	4,094
Funds managed by third parties	-	-
Subtotal	-	4,094

Total	77,041	485,736

As of December 31, 2018, and 2017, there were no trading investments sold under contracts to resell to clients and financial institutions.

Consolidated Financial Statements December 2018 / Banco Santander Chile 46

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 07

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS

a)	Rights arising from agreements

The Bank purchases financial instruments agreeing to resell them at a future date, As December 31, 2018 and 2017, rights associated with instruments acquired under contracts to resell are as follows.

As December 31,
	2018				2017
	From 1 day and less than 3 month MCh$	More tan 3 months and less than 1 year MCh$	More than 1 year MCh$	Total MCh$	From 1 day and less than 3 months MCh$	More than 3 months and less than 1 year MCh$	More than 1 year MCh$	Total MCh$

Securities from the Chilean Government and the Chilean Central Bank:
Chilean Central Bank Bonds	-	-	-	-	-	-	-	-
Chilean Central Bank Notes	-	-	-	-	-	-	-	-
Other securities from the Government and the Chilean Central Bank	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-
Instruments from other domestic institutions:
Time-deposits in Chilean financial institutions	-	-	-	-	-	-	-	-
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	-	-	-	-
Chilean financial institutions bonds	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-
Foreign financial securities:
Foreign government or central bank securities	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-
Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-	-	-
Funds managed by other	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-

Total	-	-	-	-	-	-	-	-

Consolidated Financial Statements December 2018 / Banco Santander Chile 47

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 07

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATION UNDER REPURCHASE AGREEMENTS, continued

b)	Obligations arising from repurchase agreements

The bank raises funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a predetermined rate. As of December 31, 2018, and 2017, obligation related to instruments sold under repurchase agreements are as follow:

	As of December 31,
	2018				2017
						More
		More tan				than 3
		3 months				months
	From 1 day	and less	More		From 1 day	and less	More
	and less tan	than 1	than		and less	than 1	than 1
	3 months	year	1year	Total	than3 month	year	year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Securities from the Chilean Government and the Chilean Central Bank:
Chilean Central Bank Bonds	48,307	-	-	48,307	-	-	-	-
Chilean Central Bank Notes	-	-	-	-	-	-	-	-
Other securities from the Government and the Chilean Central Bank	110	-	-	110	241,995	-	-	241,995
Subtotal	48,417	-	-	48,417	241,995	-	-	241,995
Instruments from other domestic institutions:
Time-deposits in Chilean financial institutions	128	-	-	128	1,118	38	-	1,156
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	-	-	-	-
Chilean financial institutions bonds	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-
Subtotal	128	-	-	128	1,118	38	-	1,156
Foreign financial securities:
Foreign government or central bank securities	-	-	-	-	24,910	-	-	24,910
Other foreign Chilean securities	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	24,910	-	-	24,910
Investments in mutual funds:	-	-	-	-
Funds managed by related entities	-	-	-	-	-	-	-	-
Funds managed by other	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-

Total	48,545	-	-	48,545	268,023	38	-	268,061

Consolidated Financial Statements December 2018 / Banco Santander Chile 48

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 07

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATION UNDER REPURCHASE AGREEMENTS, continued

c)	Below is the detail by portfolio of collateral associated with repurchase agreements as of December 31, 2018 and 2017, value at fair value:

	As of December 31,
	2018			2017

				Available
	Available for	Trading		for sale	Trading for
	sale portfolio	portfolio	Total	portfolio	sale portfolio	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Securities from the Chilean Government and the Chilean Central Bank:
Chilean Central Bank Bonds	49,040	-	49,040	-	-	-
Chilean Central Bank Notes	-	-	-	-	-	-
Other securities from the Government and the Chilean Central Bank	109	-	109	241,995	-	241,995
Subtotal	49,149	-	49,109	241,995	-	241,995

Other Chilean securities:
Time deposits in Chilean financial institutions	131	-	131	1,156	-	1,156
Mortgage finance bond of Chilean financial institutions	1	-	1	-	-	-
Chilean financial institution bonds	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-
Subtotal	132	-	132	1,156	-	1,156

Foreign financial securities:
Foreign Central Bank and Government securities	-	-	-	24,910	-	24,910
Other Foreign financial instruments	-	-	-	-	-	-
Subtotal	-	-	-	24,910	-	24,910

Investment in mutual funds:
Funds managed by related entities	-	-	-	-	-	-
Funds managed by other	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-

Total	49,281	-	49,281	268,061	-	268,061

Consolidated Financial Statements December 2018 / Banco Santander Chile 49

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a)	As of December 31, 2018, and 2017, the Bank holds the following portfolio of derivative instruments:

	As of December 31, 2018
	Notional amount				Fair value
		More than 3
	Up to 3	months to	More than
	Months	1 year	1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	80,000	491,600	1,191,012	1,762,612	14,789	9,188
Cross currency swaps	-	1,276,909	6,706,197	7,983,106	96,357	36,708
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	80,000	1,768,509	7,897,209	9,745,718	111,146	45,896

Cash flow hedge derivatives
Currency forwards	205,750	168,151	-	373,901	-	8,013
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	1,920,900	1,970,412	9,191,209	13,082,521	79,859	32,712
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	2,126,650	2,138,563	9,191,209	13,456,422	79,859	40,725

Trading derivatives
Currency forwards	15,301,943	13,080,875	6,062,183	34,445,001	613,063	466,741
Interest rate swaps	12,024,095	22,064,681	69,453,618	103,542,394	723,870	577,835
Cross currency swaps	2,173,111	8,853,306	68,976,339	80,002,756	1,568,365	1,385,314
Call currency options	26,731	60,235	57,579	144,545	4,332	854
Call interest rate options	-	-	-	-	-	-
Put currency options	23,411	50,445	56,392	130,248	-	363
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	29,549,291	44,109,542	144,606,111	218,264,944	2,909,630	2,431,107

Total	31,755,941	48,016,614	161,694,529	241,467,084	3,100,635	2,517,728

Consolidated Financial Statements December 2018 / Banco Santander Chile 50

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2017
	Notional amount				Fair value
		More than 3
	Up to 3	months to	More than
	months	1 year	1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	162,985	1,554,171	1,717,156	23,003	1,424
Cross currency swaps	-	715,701	5,362,772	6,078,473	15,085	65,724
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	-	878,686	6,916,943	7,795,629	38,088	67,148

Cash flow hedge derivatives
Currency forwards	801,093	218,982	-	1,020,075	39,233	59
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	421,428	1,637,604	6,672,566	8,731,598	36,403	128,355
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	1,222,521	1,856,586	6,672,566	9,751,673	75,636	128,414

Trading derivatives
Currency forwards	17,976,683	10,679,327	3,091,393	31,747,403	412,994	502,555
Interest rate swaps	9,069,964	14,389,389	46,342,779	69,802,132	467,188	392,366
Cross currency swaps	2,963,641	7,503,144	47,111,371	57,578,156	1,241,632	1,042,120
Call currency options	190,386	37,099	49,853	277,338	1,322	1,950
Call interest rate options	-	-	-	-	-	-
Put currency options	192,722	28,616	50,470	271,808	1,787	4,935
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	30,393,396	32,637,575	96,645,866	159,676,837	2,124,923	1,943,926

Total	31,615,917	35,372,847	110,235,375	177,224,139	2,238,647	2,139,488

Consolidated Financial Statements December 2018 / Banco Santander Chile 51

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b)	Hedge accounting

Fair value hedge

The Bank uses cross-currency swaps, interest rate swaps and call money swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. The aforementioned hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate.

The hedged items and hedge instruments under fair value hedges as of December 31, 2018 and 2017, classified by term to maturity are as follows:

	Notional Amount
		Between 1 and 3	Between 3 and 6
	Within 1 year	years	years	Over 6 years	Total
As of December 31, 2018	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Credits and accounts receivable from customers
Mortgage loan	653,872	1,272,382	276,590	603,818	2,806,662
Available for sale investments
Yankee bonds	-	-	-	172,072	172,072
Mortgage financing bonds	-	-	3,779	-	3,779
American treasury bonds	-	-	-	174,440	174,440
Chilean General treasury bonds	-	304,818	-	220,041	524,859
Central bank bonds (BCP)	-	449,730	-	-	449,730
Time deposits and other demand liabilities
Time deposits	486,013	-	-	-	486,013
Issued debt instruments
Senior bonds	708,624	1,117,779	1,298,471	2,003,289	5,128,163
Subordinated bonds	-	-	-	-	-
Obligations with Banks:
Interbank loans	-	-	-	-	-
Total	1,848,509	3,144,709	1,578,840	3,173,660	9,745,718
Hedging instrument
Cross currency swaps	1,276,909	2,794,709	1,228,840	2,682,648	7,983,106
Interest rate swaps	571,600	350,000	350,000	491,012	1,762,612
Total	1,848,509	3,144,709	1,578,840	3,173,660	9,745,718

	Notional Amount
		Between 1 and 3	Between 3 and 6
	Within 1 year	years	years	Over 6 years	Total
As of December 31, 2017	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Credits and accounts receivable from customers
Mortgage loan	587,412	801,230	106,910	-	1,495,552
Available for sale investments
Yankee bond	-	-	6,169	64,769	70,938
Mortgage finance bonds	-	-	4,738	-	4,738
American treasury bonds	-	-	-	129,539	129,539
Chilean General treasury bonds	-	21,377	762,727	-	784,104
Central bank bonds (BCP)	128,289	218,640	443,357	-	790,286
Time deposits and other demand liabilities
Time deposits	137,985	-	-	-	137,985
Issued debt instruments
Senior bonds	25,000	1,399,686	670,488	2,287,313	4,382,487
Subordinated bonds	-	-	-	-	-
Obligations with Banks:
Interbank loans	-	-	-	-	-
Total	878,686	2,440,933	1,994,389	2,481,621	7,795,629
Hedging instrument
Cross currency swaps	715,701	1,512,238	1,813,221	2,037,313	6,078,473
Interest rate swaps	162,985	928,695	181,168	444,308	1,717,156
Total	878,686	2,440,933	1,994,389	2,481,621	7,795,629

Consolidated Financial Statements December 2018 / Banco Santander Chile 52

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Cash flow hedges

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of mortgages, bonds and interbank loans at a variable rate. To cover the inflation risk in some items, both forwards as well as currency swaps are used.

The notional values of the hedged items as of December 31, 2018 and 2017, and the period when the cash flows will be generated are as follows:

	As of December 31, 2018
		Between 1 and 3	Between 3 and 6
	Within 1 year	years	years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivables from customers
Mortgage loan	1,890,696	3,026,824	1,459,389	2,467,090	8,843,999
Commercial loans	109,585	-	-	-	109,585
Available for sale investments
Time deposits (ASI)	-	-	-	-	-
Yankee bond	-	-	246,306	-	246,306
Chilean Central Bank bonds	-	-	166,628	-	166,628
Time deposits and other time liabilities
Time deposits	-	-	-	-	-
Issued debt instruments
Senior bonds (variable rate)	-	666,823	-	-	666,823
Senior bonds (fixed rate)	500,583	52,790	601,639	503,721	1,658,733
Interbank borrowings
Interbank loans	1,764,348	-	-	-	1,764,348
Total	4,265,212	3,746,437	2,473,962	2,970,811	13,456,422
Hedging instrument
Cross currency swaps	3,891,311	3,746,437	2,473,962	2,970,811	13,082,521
Currency forwards	373,901		-	-	373,901
Total	4,265,212	3,746,437	2,473,962	2,970,811	13,456,422

	As of December 31, 2017
		Between 1 and 3	Between 3 and 6
	Within 1 year	years	years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivables from customers
Mortgage loan	1,153,348	583,061	1,335,141	2,353,871	5,425,421
Commercial loans	644,608	-	-	-	644,608
Available for sale investments
Time deposits (ASI)	-	-	25,290	132,572	157,862
Yankee bond	-	-	242,819	-	242,819
Chilean Central Bank bonds	-	-	-	-	-
Time deposits and other time liabilities
Time deposits	-	-	-	-	-
Issued debt instruments
Senior bonds (variable rate)	120,520	647,550	302,454	-	1,070,524
Senior bonds (fixed rate)	241,183	121,619	224,401	300,874	888,077
Interbank borrowings
Interbank loans	919,448	402,914	-	-	1,322,362
Total	3,079,107	1,755,144	2,130,105	2,787,317	9,751,673
Hedging instrument
Cross currency swaps	2,059,032	1,755,144	2,130,105	2,787,317	8,731,598
Currency forwards	1,020,075	-	-	-	1,020,075
Total	3,079,107	1,755,144	2,130,105	2,787,317	9,751,673

Consolidated Financial Statements December 2018 / Banco Santander Chile 53

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

An estimate of the periods in which flows are expected to be produced is as follows:

b.1)	Forecasted cash flows for interest rate risk:

	As of December 31, 2018
	Within 1	Between 1 and 3	Between 3 and 6
	year	years	years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	76,736	35,994	3,062	2,401	118,193
Outflows	(125,747)	(46,372)	(13,311)	(4,701)	(190,131)
Net flows	(49,011)	(10,378)	(10,249)	(2,300)	(71,938)

Hedging instrument
Inflows	(76,736)	(35,994)	(3,062)	(2,401)	(118,193)
Outflows (*)	125,747	46,372	13,311	4,701	190,131
Net flows	49,011	10,378	10,249	2,300	71,938

(*)	Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

	As of December 31, 2017
	Within 1	Between 1 and 3	Between 3 and 6
	year	years	years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	308,737	60,515	13,780	2,594	385,626
Outflows	(60,733)	(43,507)	(7,757)	(878)	(112,875)
Net flows	248,004	17,008	6,023	1,716	272,751

Hedging instrument
Inflows	60,733	43,507	7,757	878	112,875
Outflows (*)	(308,737)	(60,515)	(13,780)	(2,594)	(385,626)
Net flows	(248,004)	(17,008)	(6,023)	(1,716)	(272,751)

(*)	Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

Consolidated Financial Statements December 2018 / Banco Santander Chile 54

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b.2)	Forecasted cash flows for inflation risk:

	As of December 31, 2018
	Within 1	Between 1 and 3	Between 3 and 6
	year	years	years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Inflows	37,086	73,576	166,516	310,293	587,471
Outflows	(14,036)	-	-	-	(14,036)
Net flows	23,050	73,576	166,516	310,293	573,435

Hedging instrument
Inflows	14,036	-	-	-	14,036
Outflows	(37,086)	(73,576)	(166,516)	(310,293)	(587,471)
Net flows	(23,050)	(73,576)	(166,516)	(310,293)	(573,435)

	As of December 31, 2017
	Within 1	Between 1 and 3	Between 3 and 6
	year	years	years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Inflows	20,300	29,008	103,544	286,471	439,323
Outflows	(1,645)	-	-	-	(1,645)
Net flows	18,655	29,008	103,544	286,471	437,678

Hedging instrument
Inflows	1,645	-	-	-	1,645
Outflows	(20,300)	(29,008)	(103,544)	(286,471)	(439,323)
Net flows	(18,655)	(29,008)	(103,544)	(286,471)	(437,678)

b,3)	Forecasted cash flows for exchange rate risk:

As of December 31, 2018, and 2017, the Bank did not have cash flow hedges for exchange rate risk.

Consolidated Financial Statements December 2018 / Banco Santander Chile 55

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

c)	The accumulated effect of the mark to market adjustment of cash flow hedges produced by hedge instruments used in hedged cash flow was recorded in the Consolidated Statement of Changes in Equity, specifically within the account of valuation accounts, Cash flow hedge, as of December 31, 2018 and 2017, and is as follows:

	As of December 31,
	2018	2017
Hedged item	MCh$	MCh$
Interbank loans	309	(4,779)
Time deposits and other time liabilities	-	-
Issued debt instruments	(10,893)	(8,683)
Available for sale investments	(1,392)	(364)
Loans and accounts receivable from customers	21,779	10,264
Net flows	9,803	(3,562)

Since the inflows and outflows for both the hedged element and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that the fluctuations of fair value attributable to risk components are almost completely offset, During the year, the bank did not have any cash flow hedges of forecast transactions.

As of December 31, 2018, and 2017, $ 2,912 million and $ 1,187 million, respectively, resulted from inefficiency.

During the period, the bank did not record anticipated future transactions within its portfolio of cash flow accounting hedges.

d)	Below is a presentation of income generated by cash flow hedges amount that were reclassified from other comprehensive income to income for the year:

	As of December 31,
	2018	2017
	MCh$	MCh$

Bond hedging derivatives	-	-
Interbank loans hedging derivatives	(683)	-

Cash flow hedge net income	(683)	-

See Note 24- Equity, letter e).

e)	Net investment hedges in Foreign operation:

As of December 31, 2018, and 2017, the Bank does not have any Foreign net investment hedges in its hedge accounting portfolio.

Consolidated Financial Statements December 2018 / Banco Santander Chile 56

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 09

INTERBANK LOANS

a)	As of December 31, 2018, and 2017, balances of "Interbank loans" are as follows:

As of
December 31,
	2018	2017
	MCh$	MCh$

Domestic banks
Loans and advances to banks	-	-
Deposits in the Central Bank of Chile - not available	-	-
Non-transferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans	-	-
Overdrafts in checking accounts	-	-
Non-transferable domestic bank loans	-	-
Other domestic bank loans	1	-
Allowances and impairment for domestic bank loans	-	-

Foreign interbank loans
Interbank loans – Foreign	15,093	162,685
Overdrafts in checking accounts	-	-
Non-transferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Provisions and impairment for foreign bank loans	(29)	(86)

Total	15,065	162,599

b)	The amount of provisions and impairment of interbank loans in each period is shown below:

	As of December 31,

	2018			2017
	Domestic	Foreign		Domestic	Foreign
	banks	banks	Total	banks	banks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1	-	86	86	-	172	172
Charge-offs	-	-	-	-	-	-
Provisions established	-	45	45	251	56	307
Provisions released	-	(102)	(102)	(251)	(142)	(393)

Total	-	29	29	-	86	86

Consolidated Financial Statements December 2018 / Banco Santander Chile 57

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 10

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS

a)	Loans and accounts receivable from customers

As of December 31, 2018, and 2017, the composition of the loan portfolio is as follows:

	Assets before allowances				Allowances established
								Assets
	Normal	Substandard	Impaired		Individual	Group		net
	portfolio	portfolio	portfolio	Total	allowances	allowances	Total	balance
As of December 31, 2018	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	9,988,841	552,460	661,073	11,202,374	151,769	179,318	331,087	10,871,287
Foreign trade loans	1,648,616	53,127	50,694	1,752,437	52,696	1,668	54,364	1,698,073
Checking accounts debtors	187,273	11,984	15,905	215,162	3,566	13,375	16,941	198,221
Factoring transactions	370,851	5,532	4,600	380,983	5,843	834	6,677	374,306
Student Loans	69,599	-	10,317	79,916	-	5,835	5,835	74,081
Leasing transactions	1,240,081	113,313	90,330	1,443,724	17,339	10,833	28,172	1,415,552

Other loans and account receivable	126,643	1,635	36,785	165,063	11,384	18,416	29,800	135,263
Subtotal	13,631,904	738,051	869,704	15,239,659	242,597	230,279	472,876	14,766,783

Mortgage loans
Loans with mortgage finance bonds	16,153	-	1,273	17,426	-	97	97	17,329
Mortgage mutual loans	104,131	-	4,405	108,536	-	498	498	108,038
Other mortgage mutual loans	9,558,032	-	466,987	10,025,019	-	63,646	63,646	9,961,373
Subtotal	9,678,316	-	472,665	10,150,981	-	64,241	64,241	10,086,740

Consumer loans
Installment consumer loans	2,937,309	-	252,361	3,189,670	-	223,948	223,948	2,965,722
Credit card balances	1,399,112	-	18,040	1,417,152	-	26,673	26,673	1,390,479
Leasing transactions	4,071	-	86	4,157	-	72	72	4,085
Other consumer loans	261,202	-	4,108	265,310	-	8,749	8,749	256,561
Subtotal	4,601,694	-	274,595	4,876,289	-	259,442	259,442	4,616,847

Total	27,911,914	738,051	1,616,964	30,266,929	242,597	553,962	796,559	29,470,370

Consolidated Financial Statements December 2018 / Banco Santander Chile 58

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 10

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

	Assets before allowances				Allowances established
	Normal	Substandard	Impaired		Individual	Group		Assets
	portfolio	Portfolio	portfolio	Total	allowances	allowances	Total	net balance
As of December 31, 2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	8,998,957	369,830	621,869	9,990,656	148,482	168,736	317,218	9,673,438
Foreign trade loans	1,464,754	44,830	64,929	1,574,513	54,628	1,444	56,072	1,518,441
Checking accounts debtors	174,162	6,189	15,345	195,696	3,037	11,740	14,777	180,919
Factoring transactions	441,437	3,279	5,174	449,890	5,335	1,207	6,542	443,348
Student Loans	77,226	-	11,064	88,290	-	5,922	5,922	82,368
Leasing transactions	1,242,713	113,629	100,662	1,457,004	19,532	12,793	32,325	1,424,679

Other loans and account receivable	113,672	1,318	37,603	152,593	12,778	17,231	30,009	122,584
Subtotal	12,512,921	539,075	856,646	13,908,642	243,792	219,073	462,865	13,445,777

Mortgage loans
Loans with mortgage finance bonds	22,620	-	1,440	24,060	-	123	123	23,937
Mortgage mutual loans	110,659	-	4,419	115,078	-	594	594	114,484
Other mortgage mutual loans	8,501,072	-	456,685	8,957,757	-	68,349	68,349	8,889,408
Subtotal	8,634,351	-	462,544	9,096,895	-	69,066	69,066	9,027,829

Consumer loans
Installment consumer loans	2,613,041	-	297,701	2,910,742	-	240,962	240,962	2,669,780
Credit card balances	1,341,098	-	23,882	1,364,980	-	33,401	33,401	1,331,579
Leasing transactions	4,638	-	77	4,715	-	62	62	4,653
Other consumer loans	271,790	-	5,465	277,255	-	9,331	9,331	267,924
Subtotal	4,230,567	-	327,125	4,557,692	-	283,756	283,756	4,273,936

Total	25,377,839	539,075	1,646,315	27,563,229	243,792	571,895	815,687	26,747,542

Consolidated Financial Statements December 2018 / Banco Santander Chile 59

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 10

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

b)	Portfolio characteristics

As of December 31, 2018, and 2017, the portfolio before allowances is as follows, by customer's economic activity:

	Domestic loans (*)		Foreign interbank loans (**)		Total loans		Distribution percentage
	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans
Manufacturing	1,139,766	1,218,232	-	-	1,139,766	1,218,232	3.76	4.39
Mining	208,748	302,037	-	-	208,748	302,037	0.69	1.09
Electricity, gas, and water	408,932	336,048	-	-	408,932	336,048	1.35	1.21
Agriculture and livestock	1,206,197	1,114,597	-	-	1,206,197	1,114,597	3.98	4.02
Forest	143,888	98,941	-	-	143,888	98,941	0.48	0.36
Fishing	253,021	215,994	-	-	253,021	215,994	0.84	0.78
Transport	809,306	697,948	-	-	809,306	697,948	2.67	2.52
Communications	215,844	168,744	-	-	215,844	168,744	0.71	0.61
Construction	906,038	1,977,417	-	-	906,038	1,977,417	2.99	7.13
Commerce	3,386,806	3,131,870	15,093	162,685	3,401,899	3,294,555	11.23	11.88
Services	1,865,669	467,747	-	-	1,865,669	467,747	6.16	1.69
Other	4,695,445	4,179,067	-	-	4,695,445	4,179,067	15.52	15.07

Subtotal	15,239,660	13,908,642	15,093	162,685	15,254,753	14,071,327	50.38	50.75

Mortgage loans	10,150,981	9,096,895	-	-	10,150,981	9,096,895	33.52	32.81

Consumer loans	4,876,289	4,557,692	-	-	4,876,289	4,557,692	16.10	16.43

Total	30,266,930	27,563,229	15,093	162,685	30,282,023	27,725,914	100.0	100.00

(*) Includes domestic interbank loans for Ch$1 million as of December 31, 2018 (Ch$0 million as of December 31, 2017), see Note 9.

(**) Includes foreign interbank loans for Ch$15,093 million as of December 31, 2018 (Ch$162,685 million as of December 31, 2017), see Note 9.

Consolidated Financial Statements December 2018 / Banco Santander Chile 60

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 10

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

c)	Impaired portfolio (*)

i. As of December 31, 2018 and 2017, the impaired portfolio is as follows:

	As of December 31,
	2018				2017
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individually impaired portfolio	397,978	-	-	397,978	427,890	-	-	427,890
Non-performing loans (collectively evaluated)	409,451	133,880	88,318	631,649	368,522	161,768	103,171	633,461
Other impaired portfolio	224,750	338,785	186,277	749,812	217,091	300,776	223,954	741,821
Total	1,032,179	472,665	274,595	1,779,439	1,013,503	462,544	327,125	1,803,172

(*)   The impaired portfolio corresponds to the sum of the loans classified as substandard in categories B3 and B4, and the portfolio in default, (C1-C6).

ii)	The impaired portfolio with or without guarantee as of December 31, 2018 and 2017 is as follows:

	As of December 31,
	2018				2017
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	604,545	430,011	29,201	1,063,757	582,557	413,716	34,260	1,030,533
Unsecured debt	427,634	42,654	245,394	715,682	430,946	48,828	292,865	772,639
Total	1,032,179	472,665	274,595	1,779,439	1,013,503	462,544	327,125	1,803,172

iii)   The portfolio of non-performing loans (due for 90 days or longer) with or without a guarantee as of December 31, 2018 and 2017 is as follows:

	As of December 31,
	2018				2017
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	192,889	121,690	8,516	323,095	167,909	141,413	8,896	318,218
Unsecured debt	216,562	12,190	79,802	308,554	200,613	20,355	94,275	315,243
Total	409,451	133,880	88,318	631,649	368,522	161,768	103,171	633,461

Consolidated Financial Statements December 2018 / Banco Santander Chile 61

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 10

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

iv)	Reconciliation of non-performing loans, with past due loans as of December 31, 2018 and 2017, is as follows:

	As of December 31,
	2018				2017
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
with arrears equal to or greater than 90 days	399,382	130,716	85,137	615,235	362,968	159,265	92,541	614,774
with arrears up to 89 days, classified in past due portfolio	10,069	3,164	3,181	16,414	5,554	2,503	10,630	18,687
Total	409,451	133,880	88,318	631,649	368,522	161,768	103,171	633,461

d)	Allowances

The changes in allowances balances during 2018 and 2017 are as follows:

	Commercial		Mortgage	Consumer
	loans		loans	loans
	Individual	Group	Group	Group	Total
Activity during 2018	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January, 2018	243,792	219,073	69,066	283,756	815,687
Allowances established	68,302	83,979	22,683	190,868	365,832
Allowances released	(35,301)	(8,764)	(8,446)	(45,031)	(97,542)
Allowances released due to charge-off	(34,196)	(64,009)	(19,062)	(170,151)	(287,418)
Balance as of December 31, 2018	242,597	230,279	64,241	259,442	796,559

	Commercial		Mortgage	Consumer
	loans		loans	loans
	Individual	Group	Group	Group	Total
Activity during 2017	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January, 2017	275,973	183,106	61,041	300,019	820,139
Allowances established	60,023	99,407	22,163	157,595	339,188
Allowances released	(55,925)	(20,491)	(11,427)	(46,089)	(133,932)
Allowances released due to charge-off	(36,279)	(42,949)	(2,711)	(127,769)	(209,708)
Balance as of December 31, 2017	243,792	219,073	69,066	283,756	815,687

In addition to credit risk allowances, there are other allowances held for:

i)

Country risk to cover the risk taken when holding or committing resources with any foreign country, these allowances are established according to country risk classifications as set forth in Chapter 7-13 of the Updated Compilation of Rules, issued by the SBIF. The balances of allowances as of December 31, 2018 and 2017 are Ch$620 million and Ch$599 million, respectively, which are presented in liabilities of the Consolidated Statement of Financial Position.

Consolidated Financial Statements December 2018 / Banco Santander Chile 62

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 10

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

ii)	According to SBIF's regulations (compendium of Accounting Standards), the Bank has established allowances related to the undrawn available credit lines and contingent loans. The balances of allowances as of December 31, 2018 and 2017 are Ch$14,666 million and Ch$15,103 million, respectively, and are presented in liabilities of the Consolidated Statement of Financial Position.

Allowances established

The following chart shows the balance of provisions established, associated with loans and accounts receivable from costumers and Interbank loans:

	As of
	December 31,
	2018	2017
	MCh$	MCh$

Loans and accounts receivable from	365,832	339,188
Interbank loans costumers	45	307
Total	365,877	339,495

Consolidated Financial Statements December 2018 / Banco Santander Chile 63

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 10

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

e)	Portfolio by its impaired and non-impaired status

	As of December 31, 2018
	Non-impaired				Impaired				Total portfolio
				Total non-				Total				Total
	Commercial	Mortgage	Consumer	impaired	Commercial	Mortgage	Consumer	impaired	Commercial	Mortgage	Consumer	portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	14,016,945	9,360,102	4,379,507	27,756,554	446,423	156,546	95,220	698,189	14,463,368	9,516,648	4,474,727	28,454,743
Overdue for 1-29 days	120,376	194,334	131,550	446,260	72,964	78,537	34,501	186,002	193,340	272,871	166,051	632,262
Overdue for 30-89 days	70,159	123,880	90,637	284,676	113,410	106,866	59,737	280,013	183,569	230,746	150,374	564,689
Overdue for 90 days or more	-	-	-	-	399,382	130,716	85,137	615,235	399,382	130,716	85,137	615,235

Total portfolio before allowances	14,207,480	9,678,316	4,601,694	28,487,490	1,032,179	472,665	274,595	1,779,439	15,239,659	10,150,981	4,876,289	30,266,929

Overdue loans (less than 90 days) presented as portfolio percentage	1.34%	3.29%	4.83%	2.57%	18.06%	39.23%	34.32%	26.19%	2.47%	4.96%	6.49%	3.95%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	38.69%	27.66%	31.00%	34.57%	2.62%	1.29%	1.75%	2.03%

Consolidated Financial Statements December 2018 / Banco Santander Chile 64

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 10

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

e)	Portfolio by its impaired and non-impaired status, continuation.

	As of December 31, 2017
	Non-impaired				Impaired				Total portfolio
				Total non-				Total				Total
	Commercial	Mortgage	Consumer	impaired	Commercial	Mortgage	Consumer	impaired	Commercial Mortgage Consumer			portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	12,737,508	8,357,733	4,012,490	25,107,731	449,895	158,770	110,183	718,848	13,187,403	8,516,503	4,122,673	25,826,579
Overdue for 1-29 days	103,908	180,294	132,136	416,338	110,834	74,072	46,283	231,189	214,742	254,366	178,419	647,527
Overdue for 30-89 days	53,723	96,324	85,941	235,988	89,806	70,437	78,118	238,361	143,529	166,761	164,059	474,349
Overdue for 90 days or more	-	-	-	-	362,968	159,265	92,541	614,774	362,968	159,265	92,541	614,774

Total portfolio before allowances	12,895,139	8,634,351	4,230,567	25,760,057	1,013,503	462,544	327,125	1,803,172	13,908,642	9,096,895	4,557,692	27,563,229

Overdue loans (less than 90 days) presented as portfolio percentage	1.22%	3.20%	5.15%	2.53%	19.80%	31.24%	38.03%	26.04%	2.58%	4.63%	7.51%	4.07%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	35.81%	34.43%	28.29%	34.09%	2.61%	1.75%	2.03%	2.23%

Consolidated Financial Statements December 2018 / Banco Santander Chile 65

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 11

AVAILABLE FOR SALE INVESTMENTS

As of December 31, 2018, and 2017, details of instruments defined as available for sale investments are as follows:

	As of
	December 31
	2018	2017
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	657,096	816,331
Chilean Central Bank Notes	56,719	330,952
Other Chilean Central Bank and Government securities	1,207,221	1,115,518
Subtotal	1,921,036	2,262,801
Other Chilean securities
Time deposits in Chilean financial institutions	2,693	2,361
Mortgage finance bonds of Chilean financial institutions	19,227	22,312
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	2,907	3,000
Subtotal	24,827	27,673
Foreign financial securities
Foreign Central Banks and Government securities	280,622	132,822
Other foreign financial securities	167,838	151,250
Subtotal	448,460	284,072

Total	2,394,323	2,574,546

As of December 31, 2018, and 2017, the item Chilean Central Bank and Government securities item includes securities sold under repurchase agreements to clients and financial institutions for Ch$16,109 million and Ch$241,995 million, respectively. Under the same line, there are instruments that guarantee margins for operations of derivatives through Comder Contraparte Central S.A. for an amount of $48,081 million and $ 42,910 million as of December 31 of 2018 and 2017, respectively.

As of December 31, 2018, and 2017, the item Other Chilean Securities includes securities sold to customers and financial institutions under repurchase agreements totaling Ch$32,436 million and Ch$1,156 million, respectively.

The instruments of Foreign Institutions include instruments sold under repurchase agreements with customers and financial institutions for a total of $0 and $ 24,910 million as of December 31, 2018 and 2017, respectively. Under the same line, there are instruments that guarantee margins for derivative transactions through the London Clearing House (LCH) for an amount of $58,892 million and $48,106 million as of December 31, 2018 and 2017, respectively, In order to comply with the initial margin specified in the European EMIR standard, instruments in guarantee with Euroclear are maintained for an amount of $98,832 million and $ 33,711 million as of December 31, 2018 and 2017, respectively.

As of December 31, 2018, available for sale investments included a net unrealized profit of Ch$6,424 million, recorded as a "Valuation adjustment" in Equity, distributed between a profit of Ch$5,144 million attributable to equity holders of the Bank and a profit of Ch$1,310 million attributable to non-controlling interest.

As of December 31, 2017, available for sale investments included a net unrealized loss of Ch$1,855 million, recorded as a "Valuation adjustment" in Equity, distributed between a profit of Ch$459 million attributable to equity holders of the Bank and a profit of Ch$1,396 million attributable to non-controlling interest.

Consolidated Financial Statements December 2018 / Banco Santander Chile 66

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE N°11

AVAILABLE FOR SALE INVESTMENTS, continued

Gross profits and losses realized on the sale of available for sale investments as of December 31, 2018 and 2017, are as follow,

	As of December 31,
	2018	2017
	MCh$	MCh$

Sale of available for sale investments generating realized profits	3,505,266	6,469,344
Realized profits	8,902	4,867
Sale of available for sale investments generating realized losses	709,371	466,732
Realized losses	6,004	3

The Bank evaluated those instruments with unrealized losses as of December 31, 2018 and 2017 and concluded they were not impaired. This review consisted of evaluation the economic reason for any declines, the credit rating of the securities issuers and the bank's intention and ability to hold the securities until the unrealized kiss us recovered. Based in this analysis, the Bank believes that there were no significant or prolonged declines nor changes in credit risk which would cause impairment in its investment portfolio, since most of the decline in fair value of these instruments was caused by market conditions which the Bank considers to be temporary. All of the instruments that have unrealized losses as of December 31, 2018 and 2017, were not in a continuous unrealized loss position for more than one year.

Consolidated Financial Statements December 2018 / Banco Santander Chile 67

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE N°11

AVAILABLE FOR SALE INVESTMENTS, continued

The following charts show the available for sale investments cumulative unrealized profit and loss, as of December 31, 2018 and 2017:

As of December 31, 2018:

	Less than 12 months				More than 12 months				Total

	Amortized		Unrealized	Unrealized	Amortized	Fair	Unrealized	Unrealized	Amortized		Unrealized	Unrealized
	cost	Fair value	profit	loss	cost	value	profit	loss	cost	Fair value	profit	loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean central bank and government securities

Chilean central bank fond	658,013	657,096	3,698	(4,615)	-	-	-	-	658,013	657,096	3,698	(4,615)
Chilean central bank notes	56,737	56,719	10	(27)	-	-	-	-	56,737	56,719	10	(27)
Other Chilean central bank and government securities	1,196,819	1.207,220	10.689	(262)	-	-	-	-	1,196,819	1.207,220	10,689	(262)
Subtotal	1,911,569	1,921,035	14,397	(4,904)	-	-	-	-	1,911,569	1,921,035	14,397	(4,904)

Other Chilean securities
Time deposits in Chilean financial institutions	2,692	2,694	1	-	-	-	-	-	2,692	2,694	1	-
Mortgage finance bonds of Chilean financial institutions	19,010	19,227	426	(209)	-	-	-	-	19,010	19,227	426	(209)
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	220	2,907	2,687	-	-	-	-	-	220	2,907	2,687	-
Subtotal	21,922	24,828	3,114	(209)	-	-	-	-	21,922	24,828	3,114	(209)

Foreign financial securities
Foreign central bank and government securities	280,021	280,622	602	-	-	-	-	-	280,021	280,622	602	-
Other Foreign securities	174,387	167,838	-	(6,575)	-	-	-	-	174,387	167,838	-	(6,575)
Subtotal	454,408	448,460	602	(6,575)	-	-	-	-	454,408	448,460	602	(6,575)

Total	2,387,899	2,394,323	18,112	(11,688)	-	-	-	-	2,387,899	2,394,323	18,112	(11,688)

Consolidated Financial Statements December 2018 / Banco Santander Chile 68

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE N°11

AVAILABLE FOR SALE INVESTMENTS, continued

The following tables show the availability for sale of accumulated unrealized gains and losses as of December 31, 2017:

As of December 31, 2017

	Under12 months				Over 12 months				Total
	Amortized		Unrealized	Unrealized	Amortized	Fair	Unrealized	Unrealized	Amortized		Unrealized	Unrealized
	cost	Fair value	profit	loss	cost	value	profit	loss	cost	Fair value	profit	loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean central bank and government securities
Chilean central bank fond	816,164	816,331	5,513	(5,346)	-	-	-	-	816,164	816,331	5,513	(5,346)
Chilean central bank notes	330,923	330,952	30	(1)	-	-	-	-	330,923	330,952	30	(1)
Other Chilean central bank and government securities	1,117,447	1,115,518	2,960	(4,888)	-	-	-	-	1,117,447	1,115,518	2,960	(4,888)
Subtotal	2,264,534	2,262,801	8,503	(10,235)	-	-	-	-	2,264,534	2,262,801	8,503	(10,235)

Other Chilean securities
Time deposits in Chilean financial institutions	2,361	2,361	-	-	-	-	-	-	2,361	2,361	-	-
Mortgage finance bonds of Chilean financial institutions	21,867	22,312	445	-	-	-	-	-	21,867	22,312	445	-
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	220	3,000	2,780	-	-	-	-	-	220	3,000	2,780	-
Subtotal	24,448	27,673	3,225	-	-	-	-	-	24,448	27,673	3,225	-

Foreign financial securities
Foreign central bank and government securities	133,301	132,822	847	(1,326)	-	-	-	-	133,301	132,822	847	(1,326)
Other Foreign securities	150,408	151,250	1,097	(256)	-	-	-	-	150,408	151,250	1,097	(256)
Subtotal	283,709	284,072	1,944	(1,582)	-	-	-	-	283,709	284,072	1,944	(1,582)

Total	2,572,691	2,574,546	13,672	(11,817)	-	-	-	-	2,572,691	2,574,546	13,672	(11,817)

Consolidated Financial Statements December 2018 / Banco Santander Chile 69

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 12

INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES

a)	The Consolidated Statements of Financial Position reflect investments in associates and other companies amounting to Ch$32,293 million as of December 31, 2018, Ch$ 27,585 million as of December 2017, as show in the following table:

			Investment
	Ownership interest		Investment value		Profit and loss
	As of December 31,		As of December 31,		As of December 31,
	2018	2017	2018	2017	2018	2017
	%	%	MCh$	MCh$	MCh$	MCh$
Company
Redbanc S.A.	33,43	33,43	2,822	2,537	285	353
Transbank S.A.	25,00	25,00	17,651	14,534	3,118	2,024
Centro de Compensación Automatizado S.A.	33,33	33,33	1,894	1,589	305	236
Sociedad Interbancaria de Depósito de Valores S.A.	29,29	29,29	1,233	1,087	223	235
Cámara de Compensación de Pagos de Alto Valor S.A. (1)	15,00	15,00	945	909	58	66
Administrador Financiero del Transantiago S.A.	20,00	20,00	3,680	3,098	582	317
Sociedad Nexus S.A.	12,90	12,90	2,279	1,911	368	442
Servicios de Infraestructura de Mercado OTC S.A.	12,48	12,48	1,491	1,489	57	115
Subtotal			31,995	27,154	4,996	3,788
Shares or rights in other companies
Bladex			136	136	19	25
Stock Exchanges			154	287	148	150
Others			8	8	(68)	-
Total			32,293	27,585	5,095	3,963

(1)	During the year 2017, the entities Rabobank Chile in Liquidation and Banco París, assigned to Banco Santander a portion of its participation in "Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A." at 0.01% and 0,06% respectively, with which the Bank's participation increased to 15.00%.

b)	Investments in associates and other companies do not have market prices.

c)	Summary of financial information of the partners between exercises 2018 and 2017:

	As of December 31,
	2018				2017
				Net				Net
	Assets	Liabilities	Equity	Income	Assets	Liabilities	Equity	Income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Centro de Compensación Automatizado S.A.	7,073	1,480	4,677	916	6,871	2,174	3,989	708
Redbanc S.A.	20,825	12,469	7,505	851	21,235	13,751	6,428	1,056
Transbank S.A.	904,558	835,200	56,888	12,470	822,487	765,683	48,709	8,095
Sociedad Interbancaria de Depósito de Valores S.A.	4,392	230	3,400	762	3,720	60	2,858	802
Sociedad Nexus S.A.	35,139	18,335	13,995	2,849	32,669	18,888	10,354	3,427
Servicios de Infraestructura de Mercado OTC S.A.	25,273	13,313	11,506	454	17,913	6,414	10,963	536
Administrador Financiero del Transantiago S.A.	55,818	37,419	15,490	2,909	51,304	35,814	13,907	1,583
Cámara de Compensación de Pagos de Alto Valor S.A.	6,728	622	5,722	384	6,338	500	5,399	439
Total	1,059,806	919,068	119,143	21,595	962,537	843,284	102,607	16,646

Consolidated Financial Statements December 2018 / Banco Santander Chile 70

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 12

INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued

d)	Restriction on the ability of partners to transfer funds to investors,

There is no significant restriction in relation to the ability of the associates to transfer funds in the form of dividends in Cash or reimbursements of loans or advances, to the bank,

e)	Activity with respect to investments in other companies during 2018 and 2017, is as follow:

	As of December 31,
	2018	2017
	MCh$	MCh$

Opening balance as of January 1,	27,585	23,780
Acquisition of investments (*)	-	3
Sale of investments	-	-
Participation in income (*)	5,095	3,963
Dividends received	(38)	(116)
Other equity adjustment	(349)	(45)

Total	32,293	27,585

(*) See letter a), reference (1).

Consolidated Financial Statements December 2018 / Banco Santander Chile 71

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 13

INTANGIBLE ASSETS

a)	As of December 31, 2018, and 2017 the composition of intangible assets is as follows:

				As of December 31, 2018
			Net opening
			balance as of
	Years of	Average	January 1,		Accumulated
	useful	remaining useful	2018	Gross balance	amortization	Net balance
	life	life	MCh$	MCh$	MCh$	MCh$

Licenses	3	1	1,200	10,932	(9,956)	976
Software development	3	2	62,019	342,112	(276,165)	65,947

Subtotal			63,219	353,044	(286,121)	66,923
Fully amortized assets			-	(245,242)	245,242	-
Total			63,219	107,802	(40,879)	66,923

				As of December 31, 2017
			Net opening
			balance as of
	Years of	Average	January 1,		Accumulated
	useful	remaining useful	2017	Gross balance	amortization	Net balance
	life	life	MCh$	MCh$	MCh$	MCh$

Licenses	3	1	1,656	10,932	(9,732)	1,200
Software development	3	2	56,429	314,115	(252,096)	62,019

Subtotal			58,085	325,047	(261,828)	63,219
Fully amortized assets			-	(200,774)	200,774	-
Total			58,085	124,273	(61,054)	63,219

b)	The changes in the value of intangible assets during the periods December 31, 2018 and 2017 is as follows:

b.1)	Gross balance

			Fully
		Software	amortized
	Licenses	development	assets	Total
Gross balances	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	10,932	314,115	(200,774)	124,273
Acquisitions	-	29,563	-	29,563
Disposals and impairment	-	-	-	-
Other	-	(1,566)	(44,468)	(46,034)
Balances as of December 31, 2018	10,932	342,112	(245,242)	107,802

Balances as of January 1, 2017	10,932	286,781	(200,774)	96,939
Acquisitions	-	32,624	-	32,624
Disposals and impairment	-	(5,290)	-	(5,290)
Other	-	-	-	-
Balances as of December 31, 2017	10,932	314,115	(200,774)	124,273

(*) See Note No. 34, letter a).

Consolidated Financial Statements December 2018 / Banco Santander Chile 72

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 13

INTANGIBLE ASSETS, continued

b.2)	Accumulated amortization

			Fully
		Software	amortized
	Licenses	development	assets	Total
Accumulated amortization	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2018	(9,732)	(252,096)	200,774	(61,054)
Amortization for the period	(224)	(24,069)	-	(24,293)
Other changes	-	-	44,468	44,468
Balances as of December 31, 2018	(9,956)	(276,165)	245,242	(40,879)

Balances as of January 1, 2017	(9,276)	(230,352)	200,774	(38,854)
Amortization for the period	(456)	(21,744)	-	(22,200)
Other changes	-	-	-	-
Balances as of December 31, 2017	(9,732)	(252,096)	200,774	(61,054)

c)	The Bank has no restriction on intangible assets as of December 31, 2018 and 2017, Additionally, the intangible assets have not been pledged as guarantee to secure compliance with financial liabilities. Also, the Bank has no debt related to Intangible assets as of those dates.

Consolidated Financial Statements December 2018 / Banco Santander Chile 73

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 14

PROPERTY, PLANT, AND EQUIPMENT

a)	As of December 31, 2018, and 2017 the property, plant and equipment balances is as follows:

		As of December 31, 2018
	Net opening
	balance as of	Gross	Accumulated	Net
	January 1, 2018	balance	depreciation	balance
	MCh$	MCh$	MCh$	MCh$

Land and building	159,352	309,385	(132,428)	176,957
Equipment	63,516	217,958	(159,756)	58,202
Ceded under operating leases	4,221	4,888	(667)	4,221
Other	15,458	67,197	(52,991)	14,206
Subtotal	242,547	599,428	(345,842)	253,586
Fully depreciated assets	-	(55,374)	55,374	-
Total	242,547	544,054	(290,468)	253,586

		As of December 31, 2017
	Net opening
	balance as of	Gross	Accumulated	Net
	January 1, 2017	balance	depreciation	balance
	MCh$	MCh$	MCh$	MCh$

Land and building	169,809	274,079	(114,727)	159,352
Equipment	66,506	193,689	(130,173)	63,516
Ceded under operating leases	4,230	4,888	(667)	4,221
Other	16,834	60,822	(45,364)	15,458
Subtotal	257,379	533,478	(290,931)	242,547
Fully depreciated assets	-	(59,045)	59,045	-
Total	257,379	474,433	(231,886)	242,547

b)	The changes in the value of property, plant and equipment during 2018 and 2017 is as follows:

b.1)	Gross balance

					Fully
	Land and		Operating		depreciated
	buildings	Equipment	leases	Other	assets	Total
2018	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2018	274,079	193,689	4,888	60,823	(59,045)	474,434
Additions	35,369	28,438	-	4,522	-	68,329
Disposals	(63)	(4,130)	-	(2,104)	-	(6,297)
Impairment due to damage (*)	-	(39)	-	-	-	(39)
Other	-	-	-	3,956	3,671	7,627
Balances as of December 31, 2018	309,385	217,958	4,888	67,197	(55,374)	544,054

(*)	Banco Santander Chile has had to recognize in its financial statements as of December 31, 2018 deterioration by $39 Millions, corresponding to ATM claims. Compensation charged for insurance concepts involved, amounted to $-------- million, which are presented within the heading "Other income and operational expenses" (note 35).

Consolidated Financial Statements December 2018 / Banco Santander Chile 74

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 14

PROPERTY, PLANT, AND EQUIPMENT, continued

					Fully
			Operating		depreciated
	Land and buildings	Equipment	leases	Other	assets	Total
2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2017	264,016	168,124	4,888	55,973	(39,958)	453,043
Additions	27,592	26,278	-	4,901	-	58,771
Disposals	(17,529)	(359)	-	(51)	-	(17,939)
Impairment due to damage (*)	-	(354)	-	-	-	(354)
Other	-	-	-	-	(19,087)	(19,087)
Balances as of December 31, 2017	274,079	193,689	4,888	60,823	(59,045)	474,434

(*)	Banco Santander Chile has had to recognize in its consolidated financial statements as of December 31, 2017 deterioration by $354 Millions, corresponding to ATM claims. Compensation charged for insurance concepts involved, amounted to $ 1,238 billion, which are presented within the heading "Other income and operational expenses" (note 35).

b.2)	Accumulated depreciation

					Fully
	Land and		Operating		depreciated
	buildings	Equipment	leases	Other	assets	Total
2018	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2018	(114,727)	(130,173)	(667)	(45,365)	59,045	(231,887)
Depreciation in the period	(17,704)	(29,623)	-	(7,660)	-	(54,987)
Sales and disposals in the period	3	40	-	34	-	77
Transfers	-	-	-	-	-	-
Others	-	-	-	-	(3,671)	(3,671)
Balances as of December 31, 2018	(132,428)	(159,756)	(667)	(52,991)	55,374	(290,468)

					Fully
	Land and		Operating		depreciated
	buildings	Equipment	leases	Other	assets	Total
2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2017	(94,207)	(101,618)	(658)	(39,139)	39,958	(195,664)
Depreciation in the period	(20,744)	(28,593)	(9)	(6,277)	-	(55,623)
Sales and disposals in the period	224	38	-	51	-	313
Transfers	-	-	-	-	-	-
Others	-	-	-	-	19,087	19,087
Balances as of December 31, 2017	(114,727)	(130,173)	(667)	(45,365)	59,045	(231,887)

Consolidated Financial Statements December 2018 / Banco Santander Chile 75

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 14

PROPERTY, PLANT, AND EQUIPMENT, continued

c)	Operational leases - Lessor

As of December 31, 2018, and 2017, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

Due within 1 year	469	567
Due after 1 year but within 2 years	882	749
Due after 2 years but within 3 years	469	480
Due after 3 years but within 4 years	460	348
Due after 4 years but within 5 years	428	308
Due after 5 years	2,242	1,792

Total	4,950	4,244

d)	Operational leases - Lessee

Some of the Bank's premises and equipment are under operating leases, Future minimum rental payments under non-cancellable leases are as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

Due within 1 year	25,702	26,059
Due after 1 year but within 2 years	24,692	21,343
Due after 2 years but within 3 years	22,439	18,091
Due after 3 years but within 4 years	19,574	15,736
Due after 4 years but within 5 years	17,250	12,734
Due after 5 years	63,945	51,502
Total	173,602	145,465

e)	As of December 31, 2018, and 2017 the Bank has no finance leases which cannot be unilaterally cancelled,

f)	The Bank has no restriction on property, plant and equipment as of December 31, 2018 and 2017, Additionally, the property, plant, and equipment have not been provided as guarantees to secure compliance with financial liabilities. The Bank has no debt in connection with property, plant and equipment.

Consolidated Financial Statements December 2018 / Banco Santander Chile 76

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 15

CURRENT AND DEFERRED TAXES

a)	Current taxes

As of December 31, 2018, and 2017, the Bank recognizes taxes payable (recoverable), which is determined based on the currently applicable tax legislation. This amount is recorded net of recoverable taxes, and is shown as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	-	-
Current tax liabilities	8,093	6,435

Total tax payable (recoverable)	8,093	6,435

(Assets) liabilities current taxes detail (net)
Income tax (*)	166,173	145,112
Less:
Provisional monthly payments	(155,706)	(136,562)
Credit for training expenses	(1,937)	(1,768)
Land taxes leasing	-	-
Grant credits	(1,320)	(968)
Other	883	621
Total tax payable (recoverable)	8,093	6,435

(*)	As of December 31, 2018, and 2017 the tax rates were 27.0% and 25.5%.

b)	Effect on income

The effect tax expense has on income for the years ended December 31, 2018 and 2017 is comprised of the following items:

	As of December 31,
	2018	2017
	MCh$	MCh$
Income tax expense
Current tax	166,173	145,112
Credits (debits) for deferred taxes
Origination and reversal of temporary differences	3,590	(8,178)
Valuation provision	(56)	5,955
Subtotal	169,707	142,889
Tax for rejected expenses (Article No,21)	1,110	610
Other	(4.920)	114
Net income tax expense	165,897	143,613

Consolidated Financial Statements December 2018 / Banco Santander Chile 77

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 15

CURRENT AND DEFERRED TAXES, continued

c)	Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate in calculating the tax expense as of December 31, 2018 and 2017 is as follows:

	As of December 31,
	2018		2017

	Tax rate	Amount	Tax rate	Amount
	%	MCh$	%	MCh$

Tax calculated over profit before tax	27.00	205,784	25.50	183,823
Permanent differences (1)	(5.18)	(39,494)	(3.25)	(23,399)
Penalty tax (rejected expenses)	0.15	1,110	0.08	610
Rate change effect (2)	0.00	-	(2.86)	(20,600)
Other	(0.20)	(1,503)	0.44	3,179
Effective rates and expenses for income tax	21.77	165,897	19.91	143,613

(1)	It mainly corresponds to the permanent differences originated by the Monetary Correction of the Tax Own Capital.
(2)	The publication of law 20,780 of September 29, 2014 increased the tax rate from the current 25.5% in the year 2017 to 27% for the year 2018 and onwards permanently.

d)	Effect of deferred taxes on other comprehensive income

A summary of the separate effect of deferred tax on other comprehensive income, showing the asset and liability balances, for the periods ended December 31, 2018 and 2017 follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Deferred tax assets
Available for sale investments	1,071	368
Cash flow hedges	65	908
Total deferred tax assets recognized through other comprehensive income	1,136	1,276

Deferred tax liabilities
Available for sale investments	(2,806)	(841)
Cash flow hedges	(2,711)	-
Total deferred tax liabilities recognized through other comprehensive income	(5,517)	(841)

Net deferred tax balances in equity	(4,381)	435

Deferred taxes in equity attributable to equity holders of the bank	(4,027)	791
Deferred tax in equity attributable to non-controlling interests	(354)	(356)

Consolidated Financial Statements December 2018 / Banco Santander Chile 78

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 15

CURRENT AND DEFERRED TAXES, continued

e)	Effect of deferred taxes on income

Below are effects of deferred taxes on assets, liabilities and income allocated for differences:

	As of December 31,
	2018	2017
	MCh$	MCh$
Deferred tax assets
Interests and adjustments	9,384	8,645
Non-recurring charge-offs	13,389	11,651
Assets received in lieu of payment	2,467	4,073
Exchange rate adjustment	1,675	882
Property, plant and equipment	6,138	4,410
Provision for loan losses	168,320	172,386
Provision for expenses	63,134	73,518
Derivatives	3,924	5,249
Leased assets	107,897	98,090
Subsidiaries tax losses	5,314	5,277
Prepaid Expenses	156	151
Investment valuation	-	-
Total deferred tax assets	381,798	384,332

Deferred tax liabilities
Valuation of investments	(42)	(1,911)
Depreciation	-	(532)
Anticipated Expenses	(349)	-
Provision for evaluation	(6,084)	(5,955)
Derivatives	(3,383)	-
Exchange rate adjustments	-	-
Other	(20)	(424)
Total deferred tax liabilities	(9,878)	(8,822)

(*)	They include deferred tax assets due to temporary differences in derivative contracts.

f)	Summary of deferred tax assets and liabilities

A summary of the effect of deferred taxes on equity and income follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Deferred tax assets
Recognized through other comprehensive income	1,136	1,276
Recognized through profit or loss	381,798	384,332
Total deferred tax assets	382,934	385,608
Deferred tax liabilities
Recognized through other comprehensive income	(5,517)	(841)
Recognized through profit or loss	(9,878)	(8,822)
Total deferred tax liabilities	(15,395)	(9,663)

Consolidated Financial Statements December 2018 / Banco Santander Chile 79

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 15

CURRENT AND DEFERRED TAXES, continued

g)       Supplementary information related to the circular issued by internal tax service and the superintendency of bank and financial institutions.

g.1)	Receivables and accounts receivable

	As of December 31,
	2018				2017
		Assets at tax value				Assets at tax value
	Assets at		Overdue Wallet		Assets at		Overdue Wallet
	financial		with	without	financial		with	without
	value	Total	Warranty	Warranty	value	Total	Warranty	Warranty
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Owed by banks	15,094	15,094	-	-	162,685	162,684	-	-
Commercial Placements	13,414,955	13,441,810	119,558	177,971	12,001,748	12,024,895	88,495	157,106
Consume Placements	4,872,131	4,878,008	1,372	22,127	4,552,977	4,592,105	1,327	20,041
Home mortgage Placements	10,150,981	10,200,415	63,121	1,031	9,096,895	9,106,216	64,525	1,245
Total	28,453,161	28,535,327	184,051	201,129	25,814,305	25,885,900	154,347	178,392

g.2)	Provision on overdue portfolio without guarantees

	Balance as of	Punishment			Balance as of
	January 1,	against	Provisions	Provisions	December 31,
	2018	provisions	constituted	free	2018
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial Placements	157,106	(70,181)	487,325	(396,280)	177,971
Consume Placements	20,041	(198,534)	204,703	(4,082)	22,127
Home mortgage Placements	1,245	(9,128)	35,605	(26,693)	1,031
Total	178,392	(277,843)	727,633	(427,055)	201,129

	Balance as of	Punishment			Balance as of
	January 1,	against	Provisions	Provisions	December 31,
	2017	provisions	constituted	free	2017
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial Placements	133,424	(92,904)	581,141	(464,555)	157,106
Consume Placements	24,924	(235,208)	237,298	(6,973)	20,041
Home mortgage Placements	1,401	(9,740)	41,657	(32,073)	1,245
Total	159,749	(337,852)	860,096	(503,601)	178,392

Consolidated Financial Statements December 2018 / Banco Santander Chile 80

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 15

CURRENT AND DEFERRED TAXES, continued

g.3)	Direct punishments and recoveries

	As of December 31,
	2018	2017
	MCh$	MCh$
Direct Punishment Art, 31 No, 4, second paragraph	(38,549)	(42,713)
Condonation that originated liberation of provisions	-	-
Recoveries or renegotiations of credits written off	88,481	83,315
Total	49,932	40,602

g.4)	Application Article 31 No, 4 paragraphs I and II

	As of December 31,
	2018	2017
	MCh$	MCh$
Punishment according to first paragraph	-	-
Condonation according to third paragraph	5,974	(6,362)
Total	5,974	(6,362)

Consolidated Financial Statements December 2018 / Banco Santander Chile 81

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 16

OTHER ASSETS

Other assets include the following:

	As of December 31,
	2018	2017
	MCh$	MCh$

Assets for leasing (1)	47,486	48,099

Assets received or awarded in lieu of payment (2)
Assets received in lieu of payment	11,297	11,677
Assets awarded at judicial sale	21,524	24,800
Provision on assets received in lieu of payment or awarded	(723)	(1,440)
Subtotal	32,098	35,037
Other assets
Guarantee deposits (margin accounts) (3)	170,232	323,767
Gold investments	522	478
VAT credit	9,097	9,570
Income tax recoverable	1,756	1,381
Prepaid expenses (4)	477,819	116,512
Active assets Fixed for Sale	-	663
Assets recovered from leasing for sale	6,848	4,235
Valuation Adjustments by macrohedge	9,414	160
Pension plan assets	846	921
Accounts and notes receivable	59,511	59,574
Notes receivable through brokerage and simultaneous transactions	78,330	68,272
Other receivable assets	48,612	53,500
Other assets	42,417	33,014
Subtotal	905,404	672,047

Total	984,988	755,183

(1)   Correspondence to the assets available to be delivered under the financial lease modality.

(2)   The goods received in payment correspond to the goods received as payment of debts due from the customers, the set of goods that remain acquired in this way must not exceed 20% of the Bank's effective equity at any time. These assets currently represent 0.28% (0,30% as of December 31, 2017) of the Bank's effective equity.

The assets awarded in judicial auction, correspond to assets that have been acquired at judicial auction in payment of debts previously contracted with the Bank. The assets acquired at judicial auction are not subject to the above-mentioned margin, These properties are assets available for sale, For most assets, the sale can be completed within one year from the date the asset is received or acquired, In case the good is not sold within a year, it must be punished.

Additionally, a provision is recorded for the difference between the initial award value plus the additions and their estimated realizable value, when the former is higher.

(3)   Corresponds to a guarantee threshold associated with a specific derivative contract. These guarantees operate when the valuation of the derivatives exceeds thresholds defined in the contract values and may be for or against the Bank.

(4)   Corresponds to the renewal of the "Santander Latam Pass" program.

Consolidated Financial Statements December 2018 / Banco Santander Chile 82

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 17

DEPOSITS AND OTHER LIABILITIES

As of December 31, 2018, and 2017, the composition of the item time deposits and other liabilities is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Deposits and other demand liabilities
Checking accounts	6,794,132	6,272,656
Other deposits and demand accounts	709,711	590,221
Other demand liabilities	1,237,574	905,289

Total	8,741,417	7,768,166
Time deposits and other time liabilities
Time deposits	12,944,846	11,792,466
Time savings account	118,587	116,179
Other time liabilities	4,386	5,300
Total	13,067,819	11,913,945

Consolidated Financial Statements December 2018 / Banco Santander Chile 83

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 18

INTERBANK BORROWINGS

As of December 31, 2018, and 2017 the line item interbank borrowings is as follow:

	As of December, 31
	2018	2017
	MCh$	MCh$
Loans obtained from the Central Bank of Chile
Other obligations with the Central Bank of Chile	-	5
Loans from financial institutions in the country	-	480
Loans from financial institutions abroad
Bank of America N.A. Us Foreign	338,906	228,309
Sumitomo Mitsui Banking Corporation	278,761	259,199
Citibank N.A.	241,041	191,494
Mizuho Bank Ltd. NY.	223,829	215,967
Wells Fargo Bank N.A.	216,749	235,058
The Bank of Nova Scotia	163,927	86,419
The Bank of New York Mellon	69,921	30,839
Corporación Andina De Fomento	52,371	-
Standard Chartered Bank	50,960	225,966
Barclays Bank PLC London	34,965	30,886
Hsbc Bank Plc Ny	34,936	30,875
Wachovia Bank, NA	33,499	-
Banco Santander Brasil S.A	8,040	5,225
Bank of China	7,777	831
Banco Santander – Hong Kong	6,047	8,341
Deutsche Bank A.G.	5,558	157
Bnp Paribas, Hong Kong Branch	3,554	-
Keb Hana Bank	2,318	396
Rabobank, Hong Kong Branch	1,548	-
Hong Kong and Shanghai Banking	1,300	222
Banco Santander Central Hispano	1,295	312
Unicrédito Italiano	1,117	264
Bank of Tokio Mitsubishi	1,032	453
Banco Bilbao Vizcaya Argentaria	888	-
Standard Chartered Bank Malays	843	-
Daxia Bank S.A.	789	-
Banque Bruxelles Lambert S.A.	509	-
Hsbc Bank Usa	394	38
Shinhan Bank	380	394
United Bank of India	378	-
Woori Bank	356	105
State Bank of India	331	110
Banca Commerciale Italiana S.P.	288	31
Canara Bank	237	224
Shanghai Pudong Devekionebt Ba	237	-
Banco de Galicia Y Buenos Aires	231	-
Bank of East Asia, Limited	205	241
First Union National Bank	201	35
Industrial Bank of Korea	195	-
Banca Monte dei Paschi di Siena	179	162
Metropolitan Bank Limited	170	87
Hua Nan Commercial Bank Ltd.	164	349
Credit Lyonnais	139	-
Bank of Shanghai	134	-
Bank of Taiwan	127	136
Agricultural Bank of China	106	295
Akbank T.A.S.	106	-
Credit Agricole	106	-
Banco Bradesco S.A.	89	-
Oriental Bank of Commerce	87	-
Kookmin Bank	78	201
Banca Nazionale Del Lavoro S.P	77	-
Hsbc Bank Middle East	77	-
International Commercial Bank	70	221
Taiwan Cooperative Bank	66	159
Banca Lombarda E Piemontese S.	60	-
Hanvit Bank	58	55
Bank of India	51	-
Caixabank S.A.	44	-
Fortis Bank S.A./N.V. Brussels	42	15
Subtotal	1,787,943	1,554,071

Consolidated Financial Statements December 2018 / Banco Santander Chile 84

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 18

INTERBANK BORROWINGS, continued

	As of December, 31
	2018	2017
	MCh$	MCh$
Loans from financial institutions in the country
Banco de la Republica Oriental	41	-
Bank of Baroda	37	-
China Construcción Bank	35	90
Banco Internacional S.A.	33	-
Joint Stock Commercial Bank Fo.	33	-
Shanghai Commercial and Saving	33	-
Banistmo S.A.	32	-
Banca Popolare Dell'Emilia Rom	31	53
Bank of Montreal	31	30
Raifeissen Bank Polska S.A	31	-
Casa Di Risparmo De Padova E.R.	30	56
Industrial and Commercial Bank	30	119
Hdfc Bank Limited	28	-
Bankinter S.A.	24	-
Kbc Bank Nv	23	-
Banco Bpm SPA	21	-
Cassa Di Risparmio In Bologna	21	-
Banco De Sabadell S.A.	20	-
Banco Commerzbank	19	-
Taiwan Business Bank	19	19
Cajas Rurales Unidas	18	-
Chang Hwa Commercial Bank Ltd.	18	14
U.S. Bank (Formerly First Bank	18	-
United World Chinese Commercia	15	-
Banco Itau S.A.	14	-
Mega International Commercial	9	-
Banca Popolare Di Milano S.C.A	6	-
Hang Seng Bank (China) Limited	6	-
Sumitono Mitsui	4	-
Development Bank of Singapore	3	-
Abanca corporation Bancaria S.A.	-	60
Australia And New Zealand Bank	-	62
Banca Delle Marche SPA	-	76
Banco Bradesco S.A.	-	50
Banco Caixa Geral	-	33
Banco Commerzbank	-	145
Banco de Occidente	-	282
Banco Sabadell S.A.	-	10
Banco Do Brasil S.A.	-	268
Banco Internacional S.A.	-	33
Banco Popolare Soc Coop	-	6
Banco Popular Español S.A.	-	19
Bancolombia S.A.	-	94
Bank Austria A.G.	-	2,317
Bank of Comunications	-	93
Bank Of nova Scotia	-	112
Banque Generale Du Luxembourg	-	207
Cassa Di Risparmio Di Parma E	-	93
Citic Industrial Bank	-	39
Corporación andina De Fomento	-	31,075
European Investment Bank	-	12,629
Habib Bank Limited.	-	34
Hang Seng Bank Ltd.		39
Hsbc Bank Plc	-	30,838
Icici Bank Limited	-	8
J.P Mogan Chase Bank N.A.	-	154
Kasikornbank Public Company Li.	-	25
Liu Chong Hing Bank Limited	-	21
Mizuho Corporate Bank	-	331
Punjab Natinal Bank	-	47
Shanghai Pudong Development	-	714
Societe Generale	-	56
Thai Military Bank Public comp	-	377
The Toronto-Dominion Bank	-	62,743
Yapi Ve Kredi Bankasi A.S.	-	155
Zhenjiang Commercial Bank Ltd.	-	175
Subtotal	683	143,801
Total	1,788,626	1,698,357

Consolidated Financial Statements December 2018 / Banco Santander Chile 85

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 18

INTERBANK BORROWINGS, continued

a)	Obligation with Central Bank of Chile

Debts to the Central Bank of Chile include credit lines for renegotiation of loans and other borrowings. These credit lines were provided by the Central Bank of Chile for renegotiation of loans due to the need to refinance debt as a result of the economic recession and crisis of the banking system in the early 1980s.

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

Totals Line of credit for renegotiation with Central Bank of Chile	-	5

b)	Loans from domestic financial institutions

these obligations maturities are as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

Due Within 1 year	-	480
Due Within 1 y 2 years	-	-
Due Within 2 y 3 years	-	-
Due Within 3 y 4 years	-	-
Due Within 5 years	-	-

Total loans from domestic financial institutions	-	480

c)	Foreign obligations

	As of December 31,
	2018	2017
	MCh$	MCh$

Due Within 1 year	1,648,955	1,477,318
Due Within 1 y 2 years	139,671	185,519
Due Within 2 y 3 years	-	35,035
Due Within 3 y 4 years	-	-
Due Within 5 years	-	-

Total loans from foreign financial institutions	1,788,626	1,697,872

Consolidated Financial Statements December 2018 / Banco Santander Chile 86

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES

As of December 31, 2018, and 2017, the composition of this item is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Other financial liabilities
Obligations to public sector	32,449	59,470
Other domestic obligations	175,210	175,389
Foreign obligations	7,741	7,171
Subtotal	215,400	242,030
Issued debt instruments
Mortgage finance bonds	25,490	34,479
Senior bonds	7,198,865	6,186,760
Mortgage Bonds	94,921	99,222
Subordinated bonds	795,957	773,192
Subtotal	8,115,233	7,093,653

Total	8,330,633	7,335,683

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank's debts, both current and non-current, are summarized below:

	As of December 31, 2018
	Current	Non-current	Total
	MCh$	MCh$	MCh$
Mortgage finance bonds	6,830	18,660	25,490
Senior bonds	844,898	6,353,967	7,198,865
Mortgage Bonds	4,833	90,088	94,921
Subordinated bonds	1	795,956	795,957
Issued debt instruments	856,562	7,258,671	8,115,233

Other financial liabilities	205,871	9,529	215,400

Total	1,062,433	7,268,200	8,330,633

	As of December 31, 2017
	Current	Non-current	Total
	MCh$	MCh$	MCh$
Mortgage finance bonds	8,691	25,788	34,479
Senior bonds	337,166	5,849,594	6,186,760
Mortgage Bonds	4,541	94,681	99,222
Subordinated bonds	3	773,189	773,192
Issued debt instruments	350,401	6,743,252	7,093,653

Other financial liabilities	212,825	29,205	242,030

Total	563,226	6,772,457	7,335,683

Consolidated Financial Statements December 2018 / Banco Santander Chile 87

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

a)	Mortgage finance bonds

These bonds are used to finance mortgage loans, their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years, Loans are indexed to UF and create a yearly interest rate of -------% as of December 31, 2018 (5.39% as of December 31, 2017).

	As of December 31,
	2018	2017
	MCh$	MCh$
Due within 1 year	6,830	8,691
Due after 1 year but within 2 years	5,946	6,744
Due after 2 years but within 3 years	5,034	6,096
Due after 3 years but within 4 years	3,997	5,155
Due after 4 years but within 5 years	2,480	4,101
Due after 5 years	1,203	3,692
Total mortgage finance bonds	25,490	34,479

b)	Senior bonds

The following table shows senior bonds by currency:

	As of December 31,
	2018	2017
	MCh$	MCh$

Santander bonds in UF	4,095,741	3,542,006
Santander bonds in USD	1,094,267	1,045,465
Santander bonds in CHF	386,979	268,281
Santander bonds in Ch$	1,291,900	1,135,527
Santander bonds in AUD	24,954	14,534
Santander bonds in JPY	191,598	126,059
Santander bonds in EUR	113,426	54,888
Total senior bonds	7,198,865	6,186,760

Consolidated Financial Statements December 2018 / Banco Santander Chile 88

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i.	Placement of senior bonds:

During 2018 the Bank has placed bonds for UF 23,000,000, CLP 225,000,000,000, USD 70,000,000, EUR 66,000,000, AUD 20,000,000, CHF 115,000,000 y JPY 7,000,000,000, detailed as follows:

						Series Maximum	Maturity
Series	Currency	Amount placed	Term (years)	Issuance rate	Issue date	amount	date
T1	UF	4,000,000	2	2.20%	01-02-2016	7,000,000	01-02-2020
T4	UF	4,000,000	3	2.35%	01-02-2016	8,000,000	01-08-2021
T11	UF	5,000,000	7	2.65%	01-02-2016	5,000,000	01-02-2025
T12	UF	5,000,000	7	2.70%	01-02-2016	5,000,000	01-08-2025
T15	UF	5,000,000	11	3.00%	01-02-2016	5,000,000	01-08-2028
Total	UF	23,000,000				30,000,000
P5	CLP	75,000,000,000	4	5.30%	05-03-2015	150,000,000,000	01-03-2022
U4	CLP	75,000,000,000	3 y 4 months	ICP + 1.00%	10-01-2017	75,000,000,000	10-01-2022
U3	CLP	75,000,000,000	2 y 7 months	ICP + 1.00%	11-06-2018	75,000,000,000	11-06-2021
Total	CLP	225,000,000,000				300,000,000,000
USD	USD	50,000,000	10	4.17%	10-10-2018	50,000,000	10-10-2028
USD	USD	20,000,000	2	0.0369%	16-11-2018	20,000,000	16-11-2020
Total	USD	70,000,000				70,000,000
EUR	EUR	26,000,000	7	1.00%	04-05-2018	26,000,000	28-05-2025
EUR	EUR	40,000,000	12	1.78%	07-06-2018	40,000,000	15-06-2030
Total	EUR	66,000,000				66,000,000
AUD	AUD	20,000,000	5	3.56%	13-11-2018	20,000,000	13-11.2023
Total	AUD	20,000,000				20,000,000
CHF	CHF	115,000,000	5 y 3 months	0.441%	21-09-2018	115,000,000	21-12-2023
Total	CHF	115,000,000				115,000,000
JPY	JPY	4,000,000,000	10 y 6 months	0.65%	13-07-2018	4,000,000,000	13-01-2029
JPY	JPY	3,000,000,000	5	56%	30-10-2018	3,000,000,000	30-10-2023
Total	JPY	7,000,000,000				7,000,000,000

Consolidated Financial Statements December 2018 / Banco Santander Chile 89

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2018 the Bank repurchased the following bonds:

Date	Type	Currency	Amount
04-01-2018	Senior	CLP	12,890,000,000
04-01-2018	Senior	CLP	4,600,000,000
22-01-2018	Senior	UF	24,000
05-04-2018	Senior	UF	484,000
06-04-2018	Senior	UF	184,000
23-04-2018	Senior	UF	216,000
24-04-2018	Senior	UF	4,000
25-04-2018	Senior	UF	262,000
10-05-2018	Senior	UF	800,000
07-06-2018	Senior	USD	3,090,000
11-12-2018	Senior	USD	250,000,000

During 2017 the Bank has placed bonds for UF 10,000,000, CLP 160,000,000,000, AUD 30,000,000 y USD 770,000,000, detailed as follows:

							Maturity
Series	Currency	Amount Placed	Term	Issuance rate	Issue date	Maximum amount	date
T9	UF	5,000,000	7	2.60%	01-02-2016	5,000,000	01-03-2024
T13	UF	5,000,000	9	2.75%	01-02-2016	5,000,000	01-03-2026
Total		10,000,000				10,000,000
SD	CLP	60,000,000,000	5	5.50%	01-06-2014	200,000,000,000	01-12-2019
T16	CLP	100,000,000,000	6	5.20%	01-02-2016	100,000,000,000	01-12-2021
Total		160,000,000,000				300,000,000,000
DN	USD	100,000,000	3	Libor-USD 3M+0.80%	20-07-2017	100,000,000	27-07-2020
DN	USD	50,000,000	3	Libor-USD 3M+0.80%	21-07-2017	50,000,000	27-07-2020
DN	USD	50,000,000	3	Libor-USD 3M+0.80%	24-07-2017	50,000,000	27-07-2020
DN	USD	10,000,000	4	Libor-USD 3M+0.80%	23-08-2017	10,000,000	23-11-2021
DN	USD	10,000,000	4	Libor-USD 3M+0.83%	23-08-2017	10,000,000	23-11-2021
DN	USD	50,000,000	3	Libor-USD 3M+0.83%	14-09-2017	50,000,000	15-09-2020
DN	USD	500,000,000	3	Libor-USD 3M+0.75%	12-12-2017	500,000,000	15-12-2020
Total		770,000,000				770,000,000
AUD	AUD	30,000,000	10	3.96%	05-12-2017	30,000,000	12-12-2027
Total		30,000,000				30,000,000

Consolidated Financial Statements December 2018 / Banco Santander Chile 90

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2017, the Bank repurchased the following bonds:

Date	Type	Currency	Amount
06-03-2017	Senior	USD	6,900,000
12-05-2017	Senior	UF	1,000,000
16-05-2017	Senior	UF	690,000
17-05-2017	Senior	UF	15,000
26-06-2017	Senior	UF	340,000
01-06-2017	Senior	UF	590,000
02-06-2017	Senior	UF	300,000
05-06-2017	Senior	UF	130,000
19-06-2017	Senior	UF	265,000
10-07-2017	Senior	UF	770,000
21-07-2017	Senior	UF	10,000
28-08-2017	Senior	UF	200,000
28-08-2017	Senior	UF	200,000
29-08-2017	Senior	UF	2,000
29-08-2017	Senior	UF	270,000
03-11-2017	Senior	UF	14,000
29-11-2017	Senior	UF	400,000
06-12-2017	Senior	UF	20,000
12-12-2017	Senior	CLP	10,990,000,000

ii.	Maturities of senior bonds are as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Due within 1 year	844,898	337,166
Due after 1 year but within 2 years	1,331,255	866,936
Due after 2 years but within 3 years	1,073,847	832,978
Due after 3 years but within 4 years	1,104,547	1,177,081
Due after 4 years but within 5 years	421,918	902,647
Due after 5 years	2,422,400	2,069,952
Total senior bonds	7,198,865	6,186,760

c)	Mortgage bonds

Detail of mortgage bonds per currency is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Mortgage bonds in UF	94,921	99,222
Total mortgage bonds	94,921	99,222

i.	Placement of Mortgage bonds

During 2018 and 2017, the Bank has not placed any mortgage bonds.

Consolidated Financial Statements December 2018 / Banco Santander Chile 91

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

ii.	Maturities of mortgage bonds is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Due within 1 year	4,833	4,541
Due after 1 year but within 2 years	7,758	7,291
Due after 2 years but within 3 years	8,008	7,526
Due after 3 years but within 4 years	8,267	7,769
Due after 4 years but within 5 years	8,534	8,019
Due after 5 years	57,521	64,076
Total mortgage bonds	94,921	99,222

d)	Subordinated bonds

Detail of subordinated bonds per currency is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

Subordinated bonds denominated in Ch$	1	3
Subordinated bonds denominated in USD	-	-
Subordinated bonds denominated in UF	795,956	773,189
Total subordinated bonds	795,957	773,192

i.	Placement of subordinated bonds

During 2018 and 2017, the Bank has not placed any mortgage bonds.

The maturity of subordinated bonds considered long-term is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

Due within 1 year	1	3
Due after 1 year but within 2 years	-	-
Due after 2 years but within 3 years	-	-
Due after 3 years but within 4 years	-	-
Due after 4 years but within 5 years	-	-
Due after 5 years	795,956	773,189
Total subordinated bonds	795,957	773,192

Consolidated Financial Statements December 2018 / Banco Santander Chile 92

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

e)	Other financial liabilities

The composition of other financial liabilities, by maturity, is detailed below:

	As of December, 31
	2018	2017
	MCh$	MCh$
Non-current portion:
Due after 1 year but within 2 years	9,221	23,401
Due after 2 year but within 3 years	40	4,181
Due after 3 year but within 4 years	44	194
Due after 4 year but within 5 years	48	210
Due after 5 years	176	1,219
Non-current portion subtotal	9,529	29,205

Current portion:
Amounts due to credit card operators	172,425	173,271
Acceptance of letters of credit	2,894	2,780
Other long-term financial obligations, short-term portion	30,552	36,774
Current portion subtotal	205,871	212,825

Total other financial liabilities	215,400	242,030

Consolidated Financial Statements December 2018 / Banco Santander Chile 93

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 20

MATURITY OF FINANCIAL ASSETS AND LIABILITIES

As of December 31, 2018, and 2017, the detail of the maturities of assets and liabilities is as follows:

			Between 1	Between 3		Between 1	Between 3		Subtotal
		Up to	and	and	Subtotal	and	and	More than	More than 1
	Demand	1 month	3 months	12 months	up to 1 year	3 years	5 years	5 years	year	Total
As of December 31, 2018	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial Assets
Cash and deposits in banks	2,065,441	-	-	-	2,065,441	-	-	-	-	2,065,441
Cash items in process of collection	353,757	-	-	-	353,757	-	-	-	-	353,757
Trading investments	-	1,064	-	11,642	12,706	16,331	20,080	27,924	64,335	77,041
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-
Financial derivatives contracts	-	111,268	128,024	543,722	783,014	723,622	552,133	1,041,866	2,317,621	3,100,635
Interbank loans (1)	-	9,427	3,220	2,447	15,094	-	-	-	-	15,094
Loans and accounts receivables from customers (2)	238,213	3,285,576	2,320,222	4,946,887	10,790,898	5,474,289	3,236,349	10,765,393	19,476,031	30,266,929
Available for sale investments	-	2,391,329	-	1	2,391,330	86	-	2,907	2,993	2,394,323
Held to maturity investments	-	-	-	-	-	-	-	-	-	-
Guarantee deposits (margin accounts)	170,232	-	-	-	170,232	-	-	-	-	170,232
Total financial assets	2,827,643	5,798,664	2,451,466	5,504,699	16,582,472	6,214,328	3,808,562	11,838,090	21,860,980	38,443,452

Financial Liabilities
Deposits and other demand liabilities	8,741,417	-	-	-	8,741,417	-	-	-	-	8,741,417
Cash items in process of collection	163,043	-	-	-	163,043	-	-	-	-	163,043
Obligations under repurchase agreements	-	48,545	-	-	48,545	-	-	-	-	48,545
Time deposits and other time liabilities	122,974	5,248,418	4,108,556	3,326,199	12,806,147	191,547	6,137	63,988	261,672	13,067,819
Financial derivatives contracts	-	131,378	120,361	349,551	601,290	495,789	471,185	949,464	1,916,438	2,517,728
Interbank borrowings	39,378	16,310	404,575	1,188,692	1,648,955	139,671	-	-	139,671	1,788,626
Issued debts instruments	-	71,465	39,267	745,830	856,562	2,431,849	1,549,743	3,277,079	7,258,671	8,115,233
Other financial liabilities	179,681	934	2,412	22,844	205,871	9,261	92	176	9,529	215,400
Guarantees received (margin accounts)	540,091	-	-	-	540,091	-	-	-	-	540,091
Total financial liabilities	9,786,584	5,517,050	4,675,171	5,633,116	25,611,921	3,268,117	2,027,157	4,290,707	9,585,981	35,197,902

(1)	Interbank loans are presented on a gross basis, the amount of allowances is Ch$29 million.
(2)	Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to type of loan are detailed as follows: Commercial loans Ch$472,876 million, Mortgage loans Ch$64,241 million, Consumer loans Ch$259,442 million.

Consolidated Financial Statements December 2018 / Banco Santander Chile 94

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 20

MATURITY OF FINANCIAL ASSETS AND LIABILITIES, continued

			Between 1	Between 3		Between 1	Between 3		Subtotal
		Up to	and	and	Subtotal	and	and	More than	More than 1
	Demand	1 month	3 months	12 months	up to 1 year	3 years	5 years	5 years	year	Total
As of December 31, 2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,452,922	-	-	-	1,452,922	-	-	-	-	1,452,922
Cash items in process of collection	668,145	-	-	-	668,145	-	-	-	-	668,145
Trading investments	-	72,983	4,024	68,277	145,284	110,824	90,507	139,121	340,452	485,736
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-
Financial derivatives contracts	-	135,780	198,876	410,415	745,071	385,428	371,090	737,058	1,493,576	2,238,647
Interbank loans (1)	-	6,064	152,911	3,710	162,685	-	-	-	-	162,685
Loans and accounts receivables from customers (2)	769,823	2,206,734	2,288,372	4,348,975	9,613,904	5,187,501	2,938,326	9,823,498	17,949,325	27,563,229
Available for sale investments	-	58,850	11,788	102,600	173,238	556,289	975,372	869,647	2,401,308	2,574,546
Held to maturity investments	-	-	-	-	-	-	-	-	-	-
Guarantee deposits (margin accounts)	323,767	-	-	-	323,767	-	-	-	-	323,767
Total assets	3,214,657	2,480,411	2,655,971	4,933,977	13,285,016	6,240,042	4,375,295	11,569,324	22,184,661	35,469,677

Liabilities
Deposits and other demand liabilities	7,768,166	-	-	-	7,768,166	-	-	-	-	7,768,166
Cash items in process of collection	486,726	-	-	-	486,726	-	-	-	-	486,726
Obligations under repurchase agreements	-	268,061	-	-	268,061	-	-	-	-	268,061
Time deposits and other time liabilities	121,479	5,120,171	4,201,271	2,299,018	11,741,939	106,833	2,811	62,362	172,006	11,913,945
Financial derivatives contracts	-	144,410	196,444	356,288	697,142	378,582	358,358	705,406	1,442,346	2,139,488
Interbank borrowings	4,130	46,013	397,419	1,030,241	1,477,803	220,554	-	-	220,554	1,698,357
Issued debts instruments	-	21,043	55,119	274,239	350,401	1,727,571	2,104,771	2,910,910	6,743,252	7,093,653
Other financial liabilities	177,663	701	2,583	31,879	212,826	27,581	404	1,219	29,204	242,030
Guarantees received (margin accounts)	408,313	-	-	-	408,313	-	-	-	-	408,313
Total liabilities	8,966,477	5,600,399	4,852,836	3,991,665	23,411,377	2,461,121	2,466,344	3,679,897	8,607,362	32,018,739

(1)	Interbank loans are presented on a gross basis, the amount of allowances is Ch$86 million.
(2)	Loans and accounts receivables from customers are presented on a gross basis. Provisions on loans amounts according to customer type: Commercial loans Ch$462,865 million, Mortgage loans Ch$69,066 million, Consumer loans Ch$283,756 million.

Consolidated Financial Statements December 2018 / Banco Santander Chile 95

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 21
PROVISIONS

a)	As of December 31, 2018, and 2017, the detail for the provisions is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

Provision for employee salaries and expenses	93,379	97,576
Provision for mandatory dividends	177,571	169,444
Provision for contingent loan risks:
Provision for lines of credit of immediate disponibility	14,177	15,103
Other provisions for contingent loans	15,230	14,304
Provision for contingencies	8,963	27,303
Provision additional	20,000	-
Provision for foreign bank loans	620	599
Total	329,940	324,329

b)	Below is the activity regarding provisions during the year ended December 31, 2018 and 2017:

	Provision
	Benefits and
	remunerations
	to the	Risk of credits			Minimum	Risk
	staff	quotas	Contingent	Additional	dividends	country	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2018	97,576	29,407	27,303	-	169,444	599	324,329
Provision established	80,912	5,011	19,447	20,000	177,571	200	303,141
Application of provisions	(72,975)	-	(4,431)	-	(169,444)	-	(246,850)
Provisions released	(3,195)	(5,011)	(33,356)	-	-	(179)	(41,741)
Re-Classification	-	-	-	-	-	-	-
Other	(8,939)	-	-	-	-	-	(8,939)
Balances as of December 31, 2018	93,379	29,407	8,963	20,000	177,571	620	329,940

Balances as of January 1, 2017	72,592	28,900	65,404	-	141,700	386	308,982
Provision established	106,687	9,168	8,645	-	169,444	464	294,408
Application of provisions	(81,703)	-	(389)	-	(141,700)	-	(223,792)
Provisions released	-	(8,661)	(46,357)	-	-	(251)	(55,269)
Re-Classification	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Balances as of December 31, 2017	97,576	29,407	27,303	-	169,444	599	324,329

Consolidated Financial Statements December 2018 / Banco Santander Chile 96

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 21

PROVISIONS, continued

c)	Provisions for personal salaries and expenses

	As of December 31,
	2018	2017
	MCh$	MCh$

Provision for seniority compensation	9,531	17,874
Provision for stock-based personal benefits	-	-
Provision for performance bonds	59,633	53,947
Provision for vacation	22,792	23,039
Provision for other personal benefits	1,423	2,716
Total	93,379	97,576

d)	Compensation year of services

	As of December 31,
	2018	2017
	MCh$	MCh$

Balances as of January, 2018	17,874	10,376
Increase in the provision	10,753	29,545
Payments made	(8,414)	(22,047)
Advance payments	-	-
Released of provisions	(2,858)	-
Other movements	(7,824)	-
Total	9,531	17,874

e)	Movement of the provision for compliance bonds:

	As of December 31,
	2018	2017
	MCh$	MCh$

Balances as of January 1, 2018	53,947	38,510
Provisions constituted	58,229	55,961
Provisioning application	(51,954)	(40,524)
Release of provisions	(337)	-
Other movements	(252)	-
Total	59,633	53,947

f)	Movement of holyday provision

	As of December 31,
	2018	2017
	MCh$	MCh$

Balances as of January 1, 2018	23,039	21,800
Provisions constituted	11,167	11,263
Provisioning application	(10,551)	(10,024)
Release of provisions	-	-
Other movements	(863)	-
Total	22,792	23,039

Consolidated Financial Statements December 2018 / Banco Santander Chile 97

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 22

OTHER LIABILITIES

Other liabilities consist of:

	As of December 31,
	2018	2017
	MCh$	MCh$

Accounts and notes payable	163,216	196,965
Income received in advance	673	601
Valuation Adjustments by macrohedge	7,039	-
Guarantees received (margin accounts) (1)	540,091	408,313
Notes payable through brokerage and simultaneous transactions	50,807	17,799
Other payable obligations	94,779	58,921
Withheld VAT	1,990	1,887
Accounts payable by insurance companies	8,424	13,873
Other liabilities	33,389	47,004
Total	900,408	745,363

(1)	Guarantee deposits threshold (margin accounts) correspond collaterals associated with derivative financial contracts to mitigate the counterparty credit risk and are mainly established in cash. These guarantees operate when mark to market of derivative financial instruments exceed the levels of threshold agreed in the contracts, which could result the Bank deliver or receive collateral.

Consolidated Financial Statements December 2018 / Banco Santander Chile 98

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 23

CONTINGENCIES AND COMMITMENTS

a)	Lawsuits and legal procedures

At the date these financial statements were issued, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of December 31, 2018, the Banks and its subsidiaries have provisions for this item of Ch$923 million and Ch$0million, respectively (Ch$1,214 million and Ch$0 million as of December 31, 2017) which is included in “Provisions” in the Consolidated Statement of Financial Position as provisions for contingencies.

As of December 31, 2018, the following legal situations are pending:

Santander Corredores de Bolsa Limitada

Judgment “Echeverría with Santander Corredora” (currently Santander Corredores de Bolsa Ltda,), followed before the 21st Civil Court of Santiago, Case C-21,366-2014, on compensation for damages for faults in the purchase of shares, With regard to its actual situation as of December 31, 2018. Santander Corredores de Bolsa Limitada requested the Court to declare the proceeding abandoned due to the pending actions of the plaintiff, a situation that is pending for the Court to resolve.

Santander Corredora de Seguros Limitada

There are lawsuits amounting to UF3,790 corresponding to processes mainly for goods delivered in leasing, our lawyers have not estimated additional material losses for these trials.

b)	Contingent loans

To meet customer needs, the Bank acquired several irrevocable commitments and contingent liabilities, although these obligations should not be recognized in the Consolidated Statement of Financial Position, these contain credit risks and are therefore part of the Bank’s overall risk.

The following table shows the Bank’s contractual obligations to issue loans:

	As of December 31,
	2018	2017
	MCh$	MCh$

Letters of credit issued	223,420	201,699
Foreign letters of credit confirmed	57,038	75,499
Performance guarantees	1,954,205	1,823,793
Personal guarantees	133,623	81,577
Subtotal	2,368,286	2,182,568
Available on demand credit lines	8,997,650	8,135,489
Other irrevocable credit commitments	327,297	260,691
Total	11,693,223	10,578,748

Consolidated Financial Statements December 2018 / Banco Santander Chile 99

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 23

CONTINGENCIES AND COMMITMENTS, continued

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

Third party operations
Collections	99,784	175,200
Transferred financial assets managed by the Bank	26,262	33,278
Assets from third parties managed by the Bank and its affiliates	1,630,431	1,660,804
Subtotal	1,756,477	1,869,282
Custody of securities
Securities held in custody	11,160,488	383,002
Securities held in custody deposited in other entity	861,405	760,083
Issued securities held in custody	12,335,871	22,046,700
Subtotal	24,357,764	23,189,785
Total	26,114,241	25,059,067

During 2018, the Bank classified the portfolios managed by private banking in “Assets from third parties managed by the Bank and its affiliates”. At the end of December 2018, the balance for this was Ch$1,630,396 million (Ch$1,660,768 million at December 31, 2017).

d)	Guarantees

Banco Santander Chile has an integral bank policy of coverage of Official Loyalty N°4668409 in force with the company Compañía de Seguros Chilena Consolidada SA, Coverage USD 50,000,000 per claim with an annual limit of USD 100,000,000, which covers both the Bank and its subsidiaries, with an expiration date of June 30, 2019.

Santander Agente de Valores Limitada

In order to ensure the correct and full compliance of all its obligations as securities agent in accordance with the provisions of articles N° 30 and following of Law N° 18,045, on Stock Market, the company constituted a guarantee for UF4,000 with insurance policy N°217112981- taken with the Insurance Company of Crédito Continental SA and whose maturity is December 19, 2019.

Santander Corredores de Bolsa Limitada

i) As of December 31, 2018, the Company has comprehensive guarantees in the Santiago Stock Exchange to cover simultaneous operations carried out through its own portfolio, for a total of Ch$ 40,427,334 (Ch$ 25,218,779 as of December 31, 2017).

ii) Additionally, as of December 31, 2018, the Company holds a guarantee in CCLV Contraparte Central S.A. in cash, for an amount of Ch$ 5,000,000 (Ch$ 5,000,000 as of December 31, 2017).

iii) In order to ensure the correct and full compliance of all its obligations as Brokerage Broker, in accordance with the provisions of articles 30 and following of Law N°18,045 on Securities Market, the Company has delivered fixed-income securities to the Santiago Stock Exchange for a present value of Ch$1,008,792 as of December 31, 2018 (Ch$ 1,014,400 as of December 31, 2017).

iv) As of December 31, 2018, the Company has a guarantee voucher N° B011364 from Banco Santander Chile to comply with the provisions of general rule N° 120 of the Commission for the Financial Market (Ex-SVS) with respect to the placement, transfer and redemption of the Morgan Stanley funds in the amount of USD $ 300,000, which covers the participants who acquire quotas of foreign open funds Morgan Stanley Sicav and whose maturity is 23 February 2019.

v) As of December 31, 2018, the Company has a guarantee voucher N° B012308 from Banco Santander Chile to comply with the provisions of general rule N° 120 of the Commission for the Financial Market (Ex-SVS) with respect to the placement, transfer and redemption of the Morgan Stanley funds in the amount of USD $ 300,000, which covers the participants who acquire quotas of foreign open funds Morgan Stanley Sicav and whose maturity is 13 April 2019.

Consolidated Financial Statements December 2018 / Banco Santander Chile 100

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 23

CONTINGENCIES AND COMMITMENTS, continued

Santander Corredora de Seguros Limitada

i) In accordance with those established in Circular N° 1,160 of the Superintendency of Securities and Insurance, the company has contracted an insurance policy to respond to the correct and full compliance with all obligations arising from its operations as an intermediary in the hiring insurance.

ii) The insurance policy for insurance brokers N ° 4461903, which covers UF 500, and the professional liability policy for insurance brokers N° 4462082 for an amount equivalent to UF 60,000, were contracted with the Compañía de Seguros Generales Chilena Consolidada S.A. both are valid from April 15, 2016 to April 14, 2018.

iii) The Company maintains a guarantee slip with Banco Santander Chile to guarantee the faithful fulfillment of the public bidding rules of the tax and deductibility insurance plus ITP 2/3 of the mortgage portfolio for the housing of Banco Santander Chile, the amount amounts to UF 10,000 for each portfolio respectively, both with an expiration date as of July 31, 2019. For the same reason, the Company maintains a guarantee voucher in compliance with the public tender for fire and earthquake insurance, the amount of which amounts to UF 200 and UF 3,000 with the same financial institution, both with an expiration date as of December 31, 2018.

Consolidated Financial Statements December 2018 / Banco Santander Chile 101

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 24

EQUITY

a)	Capital

As of December 31, 2018, and 2017 the Bank had 188,446,126,794 shares outstanding, all of which are subscribed for and paid in full, amounting to Ch$ 891,303 million. All shares have the same rights and have no preferences or restrictions.

The movement in shares during 2018 and 2017 is as follows:

	Shares
	As of December 31,
	2018	2017

Issued as of January 1	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-
Issuance of outstanding shares	-	-
Stock options exercised	-	-
Issued as period end	188,446,126,794	188,446,126,794

As of December 31, 2018, and 2017 the Bank does not own any of its shares in treasury, nor do any of the consolidated companies.

As of December 31, 2018, the shareholder composition is as follows:

				% share
Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Total	holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank of New York Mellon	-	26,486,000,071	26,486,000,071	14.05
Banks on behalf of third parties	15,451,106,985	-	15,451,106,985	8.20
Pension funds (AFP) on behalf of third parties	9,033,172,896	-	9,033,172,896	4.79
Stock brokers on behalf of third parties	4,773,558,507	-	4,773,558,507	2.53
Other minority holders	6,109,287,067	-	6,109,287,067	3.25
Total	161,960,126,723	26,486,000,071	188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

Consolidated Financial Statements December 2018 / Banco Santander Chile 102

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 24

EQUITY, continued

As of December 31, 2017, the shareholder composition is as follows:

				% of equity
Corporate Name or Shareholder`s Name	Shares	ADRs (*)	Total	holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35,46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31,72
The Bank of New York Mellon	-	31,238,866,071	31,238,866,071	16,58
Banks on behalf of third parties	13,892,691,988	-	13,892,691,988	7,37
Pension fund (AFP) on behalf of third parties	6,896,552,755	-	6,896,552,755	3,66
Stock brokers on behalf of third parties	3,762,310,365	-	3,762,310,365	2,00
Other minority holders	6,062,704,347	-	6,062,704,347	3,21
Total	157,207,260,723	31,238,866,071	188,446,126,794	100,00

(*)	American Depository Receipts (ADR) are certificates issued by a U,S, commercial bank to be traded on the U.S. securities markets.

b)	Reserves

During the year 2018, on the occasion of the shareholders’ meeting held in April, it was agreed to capitalize 25% of profits for reserves in 2017, equivalent to $141,204 million ($141,706 million for 2017).

c)	Dividends

The distribution of dividends has been disclosed in the Consolidated Statements of Changes in Equity.

d)	Diluted earnings per share and basic earnings per share

As of December 31, 2018, and 2017, the composition of diluted earnings per share and basic earnings per share are as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

a) Basic earnings per share
Total attributable to equity holders of the Bank	591,902	564,815
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	3,141	2,997

b) Diluted earnings per share
Total attributable to equity holders of the Bank	591,902	564,815
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Assumed conversion of convertible debt	-	-
Adjusted number of shares	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	3,141	2,997

As of December 31, 2018, and 2017, the Bank does not own instruments with dilutive effects.

Consolidated Financial Statements December 2018 / Banco Santander Chile 103

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 24

EQUITY, continued

e)	Other comprehensive income of available for sale investments and cash flow hedges:

	As of December 31,
	2018	2017
	MCh$	MCh$

Available for sale investments
As of January 1,	1,855	7,375
Gain (losses) on the re-valuation of available for sale investments, before tax	6,071	(10,384)
Reclassification from other comprehensive income to net income for the year	-	-
Net income realized	(1,502)	4,864
Subtotal	4,569	(5,520)
Total	6,424	1,855

Cash flow hedges
As of January 1,	(3,562)	2,288
Gains (losses) on the re-valuation of cash flow hedges, before tax	14,048	(5,850)
Reclassification and adjustments on cash flow hedges, before tax	(683)	-
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or assignment was hedged as a highly probable transaction	-	-
Subtotal	13,365	(5,850)
Total	9,803	(3,562)

Other comprehensive income, before tax	16,227	(1,707)

Income tax related to other comprehensive income components
Income tax relating to available for sale investments	(1,735)	(473)
Income tax relating to cash flow hedges	(2,646)	908
Total	(4,381)	435

Other comprehensive income, net of tax	11,846	(1,272)
Attributable to:
Equity holders of the Bank	(10,890)	(2,312)
Non-controlling interest	956	1,040

The Bank expects that the results included in “Other comprehensive income” will be reclassified to profit or loss when the specific conditions have been met.

Consolidated Financial Statements December 2018 / Banco Santander Chile 104

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 24

CAPITAL REQUIREMENTS (BASEL)

In accordance with Chilean General Banking Law, the Bank must maintain a minimum ratio of effective equity to risk-weighted consolidated assets of 8% net of required allowances, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances. However, as a result of the Bank’s merger in 2002, the SBIF has determined that the Bank’s combined effective equity cannot be lower than 11% of its risk-weighted assets. Effective net equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity.

Assets are allocated to different risk categories, each of which is assigned a weighting percentage according to the amount of capital required to be held for each type of asset. For example, cash, deposits in banks and financial instruments issued by the Central Bank of Chile have a 0% risk weighting, meaning that it is not necessary to hold equity to back these assets according to current regulations, Property, plant and equipment have a 100% risk weighting, meaning that a minimum capital equivalent to 11% of these assets must be held. All derivatives traded off the exchanges are also assigned a risk weighting, using a conversion factor applied to their notional values, to determine the amount of their exposure to credit risk, Off-balance-sheet contingent credits are also included for weighting purposes, as “Credit equivalents,”.

According to Chapter 12-1 of the SBIF’s Recopilación Actualizada de Normas [Updated Compilation of Rules] effective January 2010, the SBIF changed existing regulation with the enforcement of Chapter B-3 from the Compendium of Accounting Standards, which changed the risk exposure of contingent allocations from 100% exposure to the following:

Type of contingent loan	Exposure

a) Pledges and other commercial commitments	100%
b) Foreign letters of credit confirmed	20%
c) Letters of credit issued	20%
d) Guarantees	50%
e) Interbank guarantee letters	100%
f) Available lines of credit	35%
g) Other loan commitments:
- Higher education loans Law No, 20,027	15%
- Other	100%
h) Other contingent loans	100%

Consolidated Financial Statements December 2018 / Banco Santander Chile 105

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 25

CAPITAL REQUIREMENTS (BASEL), continued

The levels of basic capital and effective net equity as of December 31, 2018 and 2017, are as follows:

	Consolidated assets		Risk-weighted assets
	As of December 31,		As of December 31,
	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$

Balance-sheet assets (net of allowances)
Cash and deposits in banks	2,065,441	1,452,922	-	-
Cash in process of collection	353,757	668,145	105,421	300,302
Trading investments	77,041	485,736	10,704	25,031
Investments under resale agreements	-	-	-	-
Financial derivative contracts (*)	1,226,892	1,014,070	868,578	718,426
Interbank loans, net	15,065	162,599	15,064	162,598
Loans and accounts receivables from customers, net	29,470,370	26,747,542	25,403,426	23,102,177
Available for sale investments	2,394,323	2,574,546	172,859	147,894
Investments in associates and other companies	32,293	27,585	32,293	27,585
Intangible assets	66,923	63,219	66,923	63,219
Property, plant, and equipment	253,586	242,547	253,586	242,547
Current taxes	-	-	-	-
Deferred taxes	382,934	385,608	38,293	38,561
Other assets	984,988	755,184	983,299	722,617
Off-balance-sheet assets
Contingent loans	4,624,073	4,133,897	2,649,730	2,360,877
Total	41,947,686	38,713,600	30,600,176	27,911,834

(*)	“Financial derivative contracts” are presented at their “Credit Equivalent Risk” value as established in Chapter 12-1 of the Updated Compilation of Rules issued by the SBIF.

The ratios of basic capital and effective net equity at the close of each period are as follows:

	Ratio
	As of December 31,		As of December 31,
	2018	2017	2018	2017
	MCh$	MCh$	%	%

Basic capital	3,239,546	3,066,180	7.72	7.92
Effective net equity	4,101,664	3,881,252	13.40	13.91

Consolidated Financial Statements December 2018 / Banco Santander Chile 106

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 26

NON-CONTROLLING INTEREST

a)	It reflects the net amount of equity of dependent entities attributable to capital instruments which do not belong, directly or indirectly, to the Bank, including the portion of the income for the period that has been attributed to them.

The non-controlling interest included in the equity and the income from the subsidiaries is summarized as follows:

				Other comprehensive income
	Non-			Available for		Total other
As of December 31, 2018	controlling			sale	Deferred	comprehensive	Comprehensive
	interest	Equity	Income	investments	tax	income	income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97%	488	99	-	-	-	99
Santander S,A, Sociedad Securitizadora	0.36%	2	-	-	-	-	-
Santander Corredores de Bolsa Limitada	49.00%	21,673	755	(84)	2	(82)	673
Santander Corredora de Seguros Limitada	0.24%	172	4	(2)	-	(2)	2
Subtotal		22,335	858	(86)	2	(84)	774

Entities controlled through other considerations:
Bansa Santander S.A. (1)	100	20,051	2,650	-	-	-	2,650
Santander Gestión de Recaudación y Cobranzas Limitada	100	3,777	852	-	-	-	852
Subtotal		23,828	3,502	-	-	-	3,502

Total		46,163	4,360	(86)	2	(84)	4,276

(1)	In September 2018, the company Bansa Santander S.A., held a legal assignment of rights by leasing contract, which resulted in a result of $2,122 million before taxes.
(2)	According to indicated in note 1 ii) Bansa Santander S.A. it is an entity controlled by the Bank for reasons other than its participation in the equity, therefore the result of this company is assigned entirely to the non-controlling interest.

				Other comprehensive income
	Non-			Available for		Total other
As of December 31, 2017	controlling			sale	Deferred	comprehensive	Comprehensive
	interest	Equity	Income	investments	tax	income	income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	389	132	-	-	-	132
Santander S,A, Sociedad Securitizadora	0.36	1	-	-	-	-	-
Santander Corredores de Bolsa Limitada	49.00	21,000	702	470	(134)	336	1,038
Santander Corredora de Seguros Limitada	0.24	167	4	-	-	-	4
Subtotal		21,557	838	470	(134)	336	1,174

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	17,401	10,869	-	-	-	10,869
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	2,925	741	-	-	-	741
Subtotal		20,326	11,610	-	-	-	11,610

Total		41,883	12,448	470	(134)	336	12,784

(1)	In September 2018, the company Bansa Santander S.A. held a legal assignment of rights by leasing contract, which resulted in a result of $ 20,663 million before taxes ($ 15,197 million net of taxes).
(2)	According to indicated in note 1 ii) Bansa Santander S.A. it is an entity controlled by the Bank for reasons other than its participation in the equity, therefore the result of this company is assigned entirely to the non-controlling interest.

Consolidated Financial Statements December 2018 / Banco Santander Chile 107

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 26

NON-CONTROLLING INTEREST, continued

b)	A summary of the financial information of subsidiaries included in the consolidation with non-controlling interests (before consolidation or conforming adjustments) is as follows:

	As of December 31,
	2018				2017
				Net				Net
	Assets	Liabilities	Capital	Income	Assets	Liabilities	Capital	Income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Santander Corredora de Seguros Limitada	77,764	9,595	66,374	1,795	76,177	9,803	64,937	1,437
Santander Corredores de Bolsa Limitada	102,228	57,999	42,691	1,538	88,711	45,855	41,424	1,432
Santander Agente de Valores Limitada	50,552	71	40,177	10,304	44,910	4,732	26,569	13,609
Santander S.A. Sociedad Securitizadora	704	66	728	(90)	400	50	432	(82)
Santander Gestión de Recaudación y Cobranzas Ltda.	6,932	3,155	2,925	852	10,826	7,901	2,184	741
Bansa Santander S.A.	20,437	386	17,401	2,650	25,535	8,134	6,533	10,868
Total	258,617	71,272	170,296	17,049	246,559	76,475	142,079	28,005

Consolidated Financial Statements December 2018 / Banco Santander Chile 108

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 27

INTEREST INCOME

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the effect of hedge accounting.

a)	For the periods ended December 31, 2018 and 2017, the income from interest income, not including income from hedge accounting, is attributable to the following items:

	As of December 31,
	2018				2017
		Inflation	Prepaid			Inflation	Prepaid
	Interest	adjustments	fees	Total	Interest	adjustments	fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Resale agreements	903	-	-	903	939	-	-	939
Interbank loans	897	-	-	897	969	-	-	969
Commercial loans	771,405	153,851	11,008	936,264	752,013	85,389	10,525	847,927
Mortgage loans	330,055	266,691	909	597,655	320,041	149,303	414	469,758
Consumer loans	579,929	439	6,166	586,534	612,932	363	4,738	618,033
Investment instruments	75,423	24,790	-	100,213	74,000	5,797	-	79,797
Other interest income	16,644	4,013	-	20,657	12,172	1,538	-	13,710

Interest income less income from hedge accounting	1,775,256	449,784	18,083	2,243,123	1,773,066	242,390	15,677	2,031,133

b)	As indicated in section i) of Note 1, suspended interest relates to loans with payments over 90 days overdue, which are recorded in off-balance sheet accounts until they are effectively received.

As of December 31, 2018, and 2017, the suspended interest and adjustments income consists of the following:

	As of December 31,
	2018			2017
		Inflation			Inflation
	Interest	adjustments	Total	Interest	adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	13,453	8,904	22,357	12,709	7,703	20,412
Mortgage loans	3,030	6,304	9,334	2,871	4,999	7,870
Consumer loans	4,172	333	4,505	5,084	377	5,461

Total	20,655	15,541	36,196	20,664	13,079	33,743

Consolidated Financial Statements December 2018 / Banco Santander Chile 109

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 27

INTEREST INCOME, continued

c)	For the period ended December 31, 2018 and 2017, the expenses from interest expense, excluding expense from hedge accounting, are as follows:

	As of December 31,
	2018			2017
		Inflation			Inflation
	Interest	adjustments	Total	Interest	adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(14,914)	(1,371)	(16,285)	(13,851)	(695)	(14,546)
Repurchase agreements	(6,439)	-	(6,439)	(6,514)	-	(6,514)
Time deposits and liabilities	(317,061)	(35,284)	(352,345)	(341,821)	(20,509)	(362,330)
Interbank borrowings	(39,971)	-	(39,971)	(26,805)	-	(26,805)
Issued debt instruments	(241,455)	(133,227)	(374,682)	(220,027)	(76,170)	(296,197)
Other financial liabilities	(2,698)	(110)	(2,808)	(2,946)	(303)	(3,249)
Other interest expense	(6,929)	(10,497)	(17,426)	(5,236)	(4,973)	(10,209)
Interest expense less expenses from hedge accounting	(629,467)	(180,489)	(809,956)	(617,200)	(102,650)	(719,850)

d)	For the periods ended December 31, 2018 and 2017, the income and expense from interest is as follows:

	As of December 31,
	2018	2017
Items	MCh$	MCh$

Interest income less income from hedge accounting	2,243,123	2,031,133
Interest expense less expense from hedge accounting	(809,956)	(719,850)

Net Interest income (expense) from hedge accounting	1,433,167	1,311,283

Hedge accounting (net)	(18,799)	15,408

Total net interest income	1,414,368	1,326,691

Consolidated Financial Statements December 2018 / Banco Santander Chile 110

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 28

FEES AND COMMISSIONS

a)	Fees and commissions includes the value of fees earned and paid during the year, except those which are an integral part of the financial instrument’s effective interest rate:

	As of December 31,
	2018	2017
	MCh$	MCh$
Fee and commission income
Fees and commissions for lines of credits and overdrafts	6,624	7,413
Fees and commissions for guarantees and letters of credit	33,654	33,882
Fees and commissions for card services	218,903	201,791
Fees and commissions for management of accounts	33,865	31,901
Fees and commissions for collections and payments	40,077	44,312
Fees and commissions for intermediation and management of securities	10,147	10,090
Insurance brokerage fees	39,949	36,430
Office banking	15,921	15,669
Fees for other services rendered	45,633	43,123
Other fees earned	39,690	30,947
Total	484,463	455,558

	As of December 31,
	2018	2017
	MCh$	MCh$

Fee and commission expense
Compensation for card operations	(163,794)	(149,809)
Fees and commissions for securities transactions	(936)	(858)
Office banking	(4,096)	(15,283)
Other fees	(24,752)	(10,545)
Total	(193,578)	(176,495)

Net fees and commissions income	290,885	279,063

The fees earned in transactions with letters of credit are presented on the Consolidated Statement of Income in the item “Interest income”.

Consolidated Financial Statements December 2018 / Banco Santander Chile 111

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 28

FEES AND COMMISSIONS

a)	The income and expenses for the commissions of the business segments are presented below and the calendar for the recognition of income from ordinary activities is opened.

						Revenue recognition calendar for
	Segments					ordinary activities
As of December 31, 2018		Companies
	Individuals and	and	Global Corporate			Transferred over	Transferred at
	PYMEs	institutional	Banking	Others	Total	time	a specific time	Accrual model
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Fee income
Commissions by credit lines and overdrafts	5,901	271	453	(1)	6,624	6,624	-	-
Commissions for endorsements and letters of credit	11,099	16,258	6,239	58	33,654	33,654	-	-
Commissions for card services	211,615	6,193	1,036	59	218,903	34,856	184,047	-
Commissions for account management	30,386	2,678	799	2	33,865	33,865	-	-
Commissions for collections, collections and payments	66,780	1,693	458	(28,854)	40,077	-	15,719	24,358
Commissions for intermediation and management of values	4,050	134	7,221	(1,258)	10,147	-	10,147	-
Remuneration for insurance commercialization	-	-	-	39,949	39,949	-	-	-
Office Banking	11,420	3,893	608	-	15,921	-	15,921	-
Other remuneration for services rendered	40,901	3,833	819	80	45,633	-	45,633	39,949
Other commissions earned	6,908	9,743	23,320	(281)	39,690		39,690	-
Total	389,060	44,696	40,953	9,754	484,463	108,999	311,157	64,307

Commission expenses
Remuneration for card operation	(159,817)	(3,186)	(134)	(657)	(163,794)	-	(163,794)	-
Commissions for operation with securities	(169)	(3)	(419)	(345)	(936)	-	(936)	-
Office banking	(2,374)	(985)	(722)	(15)	(4,096)	-	(4,096)	-
Other commissions	(6,168)	(3,776)	(4,614)	(10,194)	(24,752)	-	(24,752)	-
Total	(168,528)	(7,950)	(5,889)	(11,211)	(193,578)	-	(193,578)	-
Total income and expenses for net commissions	220,532	36,746	35,064	(1,457)	290,885	108,999	117,579	64,307

Consolidated Financial Statements December 2018 / Banco Santander Chile 112

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 29

NET INCOME (EXPENSE) FROM FINANCIAL OPERATIONS

Includes the amount of the adjustments from the financial instruments variation, except those attributable to the interest accrued by the application of the effective interest rate method of the value adjustments of the assets, as well as the results obtained in their sale.

For the periods ended December 31, 2018 and 2017, the detail of income from financial operations is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

Profit and loss from financial operations
Trading derivatives	38,217	(18,974)
Trading investments	9,393	10,008
Sale of loans and accounts receivables from customers
Current portfolio	(309)	3,020
Charged-off portfolio	709	3,020
Available for sale investments	8,479	8,956
Repurchase of issued bonds	(840)	(742)
Other profit and loss from financial operations	(2,475)	(2,492)
Total	53,174	2,796

(1)	During 2018, the bank has repurchased bonds, see note N ° 5.

Consolidated Financial Statements December 2018 / Banco Santander Chile 113

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 30

NET FOREIGN EXCHANGE INCOME

Net foreign exchange income includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

For the period ended December 31, 2018 and 2017, net foreign exchange income is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

Net foreign exchange gain (loss)
Net gain (loss) from currency exchange differences	(212,618)	113,115
Hedging derivatives	252,275	22,933
Income from assets indexed to foreign currency	12,151	(9,190)
Income from liabilities indexed to foreign currency	-	98
Total	51,908	126,956

Consolidated Financial Statements December 2018 / Banco Santander Chile 114

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 31

PROVISIONS FOR LOAN LOSSES

a)	The movement in provisions for loan losses for the periods ended December 31, 2018 and 2017 is as follows:

		Loans and accounts receivable from customers
	Interbank	Commercial		Mortgage	Consumer
	Loans	loans		loans	loans	Contingent loans		Additional
	Individual	Individual	Group	Group	Group	Individual	Group	Provisions	Total
As of December 31, 2018	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$		MCh$
Charged-off of loans	-	(20,203)	(16,118)	(9,496)	(79,517)	-	-	-	(125,334)
Provisions established	(45)	(68,302)	(83,979)	(22,683)	(190,868)	(8,026)	(3,439)	(20,000)	(397,342)
Total provisions and charge-offs	(45)	(88,505)	(100,097)	(32,179)	(270,385)	(8,026)	(3,439)	(20,000)	(522,676)
Provisions released (*)	102	35,301	8,764	8,446	45,031	6,303	5,163	-	109,110
Recovery of loans previously charged-off	-	11,399	19,535	17,367	40,180	-	-	-	88,481
Net charge to income	57	(41,805)	(71,798)	(6,366)	(185,174)	(1,724)	1,794	(20,000)	(325,085)

		Loans and accounts receivable from customers
	Interbank	Commercial		Mortgage	Consumer
	Loans	loans		loans	loans	Contingent loans
	Individual	Individual	Group	Group	Group	Individual	Group		Total
As of December 31, 2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$		MCh$
Charged-off of loans	-	(15,699)	(49,274)	(17,426)	(94,443)	-	-	-	(176,842)
Provisions established	(307)	(60,023)	(99,407)	(22,163)	(157,595)	(8,079)	(4,224)	-	(351,798)
Total provisions and charge-offs	(307)	(75,722)	(148,681)	(39,589)	(252,038)	(8,079)	(4,224)	-	(528,640)
Provisions released (*)	393	55,925	20,491	11,427	46,089	10,135	1,660	-	146,120
Recovery of loans previously charged-off	-	10,902	21,499	10,942	39,972	-	-	-	83,315
Net charge to income	86	(8,895)	(106,691)	(17,220)	(165,977)	2,056	(2,564)	-	(299,205)

b)	The detail of Charge-off of individually significant loans, is as follows:

	Loans and accounts receivable from customers
	Commercial		Mortgage	Consumer
	loans		loans	loans
	Individual	Group	Group	Group	Total
As of December 31, 2018	MCh$	MCh$	MCh$	MCh$	MCh$
Charge-off of loans	54,399	80,127	28,558	249,668	412,752
Provision applied	(34,196)	(64,009)	(19,062)	(170,151)	(287,418)
Net charge offs of individually significant loans	20,203	16,118	9,496	79,517	125,334

	Loans and accounts receivables from customers
	Commercial		Mortgage	Consumer
	loans		loans	loans
	Individual	Group	Group	Group	Total
As of December 31, 2017	MCh$	MCh$	MCh$	MCh$	MCh$
Charge-off of loans	51,978	92,223	20,137	222,212	386,550
Provision applied	(36,279)	(42,949)	(2,711)	(127,769)	(209,708)
Net charge offs of individually significant loans	15,699	49,274	17,426	94,443	176,842

Consolidated Financial Statements December 2018 / Banco Santander Chile 115

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 32

PERSONNEL SALARIES AND EXPENSES

a)	Composition of personnel salaries and expenses:

For the periods ended December 31, 2018 and 2017, the composition of personnel salaries and expenses is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

Personnel compensation	259,354	250,962
Bonuses or gratuities	72,728	75,181
Stock-based benefits	(337)	2,752
Seniority compensation:	21,869	26,120
Pension plans	1,069	2,039
Training expenses	3,782	2,867
Day care and kindergarten	2,778	2,505
Health and welfare funds	6,040	5,644
Other personnel expenses	30,281	28,897
Total	397,564	396,967

Benefits based on equity instruments (settled in cash)

The Bank provides certain executives of the Bank and its affiliates with a benefit of payments based on shares, which are settled in cash in accordance with the requirements of IFRS 2. The Bank measures the services received and the liability incurred, at fair value.

Until the settlement of the liability, the Bank determines the fair value of the liability at the end of each reporting period, as well as on the settlement date, recognizing any change in fair value in profit or loss for the year.

The balance corresponding to profits based on equity instruments, as of December 31, 2018 and 2017 was $337 million and $2,752 million, respectively.

Consolidated Financial Statements December 2018 / Banco Santander Chile 116

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 33

ADMINISTRATIVE EXPENSES

For the periods ended December 31, 2018 and 2017, the composition of administrative expenses is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

General administrative expenses	145,241	139,418
Maintenance and repair of property, plant and equipment	20,962	21,359
Office lease	29,761	26,136
Equipment lease	55	96
Insurance premiums	3,439	3,354
Office supplies	5,070	6,862
IT and communication expenses	44,209	39,103
Lighting, heating, and other utilities	4,849	5,468
Security and valuables transport services	12,168	12,181
Representation and personnel travel expenses	3,444	4,262
Judicial and notarial expenses	1,148	974
Fees for technical reports and auditing	10,020	9,379
Other general administrative expenses	10,116	10,244
Outsourced services	65,358	57,400
Data processing	32,360	34,880
Archive service	3,401	3,324
Valuation service	3,167	2,419
Outsourced staff	9,936	6,878
Other	16,494	9,899
Board expenses	1,297	1,290
Marketing expenses	19,286	18,877
Taxes, payroll taxes, and contributions	13,907	13,118
Real estate taxes	1,730	1,443
Patents	1,896	1,646
Other taxes	7	24
Contributions to SBIF	10,274	10,005
Total	245,089	230,103

Consolidated Financial Statements December 2018 / Banco Santander Chile 117

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 34

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)	The values of depreciation and amortization during December 31, 2018 and 2017 are detailed below:

	As December 31,
	2018	2017
	MCh$	MCh$

Depreciation and amortization
Depreciation of property, plant, and equipment	(54,987)	(55,623)
Amortizations of intangible assets	(24,293)	(22,200)
Total depreciation and amortization	(79,280)	(77,823)

Impairments
Impairment of property, plant and equipment	(39)	(354)
Impairment of intangible assets	-	(5,290)
Total Impairments	(39)	(5,644)
Total	(79,319)	(83,467)

As of December 31, 2018, the impairment amount of fixed assets amounts to $39 million ($354 million as of December 31, 2017), mainly due to ATM incidents, And the amount of impairment in intangible amounts to $0 due to the obsolescence of computer projects.

b)	The changes in book value due to depreciation and amortization for the nine-month period ended December 31, 2018 and 2017 are as follows:

	Depreciation and amortization 2018
	Property, plant,	Intangible
	and equipment	assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2018	(290,932)	(261,828)	(552,760)
Depreciation and amortization for the period	(54,987)	(24,293)	(79,280)
Sales and disposals in the period	77	-	77
Other	-	-	-
Balance as of December 31, 2018	(345,842)	(286,121)	(631,963)

	Depreciation and amortization 2017
	Property, plant,	Intangible
	and equipment	assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2017	(235,622)	(239,628)	(475,250)
Depreciation and amortization for the period	(55,623)	(22,200)	(77,823)
Sales and disposals in the period	313	-	313
Other	-	-	-
Balance as of December 31, 2017	(290,932)	(261,828)	(552,760)

Consolidated Financial Statements December 2018 / Banco Santander Chile 118

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 35

OTHER OPERATING INCOME AND EXPENSES

a)	Other operating income is as follows:

	As of December 31,
	2018 MCh$	2017 MCh$
Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	7,106	3,330
Recovery of charge-offs and income from assets received in lieu of payment	14,987	17,600
Other income from assets received in lieu of payment	1,410	7,547
Subtotal	23,503	28,477
Contingency Provision Liberation (1)	12,020	29,903
Subtotal	12,020	29,903
Other income
Leases	222	264
Income from sale of property, plant and equipment (2)	2,490	23,229
Recovery of provisions for contingencies	-	-
Compensation from insurance companies due to damages	144	1,237
Other	1,147	4,053
Subtotal	4,003	28,783

Total	39,526	87,163

(1)	The Bank maintained provisions for contingencies in accordance with IAS 37, which during 2018 was favorable for the Bank.
(2)	The result from the sale of fixed assets as of December 31, 2018 includes MCh $ 2,122 corresponding to the legal assignment of rights by leasing contract entered into by Bansa Santander S.A., as disclosed in Note N ° 26.

b)	Other operating expenses are as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Allowances and expenses for assets received in lieu of payment
Charge-offs of assets received in lieu of payment	15,037	30,027
Provisions on assets received in lieu of payment	816	3,912
Expenses for maintenance of assets received in lieu of payment	1,721	1,679
Subtotal	17,574	35,618
Credit card expenses	3,151	3,070
Customer services	3,635	2,563
Other expenses	798	1,607
Operating charge-offs	9,964	23,475
Life insurance and general product insurance policies	-	-
Additional tax on expenses paid overseas	62	-
Gain (Loss) for sale of PP&E	21	-
Provisions for contingencies	898	912
Expense for the Retail Association	-	-
Other	9,637	28,769
Subtotal	21,380	54,763

Total	45,740	96,014

Consolidated Financial Statements December 2018 / Banco Santander Chile 119

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE N°36

TRANSACTIONS WITH RELATED PARTIES

Associated and dependent entities are the Bank's "related parties". However, this also includes its "key personnel" from the executive staff (members of the Bank's Board of Directors and Managers of Banco Santander Chile and its affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Bank also includes those companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e. Banco Santander S.A. (located in Spain).

Article 89 of the Ley de Sociedades Anónimas (Public Companies Act), which is also applicable to banks, states that any transaction with a related party must be made under equitable conditions similar to those that customarily prevail in the market.

Article 84 of the Ley General de Bancos (General Banking Act) establishes limits for loans that can be granted to related parties and prohibits lending to the Bank's directors, General Manager, or representatives.

Transactions between the Bank and its related parties are specified below and have been divided into four categories:

Santander Group companies

This category includes all the companies that are controlled by the Santander Group around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (Affiliates and special-purpose entities).

Associated companies

This category includes the entities over which the Bank exercises a significant degree of influence, in accordance with section b) of Note 1, and which generally belong to the group of entities known as "business support companies".

Key personnel

This category includes members of the Bank's Board of Directors and managers of Banco Santander Chile and its affiliates, together with their close relatives.

Other

This category encompasses the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control.

The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

Consolidated Financial Statements December 2018 / Banco Santander Chile 120

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE N°36

TRANSACTIONS WITH RELATED PARTIES, continued

a)	Loans to related parties

Loans and receivables as well as contingent loans are as follows:

	As of December 31,
	2018				2017
	Santander				Santander
	Group	Associated	Key		Group	Associated	Key
	companies	companies	personnel	Other	companies	companies	personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivables:
Commercial loans	122,289	459	4,298	233	80,076	771	3,947	7,793
Mortgage loans	-	-	18,814	-	-	-	18,796	-
Consumer loans	-	-	5,335	-	-	-	4,310	-
Loans and account receivables:	122,289	459	28,447	233	80,076	771	27,053	7,793

Provision for loan losses	(308)	(9)	(116)	(5)	(209)	(9)	(177)	(18)
Net loans	121,981	450	28,331	228	79,867	762	26,876	7,775

Guarantees	442,854	-	22,893	7,171	361,452	-	23,868	7,164

Contingent loans
Personal guarantees	-	-	-	-	-	-	-	-
Letters of credit	5,392	-	2,060	44	19,251	-	-	33
Performance guarantees	445,064	-	3,364	-	377,578	-	-	-
Contingent loans	450,456	-	5,424	44	396,829	-	-	33

Provision for contingent loans	(1)	-	(18)	-	(4)	-	-	1

Net contingent loans	450,455	-	5,406	44	396,825	-	-	34

Loans regarding activity with related parties during the periods ended December 31, 2018 and 2017 is as follows:

	As of December 31,
	2018				2017
	Santander				Santander
	Group	Associated	Key		Group	Associated	Key
	companies	companies	personnel	Other	companies	companies	personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1,	476,906	771	27,051	7,826	546,058	532	26,423	7,100
Loans granted	200,657	39	16,574	773	78,214	318	7,777	1,050
Loan payments	(104,818)	(351)	(9,754)	(700)	(147,366)	(79)	(7,149)	(324)

Total	572,745	459	33,871	7,899	476,906	771	27,051	7,826

Consolidated Financial Statements December 2018 / Banco Santander Chile 121

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 36

TRANSACTIONS WITH RELATED PARTIES, continued

b)	Assets and liabilities with related parties

	As of December, 31
	2018				2017
	Santander				Santander
	Group	Associated	Key		Group	Associated	Key
	companies	companies	personnel	Other	companies	companies	personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	189,803	-	-	-	74,949	-	-	-
Trading investments	-	-	-	-	-	-	-	-
Investments under resale agreements	-	-	-	-	-	-	-	-
Financial derivative contracts	748,632	105,358	-	9	545,028	86,011	-	14
Available for sale investments	-	-	-	-	-	-	-	-
Other assets	38,960	51,842	-	-	8,480	118,136	-	-

Liabilities

Deposits and other demand liabilities	27,515	(21,577)	2,493	(480)	24,776	25,805	2,470	221
Obligations under repurchase agreements	6,501	-	329	68	50,945	-	-	-
Time deposits and other time liabilities	2,585,337	-	3,189	(838)	785,988	27,968	3,703	3,504
Financial derivative contracts	770,624	112,523	-	-	418,647	142,750	-	7,190
Bank obligation	-	-	-	-	-	-	-
Issued debts instruments	335,443	-	-	-	482,626	-	-	-
Other financial liabilities	6,807	-	-	-	4,919	-	-	-
Other liabilities	60,884	89,817	-	-	164,303	58,168	-	-

c)	Recognized income (expense) with related parties

	As of December 31,
	2018				2017
	Santander				Santander
	Group	Associated	Key		Group	Associated	Key
	companies	companies	personnel	Other	companies	companies	personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest and inflation	(53.256)	(156)	1,252	508	(43,892)	-	1,051	-
Fee and commission income and expenses	91,178	7,826	305	22	72,273	15,404	224	1
Net income (expense) from financial operations and foreign exchange transactions (*)	(566,677)	65,727	27	(12)	363,108	(48,453)	(3)	19
Other operating income and expenses	42	1,388	-	-	21,670	(1,454)	-	-
Key personnel compensation and expenses	-	-	(11,761)	-	-	-	(43,037)	-
Administrative and other expenses	(43,035)	(50,764)	-	-	(48,246)	(47,220)	-	-

Total	(571,748)	24,022	(10,177)	518	364,913	(81,723)	(41,765)	20

(*)	Primarily relates to derivative contracts used to hedge economically the exchange risk of assets and liabilities that hedge positions of the Bank and its subsidiaries.

Consolidated Financial Statements December 2018 / Banco Santander Chile 122

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 36

TRANSACTIONS WITH RELATED PARTIES, continued

d)	Payment to Board members and key management personnel

The compensation received by key management personnel, including Board members and all the executives holding Manager positions, is shown in the "Personnel salaries and expenses" and/or "Administrative expenses" of the Consolidated Statements of Income, and detailed as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

Personnel compensation	16,924	16,863
Board member`s salaries and expenses	1,230	1,199
Bonuses or gratuity	16,243	16,057
Compensation in stock	(337)	2,752
Training expenses	210	68
Seniority compensation	4,202	3,842
Health funds	284	273
Other personnel expenses	858	773
Pension Plans (*)	1,069	2,039
Total	40,683	43,866

(*) Part of the executives who qualified for this benefit ceased to belong to the Group for various reasons without meeting the requirements to obtain the benefit, for which the amount of the obligation decreased, generating an income for the reversal of provisions.

e)	Composition of key personnel

As of December 31, 2018, and 2017, the composition of the Bank's key personnel is as follows:

	N° of executives
	As of December 31,
Position	2018	2017

Director	11	11
Division manager	12	13
Manager	108	109
Total key personnel	131	133

Consolidated Financial Statements December 2018 / Banco Santander Chile 123

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 37

PENSION PLANS

The Bank has an additional benefit available to its principal executives, consisting of a pension plan. The purpose of the pension plan is to endow the executives with funds for a better supplementary pension upon their retirement.

For this purpose, the Bank will match the voluntary contributions made by the beneficiaries for their future pension with an equivalent contribution. The executives will be entitled to receive this benefit only when they fulfill the following conditions:

a.	Aimed at the Bank's management
b.	The general requisite to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old.
c.	The Bank will create a pension fund, with life insurance, for each beneficiary in the plan, Periodic contributions into this fund are made by the manager and matched by the Bank.
d.	The Bank will be responsible for granting the benefits directly.

If the working relationship between the manager and the respective company ends, before s/he fulfills the abovementioned requirements, s/he will have no rights under this benefit plan.

In the event of the executive's death or total or partial disability, s/he will be entitled to receive this benefit.

The Bank will make contributions to this benefit plan on the basis of mixed collective insurance policies whose beneficiary is the Bank. The life insurance company with whom such policies are executed is not an entity linked or related to the Bank or any other Santander Group company.

Plan Assets owned by the Bank at the end of 2018 totaled Ch$6,804 million (Ch$7,919 million in 2017)

The amount of the defined benefit plans has been quantified by the Bank, based on the following criteria:

Calculation method

Use of the projected unit credit method which considers each working year as generating an additional amount of rights over benefits and values each unit separately. It is calculated based primarily on fund contribution, as well as other factors such as the legal annual pension limit, seniority, age and yearly income for each unit valued individually.

Actuarial hypothesis assumptions:

Actuarial assumption with respect to demographic and financial variables are non-biased and mutually compatible with each other, The most significant actuarial hypotheses considered in the calculation were.

Assets related to the pension fund contributed by the Bank into the Seguros Euroamérica insurance company with respect to defined benefit plans are presented as net of associated commitments.

	Plans	Plans
	post–employment	post–employment
	2018	2017

Mortality chart	RV-2014	RV-2014
Termination of contract rates	5,00%	5,0%
Impairment chart	PDT 1985	PDT 1985

Consolidated Financial Statements December 2018 / Banco Santander Chile 124

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE N°37

PENSION PLANS, continued

Activity for post-employment benefits is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Plan assets	6,804	7,919
Commitments for defined-benefit plans
For active personnel	(5,958)	(6,998)
Incurred by inactive personnel	-	-
Minus:
Unrealized actuarial (gain) losses	-	-
Balances at year end	846	921

Year's cash flow for post-employment benefits is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

a) Fair value of plan assets
Opening balance	7,919	6,612
Expected yield of insurance contracts	353	307
Employer contributions	836	1,931
Actuarial (gain) losses	-	-
Premiums paid	-	-
Benefits paid	(2,304)	(931)
Fair value of plan assets at year end	6,804	7,919
b) Present value of obligations
Present value of obligation opening balance	(6,998)	(4,975)
Net incorporation of Group companies	-	-
Service cost	(1,069)	(2,039)
Interest cost	-	-
Curtailment/settlement effect	-	-
Benefits paid	-	-
Past service cost	-	-
Actuarial (gain) losses	-	-
Other	2,109	16
Present value of obligations at year end	(5,958)	(6,998)
Net balance at year end	846	921

Consolidated Financial Statements December 2018 / Banco Santander Chile 125

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE N°37

PENSION PLANS, continued

Plan expected profit:

	As of December 31,
	2018	2017

Type of expected yield from the plan’s assets	UF + 2.50% annual	UF + 2.50% annual
Type of yield expected from the reimbursement rights	UF + 2.50% annual	UF + 2.50% annual

Plan associated expenses:

	For the years ended
	December 31,
	2018	2017
	MCh$	MCh$

Current period service expenses	1,069	2,039
Interest cost	-	-
Expected yield from plan’s asset	-	(307)
Expected yield of insurance contracts linked to the Plan:	(353)	-
Extraordinary allocations	-	-
Actuarial (gain)/losses recorded in the period	-	-
Past service cost	-	-
Other	-	-
Total	716	1,732

Consolidated Financial Statements December 2018 / Banco Santander Chile 126

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 38

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction on the main market (or the most advantageous) at the measurement date in the current market conditions (in other words, an exit price) regardless of whether that price is directly observable or estimated by using a different valuation technique, The measurement of fair value assumes the sale transaction of an asset or the transference of the liability happens within the main asset or liability market, or the most advantageous market for the asset or liability.

For financial instruments with no available market prices, fair values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community. In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability,

These techniques are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations, Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation, and may not be justified in comparison with independent markets.

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank's financial assets and liabilities are recorded and their fair value as of December 31, 2018 and December 31, 2017:

	As of December 31, 2018		As of December 31, 2017

	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	77,041	77,041	485,736	485,736
Financial derivative contracts	3,100,635	3,100,635	2,238,647	2,238,647
Loans and accounts receivable from customers and interbank loans, (net)	29,485,435	30,573,611	26,910,141	28,518,929
Investments available for sale	2,394,323	2,394,323	2,574,546	2,574,546
Guarantee deposits (margin accounts)	170,232	170,232	323,767	323,767

Liabilities
Deposits and interbank borrowings	23,597,863	23,770,106	21,380,468	20,887,959
Financial derivative contracts	2,517,728	2,517,728	2,139,488	2,139,488
Issued debt instruments and other financial liabilities	8,330,633	8,605,135	7,335,683	7,487,591
Guarantees received (margin accounts)	371,512	371,512	408,313	408,313

Fair value is approximated to book value in the following accounts, due to their short-term nature in the following cases: cash and bank deposits, operations with liquidation in progress and buyback contracts as well as security loans.

In addition, the fair value estimates presented above do not attempt to estimate the value of the Bank's profits generated by its business activity, nor its future activities, and accordingly, they do not represent the Bank's value as a going concern.

Below is a detail of the methods used to estimate the financial instruments' fair value.

Consolidated Financial Statements December 2018 / Banco Santander Chile 127

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 38

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

a)	Financial instruments for trading investments and available for sale investment.

The estimated fair value of these financial instruments was established using market values or estimates from an available dealer, or quoted market prices of similar financial instruments, Investments with maturities of less than 1 year are evaluated at recorded value since they are considered as having a fair value not significantly different from their recorded value, due to their short maturity term. To estimate the fair value of debt investments or representative values in these lines of businesses, we take into consideration additional variables and elements, as long as they apply, including the estimate of prepayment rates and credit risk of issuers.

b)	Loans and accounts receivable from customers and interbank loans

Fair value of commercial, mortgage and consumer loans and credit cards are measured through a discounted cash flow (DCF) analysis. To do so, we use current market interest rates considering product, term, amount and similar loan quality, Fair value of loans with 90 days or more of delinquency are measured by means of the market value of the associated guarantee, minus the rate and term of expected payment. For variable rate loans whose interest rates change frequently (monthly or quarterly) and that are not subjected to any significant credit risk change, the estimated fair value is based on their book value.

c)	Deposits

Disclosed fair value of deposits that do not bear interest and saving accounts is the amount payable at the reporting date and, therefore, equals the recorded amount. Fair value of time deposits is calculated through a discounted cash flow calculation that applies current interest rates from a monthly calendar of scheduled maturities in the market.

d)	Short and long term issued debt instruments

The fair value of these financial instruments is calculated by using a discounted cash flow analysis based on the current incremental lending rates for similar types of loans having similar maturities.

e)	Financial derivative contracts

The estimated fair value of financial derivative contracts is calculated using the prices quoted on the market for financial instruments having similar characteristics.

The fair value of interest rate swaps represents the estimated amount that the Bank expects to receive to cancel the contracts or agreements, considering the term structures of the interest curve, volatility of the underlying asset and credit risk of counterparties.

If there are no quoted prices from the market (either direct or indirect) for any derivative instrument, the respective fair value estimates have been calculated by using models and valuation techniques such as Black-Scholes, Hull, and Monte Carlo simulations, taking into consideration the relevant inputs/outputs such as volatility of options, observable correlations between underlying assets, counterparty credit risk, implicit price volatility, the velocity with which the volatility reverts to its average value, and the straight-line relationship (correlation) between the value of a market variable and its volatility, among others.

Measurement of fair value and hierarchy

IFRS 13 - Fair Value Measurement, provides a hierarchy of reasonable values which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments, the hierarchy reflects the significance of the inputs used in making the measurement, The three levels of the hierarchy of fair values are the following:

●	Level 1: the inputs are quoted prices (unadjusted) on active markets for identical assets and liabilities that the Bank can access on the measurement date.

Consolidated Financial Statements December 2018 / Banco Santander Chile 128

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 38

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

●	Level 2: inputs other than the quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

●	Level 3: inputs are unobservable inputs for the asset or liability.

The hierarchy level within which the fair value measurement is categorized in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The best evidence of a financial instrument's fair value at the initial time is the transaction price (Level 1).

In cases where quoted market prices cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as a significant input (Level 2) and, in very specific cases, significant inputs not observable in market data (Level 3), Various techniques are employed to make these estimates, including the extrapolation of observable market data.

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

-	Chilean Government and Department of Treasury bonds

Instruments which cannot be 100% observable in the market are valued according to other inputs observable in the market (Level 2).

The following financial instruments are classified under Level 2:

	Type of	Model
	financial instrument	used in valuation	Description

●	Mortgage and private bonds	Present Value of Cash Flows Model

Internal Rates of Return (“IRRs”) are provided by Risk America, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on historical spread for the same item or similar ones.

●	Time deposits	Present Value of Cash Flows Model

IRRs are provided by Risk America, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on issuer curves.

●	Constant Maturity Swaps (CMS), FX and Inflation Forward (Fwd.), Cross Currency Swaps (CCS), Interest Rate Swap (IRS)	Present Value of Cash Flows Model

IRRs are provided by ICAP, GFI, Tradition, and Bloomberg according to this criterion:

With published market prices, a valuation curve is created by the bootstrapping method and is then used to value different derivative instruments.

●	FX Options	Black-Scholes

Formula adjusted by the volatility smile (implicit volatility), Prices (volatility) are provided by BGC Partners, according to this criterion:

With published market prices, a volatility surface is created by interpolation and then these volatilities are used to value options.

In limited occasions significant inputs not observable in market data are used (Level 3). To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

Consolidated Financial Statements December 2018 / Banco Santander Chile 129

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 38

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following financial instruments are classified under Level 3:

	Type of	Model
	financial instrument	used in valuation	Description

●	Caps/ Floors/ Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.

		Black – Scholes	There is no observable input of implicit volatility.

		Hull-White	Hybrid HW model for rates and Brownian motion for FX, there is no observable input of implicit volatility.

		Implicit Forward Rate Agreement (FRA)	Start Fwd. unsupported by MUREX (platform) due to the UF forward estimate.

●	Cross currency swap, Interest rate swap, Call money swap in Active Bank Rate	Present Value of Cash Flows Model	Validation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.

		Present Value of Cash Flows Model	Valued by using similar instrument prices plus a charge-off rate by liquidity.

The Bank does not believe that any change in unobservable inputs with respect to level 3 instruments would result in a significantly different fair value measurement.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis, as of December 31, 2018 and 2017.

	Fair value measurement
	2018	Level 1	Level 2	Level 3
As of December 31,	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	77,041	71,158	5,883	-
Available for sale investments	2,394,323	2,368,768	24,920	635
Derivatives	3,100,635	-	3,089,077	11,558
Guarantee deposits (margin accounts)	170,232	-	170,232	-
Total	5,742,321	2,439,926	3,290,112	12,193

Liabilities
Derivatives	2,517,728	-	2,516,933	795
Guarantees received (margin accounts)	371,512	-	371,512	-
Total	2,889,240	-	2,888,445	795

	Fair value measurement
	2017	Level 1	Level 2	Level 3
As of December 31,	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	485,736	481,642	4,094	-
Available for sale investments	2,574,546	2,549,226	24,674	646
Derivatives	2,238,647	-	2,216,306	22,341
Guarantee deposits (margin accounts)	323,767	323,767	-	-
Total	5,622,696	3,354,635	2,245,074	22,987

Liabilities
Derivatives	2,139,488	-	2,139,481	7
Guarantees received (margin accounts)	408,313	408,313	-	-
Total	2,547,801	408,313	2,139,481	7

Consolidated Financial Statements December 2018 / Banco Santander Chile 130

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 38

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents the assets and liabilities that are not measured at fair value in the consolidated statement of financial position, as of December 31, 2018 and 2017:

	Fair value measurement
	2018	Level 1	Level 2	Level 3
As of December 31,	MCh$	MCh$	MCh$	MCh$

Assets
Loans and accounts receivables from customers and
Interbank loans	30,573,611	-	-	30,573,611
Total	30,573,611	-	-	30,573,611

Liabilities
Deposits and Interbank borrowing	23,770,106	-	23,770,106	-
Issued debt instruments and other financial liabilities	8,605,135	-	8,605,135	-
Total	32,375,241	-	32,375,241	-

	Fair value measurement
	2017	Level 1	Level 2	Level 3
As of December 31,	MCh$	MCh$	MCh$	MCh$

Assets
Loans and accounts receivables from customers and
Interbank loans	28,518,929	-	-	28,518,929
Total	28,518,929	-	-	28,518,929

Liabilities
Deposits and Interbank borrowing	20,887,959	-	20,887,959	-
Issued debt instruments and other financial liabilities	7,487,591	-	7,487,591	-
Total	28,375,550	-	28,375,550	-

There was no transfer between level 1 and 2 for the period ended December 31, 2018 and 2017.

Consolidated Financial Statements December 2018 / Banco Santander Chile 131

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 38

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents the Bank's activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of December 31, 2018 and 2017:

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2018	22,987	7
Total realized and unrealized profits (losses)	(10,769)	(802)
Included in statement of income	25
Included in other comprehensive income
Purchases, issuances, and loans (net)	-	-

As of December 31, 2018	12,193	795

Total profits or losses included in comprehensive income at December 31, 2018 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2017	(10,794)	(802)

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2017	40,034	43

Total realized and unrealized profits (losses)
Included in statement of income	(17,035)	(36)
Included in other comprehensive income	(12)	-
Purchases, issuances, and loans (net)	-	-

As of December 31, 2017	22,987	7

Total profits or losses included in comprehensive income at December 31, 2018 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2017	(17,047)	(36)

The realized and unrealized profits (losses) included in comprehensive income for 2018 and 2017, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Statement of Comprehensive Income in the associate line item.

The potential effect as of December 31, 2018 and 2017 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

Consolidated Financial Statements December 2018 / Banco Santander Chile 132

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 38

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following tables show the financial instruments subject to compensation in accordance with IAS 32, for 2018 and 2017:

	As of December 31, 2018
	Linked financial instruments, compensated in balance
				Remains of
				unrelated and
				/ or	Amount in
			Net amount	unencumbered	Statements
	Gross	Compensated in	presented in	financial	of Financial
Financial instruments	amounts	balance	balance	instruments	Position
Assets	MCh$	MCh$	MCh$	MCh$
Financial derivative contracts	1,947,726	-	1,947,726	1,152,909	3,100,635
Investments under resale agreements	-	-	-	-	-
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	29,485,435	29,485,435
Total	1,947,726	-	1,947,726	30,683,344	32,586,070

Liabilities
Financial derivative contracts	1,735,555	-	1,735,555	782,173	2,517,728
Investments under resale agreements	48,545	-	48,545	-	48,545
Deposits and interbank borrowings	-	-	-	23,597,862	23,597,862
Total	1,784,100	-	1,784,100	24,380,035	26,164,135

	As of December 31, 2017
	Linked financial instruments, compensated in balance
				Remains of
				unrelated and
				/ or	Amount in
			Net amount	unencumbered	Statements
	Gross	Compensated in	presented in	financial	of Financial
Financial instruments	amounts	balance	balance	instruments	Position
Assets	MCh$	MCh$	MCh$	MCh$
Financial derivative contracts	2,029,657	-	2,029,657	208,990	2,238,647
Investments under resale agreements	-	-	-	-	-
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	26,910,141	26,910,141
Total	2,029,657	-	2,029,657	27,119,131	29,148,788

Liabilities
Financial derivative contracts	1,927,654	-	1,927,654	211,834	2,139,488
Investments under resale agreements	268,061	-	268,061	-	268,061
Deposits and interbank borrowings	-	-	-	21,380,467	21,380,467
Total	2,195,715	-	2,195,715	21,592,301	23,788,016

Consolidated Financial Statements December 2018 / Banco Santander Chile 133

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 38

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

In order to reduce the exposure of credit in its financial derivative operations, the Bank has entered into bilateral collateral agreements with its counterparts, in which it establishes the terms and conditions under which they operate, In general terms, the collateral (received / delivered) operates when the net of the fair value of the financial instruments held exceeds the thresholds defined in the respective contracts.

Below are the financial derivatives contracts, according to their collateral agreement:

	As of December 31,
	2018		2017
	Asset	Liabilities	Asset	Liabilities
Financial derivatives contracts	MCh$	MCh$	MCh$	MCh$

Derivatives contracts with threshold collateral agreement equal to zero	2,639,835	2,133,149	1,898,220	1,773,471

Derivatives contracts with non-zero threshold collateral agreement	344,520	262,683	221,030	316,840

Derivatives contracts without collateral agreement	116,280	121,896	119,397	49,177
Total Financial derivatives contracts	3,100,635	2,517,728	2,238,647	2,139,488

Consolidated Financial Statements December 2018 / Banco Santander Chile 134

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 39

RISK MANAGEMENT

Introduction and general description

The Bank, due to its activities with financial instruments is exposed to several types of risk. The main risks related to financial instruments that apply to the Bank are as follow:

Market risk: rises from holding financial instruments whose value may be affected by fluctuations in market conditions, generally including the following types of risk:

a.	Foreign exchange risk: this arises as a consequence of fluctuations in market interest rates.
b.	Interest rate risk: this arises as a consequence of fluctuations in market interest rates.
c.	Price risk: this arises as a consequence of changes in market prices, either due to factor specific to the instrument itself or due to factors that affect all the instruments negotiated in the market.
d.	Inflation risk: this arises as a consequence of changes in Chile's inflation rate, whose effect would be mainly applicable to financial instruments denominated in UFs

Credit risk: this is the risk that one of the parties to a financial instrument fails to meet its contractual obligations for reason of insolvency or inability of the individuals or legal entitles in question to continue as a going concern, causing a financial loss to the other party.

Liquidity risk: is the possibility that an entity may be unable to meet its payment commitments, or that in order to meet them, it may have to raise funds with onerous terms or risk damage to its image and reputation.

Operating risk: this is a risk arising from human errors, system error, fraud or external events which may damage the Bank's reputation, may have legal or regulatory implication, or cause financial losses.

This note includes information on the Bank's exposure to these risks and on its objectives, policies, and processes involved in their measurement and management.

Risk management structure

The Board of Directors is responsible for the establishment and monitoring of the Bank's risk management structure and, to this end, has a corporate governance system in line with international recommendations and trends, adapted to the Chilean regulatory reality and adapted to best practices, advanced markets in which it operates. To better exercise this function, the Board of Directors has established the Comprehensive Risk Committee ("CIR"), whose main mission is to assist in the development of its functions related to the Bank's control and risk management, Complementing the CIR in risk management, the Board also has 3 key committees: Assets and Liabilities Committee (CAPA), Markets Committee ("CDM") and the Directors and Audit Committee ("CDA"), Each of the committees is composed of directors and executive members of the Bank's management.

The CIR is responsible for developing Bank risk management policies in accordance with the guidelines of the Board of Directors, the Global Risk Department of Santander Spain and the regulatory requirements issued by the Chilean Superintendency of Banks and Financial Institutions ("SBIF"). These policies have been created mainly to identify and analyze the risk faced by the Bank, establish risk limits and appropriate controls, and monitor risks and compliance with limits. The Bank's risk management policies and systems are regularly reviewed to reflect changes in market conditions, and the products or services offered, The Bank, through the training and management of standards and procedures, aims to develop a disciplined and constructive control environment, in which all its employees understand their duties and obligations.

To fulfill its functions, the CIR works directly with the Bank's risk and control departments, whose joint objectives include:

- evaluate those risks that, due to their size, could compromise the solvency of the Bank, or that present potentially significant operational or reputation risks;

- ensure that the Bank is provided with the means, systems, structures and resources in accordance with the best practices that allow for the implementation of the strategy in risk management;

Consolidated Financial Statements December 2018 / Banco Santander Chile 135

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 39

RISK MANAGEMENT, continued

- ensure the integration, control and management of all Bank risks;

- execute the application throughout the Bank and its businesses of homogeneous risk principles, policies and metrics;

- develop and implement a risk management model in the Bank, so that the risk exposure is properly integrated in the different decision-making processes;

- identify risk concentrations and mitigation alternatives, monitor the macroeconomic and competitive environment, quantify sensitivities and the foreseeable impact of different scenarios on the positioning of risks; Y

- manage the structural liquidity risks, interest rates and exchange rates, as well as the Bank's own resources base.

To comply with the aforementioned objectives, the Bank (Administration and ALCO) carries out several activities related to risk management, which include: calculating the risk exposures of the different portfolios and / or investments, considering mitigating factors (guarantees, netting, collaterals, etc.,); calculate the probabilities of expected loss of each portfolio and / or investments; assign the loss factors to the new operations (rating and scoring); measure the risk values of the portfolios and / or investments according to different scenarios through historical simulations; establish limits to potential losses based on the different risks incurred; determine the possible impacts of structural risks in the Consolidated Statements of Results of the Bank; set the limits and alerts that guarantee the Bank's liquidity; and identify and quantify operational risks by business lines and thus facilitate their mitigation through corrective actions. The CDA is primarily responsible for monitoring compliance with the Bank's risk management policies and procedures, and for reviewing the adequacy of the risk management framework in relation to the risks the Bank faces.

Credit risk

Credit risk is the risk that one of the parties to the financial instrument contract fails to comply with its contractual obligations due to insolvency or disability of natural or legal persons and causes a financial loss in the other party. For purposes of credit risk management, the Bank consolidates all the elements and components of credit risk exposure (ex. risk of individual default by creditor, innate risk of a line of business or sector, and / or geographical risk).

Mitigation of credit risk for loans and accounts receivable

The Board of Directors has delegated responsibility for credit risk management to the Comprehensive Risk Committee (CIR) and the Bank's risk departments whose roles are summarized as follows:

- Formulation of credit policies, in consultation with the business units, covering the requirements of guarantee, credit evaluation, risk rating and presentation of reports, documents and legal procedures in compliance with the regulatory, legal and internal requirements of the Bank.

- Establish the structure of the authorization for the approval and renewal of credit applications. The Bank structures levels of credit risk by placing limits on the concentration of that risk in terms of individual debtors, groups of debtors, segments of industries and countries. The authorization limits are assigned to the respective officers of the business unit (commercial, consumption, PYMEs) to be monitored permanently by the Administration, in addition, these limits are reviewed periodically. The risk assessment teams at branch level interact regularly with clients, however for large operations, the risk teams of the parent company and even the CIR, work directly with clients in the evaluation of credit risks and preparation of credit risk, credit applications, Inclusively, Banco Santander España participates in the process of approving the most significant loans, for example to clients or economic groups with debt amounts greater than US $ 40 million.

- Limit concentrations of exposure to customers, counterparts, in geographic areas, industries (for accounts receivable or credits), and by issuer, credit rating and liquidity (for investments).

- Develop and maintain the Bank's risk classification in order to classify the risks according to the degree of exposure to financial loss faced by the respective financial instruments and with the purpose of focusing the management or risk management specifically on the associated risks.

- Review and evaluate credit risk the risk division of the Administration are largely independent of the commercial division of the bank and evaluate all credit risks in excess of the designated limits, prior to the approval of credits to customers or prior to the acquisition of specific investments, Credit renewals and revisions are subject to similar processes.

Consolidated Financial Statements December 2018 / Banco Santander Chile 136

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 39

RISK MANAGEMENT, continued

In the preparation of a credit request for a corporate client, the Bank verifies several parameters such as the debt service capacity (including, generally, projected cash flows), the client's financial history and / or projections for the economic sector in which it operates. The risk division is closely involved in this process. All requests contain an analysis of the client's strengths and weaknesses, a rating and a recommendation, the credit limits are not determined based on the outstanding balances of the clients, but on the direct and indirect credit risk of the financial group. For example, a limited company would be evaluated together with its subsidiaries and affiliates.

Consumer loans are evaluated and approved by their respective risk divisions (individuals, PYMEs) and the evaluation process is based on an evaluation system known as Garra (Banco Santander) and Syseva of Santander Banefe, both processes are decentralized, automated and they are based on a scoring system that includes the credit risk policies implemented by the Bank's Board of Directors. The credit application process is based on the collection of information to determine the client's financial situation and ability to pay. The parameters that are used to assess the credit risk of the applicant include several variables such as: income levels, duration of current employment, indebtedness, reports of credit agencies.

Mitigation of credit risk of other financial assets (investments, derivatives, commitments)

As part of the process of acquiring financial investments and financial instruments, the Bank considers the probability of default of issuers or counterparties using internal and external evaluations such as independent risk evaluators of the Bank, In addition, the Bank is governed by a strict and conservative policy which ensures that the issuers of its investments and counterparties in transactions of derivative instruments are of the highest reputation.

In addition, the Bank operates with various instruments that, although they involve exposure to credit risk, are not reflected in the Consolidated Statement of Financial Position, such as: guarantees and bonds, documentary letters of credit, guarantee slips and commitments to grant loans.

The guarantees and bonds represent an irrevocable payment obligation, in the event that a guaranteed client does not fulfill its obligations with third parties who are liable to the Bank, the latter will make the corresponding payments, so that these transactions represent the same exposure to credit risk as a common loan.

Documentary letters of credit are commitments documented by the Bank on behalf of the client that are guaranteed by the merchandise shipped to which they are related and, therefore, have a lower risk than direct indebtedness, Guarantee slips correspond to contingent commitments that are made effective only if the client does not comply with the performance of works agreed with a third party, guaranteed by them.

When it comes to commitments to grant credit, the Bank is potentially exposed to losses in an amount equivalent to the unused total of the commitment, However, the probable amount of loss is less than the unused total of the commitment. The Bank monitors the maturity of credit lines because generally long-term commitments have a higher credit risk than short-term commitments.

Maximum credit risk exposure

For financial assets recognized in the Consolidated Statement of Financial Position, exposure to credit risk is equal to their book value, for financial guarantees granted, the maximum exposure to credit risk is the maximum amount that the Bank would have to pay if the guarantee were executed.

Consolidated Financial Statements December 2018 / Banco Santander Chile 137

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 39

RISK MANAGEMENT, continued

Below is the distribution by financial asset and off-balance a sheet commitments of the Bank's maximum exposure to credit risk as of December 31, 2018 and 2017, without deduction of collateral, security interests or credit improvements received:

		As of December 31,
	Note	2018 Amount of exposure MCh$	2017 Amount of exposure MCh$

Deposits in banks	5	1,240,578	839,561
Cash items in process of collection	5	353,757	668,145
Trading investments	6	77,041	485,736
Investments under resale agreements	7	-	-
Financial derivative contracts	8	3,100,635	2,238,647
Loans and accounts receivable from customers and interbank loans, net	9 y 10	29,485,435	26,910,141
Available for sale investments	11	2,394,323	2,574,546

Off-balance commitments:
Letters of credit issued		223,420	201,699
Foreign letters of credit confirmed		57,038	75,499
Guarantees		1,954,205	1,823,793
Available credit lines		8,997,650	8,135,489
Personal guarantees		133,623	81,577
Other irrevocable credit commitments		327,297	260,691
Total		48,345,002	44,295,524

Consolidated Financial Statements December 2018 / Banco Santander Chile 138

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 39

RISK MANAGEMENT, continued

Regarding the quality of the credits, these are classified in accordance with what is described in the compendium of regulations of the SBIF as of December 31, 2018 and 2017:

Category	As of December 31,
Commercial	2018				2017
Portfolio	Individual	Percentage	Allowance	Percentage	Individual	Percentage	Allowance	Percentage
	MCh$	%	MCh$	%	MCh$	%	MCh$	%

A1	29,998	0.10	9	0.00	166,434	0.60	58	0.01
A2	1,074,789	3.55	735	0.09	884,638	3.19	568	0.07
A3	2,746,323	9.07	3,811	0.48	2,753,676	9.93	3,523	0.43
A4	3,222,102	10.64	18,697	2.35	3,203,629	11.56	16,980	2.08
A5	1,796,864	5.93	21,455	2.69	1,431,586	5.16	18,171	2.23
A6	981,170	3.24	15,159	1.90	745,193	2.69	12,900	1.58
B1	495,102	1.64	11,550	1.45	330,463	1.19	8,328	1.02
B2	82,112	0.27	5,561	0.70	53,392	0.19	2,286	0.28
B3	67,703	0.22	2,943	0.37	64,995	0.23	3,661	0.45
B4	93,133	0.31	21,871	2.75	90,224	0.33	21,480	2.63
C1	154,708	0.51	3,094	0.39	145,033	0.52	2,901	0.36
C2	55,611	0.18	5,562	0.70	56,871	0.21	5,687	0.70
C3	45,171	0.15	11,293	1.42	39,825	0.14	9,956	1.22
C4	36,005	0.12	14,402	1.81	53,261	0.19	21,304	2.61
C5	65,465	0.22	42,552	5.34	71,896	0.26	46,732	5.73
C6	71,035	0.23	63,932	8.03	77,048	0.28	69,343	8.50
Subtotal	11,017,291	36.38	242,626	30.47	10,168,164	36.67	243,878	29.90

	Individual	Percentage	Allowance	Percentage	Individual	Percentage	Allowance	Percentage
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
Commercial
Normal Portfolio	3,793,923	12.53%	60,255	7.56%	3,488,633	12.58%	58,728	7.20%
Impaired portfolio	443,539	1.46%	170,024	21.34%	414,530	1.50%	160,345	19.65%
Subtotal	4,237,462	13.99%	230,279	28.90%	3,903,163	14.08%	219,073	26.85%
Mortgage
Normal Portfolio	9,678,316	31.96%	20,979	2.63%	8,634,351	31.14%	20,174	2.47%
Impaired portfolio	472,665	1.56%	43,262	5.43%	462,544	1.67%	48,892	5.99%
Subtotal	10,150,981	33.52%	64,241	8.06%	9,096,895	32.81%	69,066	8.46%
Consumer
Normal Portfolio	4,601,694	15.20%	103,020	12.93%	4,230,567	15.26%	114,099	13.99%
Impaired portfolio	274,595	0.91%	156,422	19.64%	327,125	1.18%	169,657	20.80%
Subtotal	4,876,289	16.11%	259,442	32.57%	4,557,692	16.44%	283,756	34.79%
Total	30,282,023	100.00%	796,588	100.00%	27,725,914	100.00%	815,773	100.00%

As December 31, 2018, the Bank does not believe that the credit quality of its other financial assets or liabilities is of sufficient significance to warrant further disclosure.

Consolidated Financial Statements December 2018 / Banco Santander Chile 139

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 39

RISK MANAGEMENT, continued

Regarding the individual evaluation portfolio, the different categories correspond to:

- Categories A or Portfolio in Normal Compliance, is one that is made up of debtors whose ability to pay them it allows compliance with its financial obligations and commitments, and that according to the evaluation of its economic-financial situation, it is not seen that this condition changes in the short term.

- Categories B or Substandard Portfolio, is one that contemplates debtors with financial difficulties or significant worsening of their ability to pay and over which there are reasonable doubts about the total reimbursement of principal and interest in the terms agreed upon, showing a low slack to meet with your financial obligations in the short term.

- Categories C or Portfolio in Default, is made up of those debtors whose recovery is considered remote, since they show a deteriorated or no capacity to pay.

As for the group evaluation portfolios, a joint evaluation of the operations that compose it is carried out.

Refer to Note 31 for details of impaired Bank loans and their respective provisions, also refer to the Note 20 for a breakdown of the maturities of the Bank's financial assets.

Exposure to credit risk in derivative contracts with abroad

As of December 31, 2018, the Bank's foreign exposure, including the counterparty risk in the derivative portfolio, was USD 2,090 million or 4,27% of the assets, In the table below, the exposure to derivative instruments is calculated using the equivalent credit risk, which is equal to the net value of the replacement plus the maximum potential value, considering the collateral in cash, which mitigates the exposure.

Below, additional details are included regarding our exposure to those countries that have a rating of 1 and that correspond to the largest exposures, the following is the exposure as of December 31, 2018, considering the fair value of the derivative instruments.

Country	Classification	Derivative instrument (adjusted to market) M USD	Deposits M USD	Loans MUSD	Financial investments M USD	Total exposure M USD
Bolivia	3	0.00	0.00	0.06	0.00	0.06
China	2	0.00	0.00	243.95	0.00	243.95
Italia	2	0.00	6.25	0.00	0.00	6.25
Mexico	2	0.00	0.04	0.00	0.00	0.04
Panama	2	0.56	0.00	0.00	0.00	0.56
Peru	2	2.26	0.00	0.00	0.00	2.26
Thailand	2	0.00	0.00	0.31	0.00	0.31
Turkey	3	0.00	0.00	9.49	0.00	9.49
Colombia	2	100.41	0.00	0.00	0.00	100.41
Total		103.23	6.29	253.81	0.00	363.33

The total amount of this exposure to derivative instruments must be offset daily with the collateral and, therefore, the exposure to net loans is USD $ 0.

Consolidated Financial Statements December 2018 / Banco Santander Chile 140

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 39

RISK MANAGEMENT, continued

Our exposure to Spain within the group is as follows:

			Derivative instruments			Financial	Total
			(adjusted to market)	Deposits	Loans	investments	exposure
Counterpart	Country	Classification	M USD	M USD	M USD	M USD	M USD
Banco Santander España (*)	España	1	216.65	332.83	-	-	549.48

The total amount of this exposure to derivative instruments must be offset daily with the collateral and, therefore, the exposure to net loans is USD $0,28.

(*) We include our exposure to the Santander branches in New York and Hong Kong as exposure to Spain.

Impairment of other financial instruments

As of December 31, 2018, and 2017, the Bank did not have significant impairments in its financial assets other than credits and / or accounts receivable.

Security interests and credit improvements

The maximum exposure to credit risk, in some cases, is reduced by guarantees, credit enhancements and other actions that mitigate the Bank's exposure, Based on this, the constitution of guarantees is a necessary but not sufficient instrument in the granting of a loan; therefore, the acceptance of risk by the Bank requires the verification of other variables or parameters such as the ability to pay or generate resources to mitigate the risk incurred.

The procedures for the management and valuation of guarantees are included in the internal risk management policy. These policies establish the basic principles for the management of credit risk, which includes the management of guarantees received in transactions with customers, in this sense, the risk management model includes assessing the existence of appropriate and sufficient guarantees that allow the recovery of the loan to be carried out when the debtor's circumstances do not allow it to meet its obligations.

The procedures used for the valuation of the guarantees are in accordance with the best practices of the market, which involve the use of valuations in real estate guarantees, market price in stock values, value of the shares in an investment fund, etc. All the collateral received must be properly instrumented and registered in the corresponding registry, as well as having the approval of the Bank's legal divisions.

The Bank also has rating tools that allow ordering the credit quality of operations or clients, in order to study how this probability varies, the Bank has historical databases that store the information generated internally. The qualification tools vary according to the segment of the analyzed client (commercial, consumption, SMEs, etc.,).

The following is a breakdown of impaired and non-impaired financial assets that have collateral, collateral or credit enhancements associated with the Bank as of December 31, 2018 and 2017:

	As of December 31,
	2018	2017
	MCh$	MCh$
Non-impaired financial assets:
Properties/mortgages	22,047,354	19,508,151
Investments and others	2,200,776	2,108,962
Impaired financial assets:
Properties/mortgages	119,181	152,252
Investments and others	865	1,087
Total	24,368,176	21,770,452

Consolidated Financial Statements December 2018 / Banco Santander Chile 141

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 39

RISK MANAGEMENT, continued

Liquidity risk

Liquidity risk is the risk that the Bank has difficulties in complying with the obligations associated with its financial obligations.

Liquidity risk management

The Bank is exposed daily to requirements of cash funds from several banking transactions such as current account drafts, payments of term deposits, guarantee payments, disbursements of derivative operations, etc. As is inherent in banking activity, the Bank does not hold funds in cash to cover the balance of those positions, since experience shows that only a minimum level of these funds will be withdrawn, which can be foreseen with a high degree of certainty.

The Bank's approach to liquidity management is to ensure, to the extent possible, that it always has sufficient liquidity to meet its obligations at maturity, under normal circumstances and stress conditions, without incurring unacceptable losses or risking risk, of damage to the reputation of the Bank. The Board sets limits on a minimum portion of funds to be made available to meet such payments and on a minimum level of inter-bank operations and other lending facilities that should be available to cover drafts at unexpected levels of demand, which is reviewed periodically. On the other hand, the Bank must comply with regulatory limits dictated by the SBIF for the mismatches of terms.

These limits affect the mismatches between future income and expenditure flows of the Bank considered individually and are the following:

i,	Mismatches of up to 30 days for all currencies, up to once the basic capital;
ii,	mismatches of up to 30 days for foreign currencies, up to once the basic capital; Y
iii,	mismatches of up to 90 days for all currencies, twice the basic capital.

The treasury department receives information from all the business units on the liquidity profile of its financial assets and liabilities and details of other projected cash flows derived from future businesses. According to this information, treasury maintains a portfolio of liquid assets in the short term, composed largely of liquid investments, loans and advances to other banks, to ensure that the Bank maintains sufficient liquidity. The liquidity needs of the business units are met through short-term transfers from treasury to cover any short-term fluctuation and long-term financing to address all structural liquidity requirements.

The Bank monitors its liquidity position on a daily basis, determining the future flows of its expenses and revenues, in addition, stress tests are carried out at the end of each month, for which a variety of scenarios are used, covering both normal market conditions and fluctuation conditions. The liquidity policy and procedures are subject to review and approval by the Bank's Board of Directors, Periodic reports are generated detailing the liquidity position of the Bank and its affiliates, including any exceptions and corrective measures adopted, which are regularly reviewed by the ALCO.

The Bank is based on client (retail) and institutional deposits, bonds with banks, debt instruments and time deposits as its main sources of financing, although most of the obligations with banks, debt instruments and time deposits have maturities of more than one year, customer and retail deposits tend to have shorter maturities and a large proportion of them are payable within 90 days, days. The short-term nature of these deposits increases the liquidity risk of the Bank and therefore the Bank actively manages this risk by constantly monitoring market trends and price management.

Exposure to liquidity risk

One of the key measures used by the Bank to manage liquidity risk is the proportion of net liquid assets to customer deposits, For this purpose, the net liquid assets must include cash / cash, cash equivalents and debt investments for which there is an active and liquid market minus the deposits of the banks, fixed income securities issued, loans and other commitments maturing in next month. A similar measure, but not identical, is used as a calculation to measure the Bank's compliance with the liquidity limit established by the SBIF, where the Bank determines the mismatch between its rights and obligations according to maturity according to the estimated performance.

Consolidated Financial Statements December 2018 / Banco Santander Chile 142

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 39

RISK MANAGEMENT, continued

The proportions of the mismatches at 30 days in relation to capital and 90 days in relation to 2 times the capital is shown in the following table:

	As of December 31,
	2018	2017
	%	%
30 days	(20)	(48)
30 days foreign	-	(22)
90 days	(37)	(51)

Following is a breakdown, by contractual maturities, of the balances of the Bank's assets and liabilities as of December 31, 2018 and 2017, considering also those unrecognized commitments:

As of December 31, 2018	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Asset expiration (Note 20)	2,827,643	5,798,664	2,451,466	5,504,699	6,214,328	3,808,562	11,838,090	38,443,452

Expiration of liabilities (Note 20)	(9,786,584)	(5,517,050)	(4,675,171)	(5,633,116)	(3,268,117)	(2,027,157)	(4,290,707)	(35,197,902)

Net expiration	(6,958,941)	281,614	(2,223,705)	(128,417)	2,946,211	1,781,405	7,547,383	3,245,550

Unrecognized loan / credit commitments

Guarantees and bonds	-	(22,128)	(63,230)	(41,637)	-	(6,628)	-	(133,623)

Letters of credit from abroad confirmed	-	(3,842)	(9,128)	(33,177)	(212)	(10,679)	-	(57,038)

	-	(12,469)	(110,970)	(54,015)	-	(45,937)	(2)	(223,393)
Letters of documentary credits issued Guarantee	-	(663,642)	(188,147)	(905,554)	(75,909)	(87,597)	(33,356)	(1,954,205)

Net maturity, including commitments	(6,958,941)	(420,467)	(2,595,180)	(1,162,800)	2,870,090	1,630,564	7,514,025	877,291

		Until	Between 1 y 3	Between 3 y 12	Between 1 y 3	Between 3 y 5	More than 5
As of December 31, 2017	Demand	1 month	months	months	years	years	years	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Asset expiration (Note 20)	3,214,657	2,480,411	2,655,971	4,933,977	6,240,042	4,375,295	11,569,324	35,469,677
Expiration of liabilities (Note 20)	(8,966,477)	(5,600,399)	(4,852,836)	(3,991,665)	(2,461,121)	(2,466,344)	(3,679,897)	(32,018,739)
Net expiration	(5,751,820)	(3,119,988)	(2,196,865)	942,312	3,778,921	1,908,951	7,889,427	3,450,938

Unrecognized loan / credit commitments

Guarantees and bonds	-	(16,028)	(13,382)	(47,288)	(315)	(4,564)	-	(81,577)

Letters of credit from abroad confirmed	-	(16,681)	(33,513)	(21,277)	(1,197)	(2,831)	-	(75,499)

	-	(12,367)	(115,720)	(43,029)	-	(30,554)	(29)	(201,699)
Letters of documentary credits issued Guarantee	-	(514,510)	(244,543)	(835,030)	(147,204)	(61,275)	(21,231)	(1,823,793)

Net maturity, including commitments	(5,751,820)	(3,679,574)	(2,604,023)	(4,312)	3,630,205	1,809,727	7,868,167	1,268,370

Consolidated Financial Statements December 2018 / Banco Santander Chile 143

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 39

RISK MANAGEMENT, continued

The above tables show the undiscounted cash flows of the Bank's financial assets and liabilities on the estimated maturity basis, the expected cash flows of the Bank from these instruments can vary considerably compared to this analysis. For example, demand deposits are expected to remain stable or have an increasing trend, and unrecognized loan commitments are not expected to be executed all that have been arranged, in addition, the above breakdown excludes available lines of credit, since they lack contractual defined maturities.

Market risk

Market risk arises as a consequence of the activity maintained in the markets, through financial instruments whose value may be affected by variations in market conditions, reflected in changes in the different assets and financial risk factors. The risk can be mitigated through hedges through other products (assets / liabilities or derivatives), or by undoing the operation / open position. The objective of market risk management is the management and control of exposure to market risk within acceptable parameters.

There are four major risk factors that affect market prices: interest rates, exchange rates, price, and inflation, Additionally, and for certain positions, it is also necessary to consider other risks, such as spread risk, base risk, commodity risk, volatility or correlation risk.

Market risk management

The internal management of the Bank to measure market risk is mainly based on the procedures and standards of Santander Spain, which are based on analyzing management in three main components:

- trading portfolio;

- local financial management portfolio;

- portfolio of foreign financial management.

The trading portfolio consists mainly of those investments valued at their fair value, free of any restriction for immediate sale and that are often bought and sold by the Bank with the intention of selling them in the short term in order to benefit from the short-term price variations. The financial management portfolios include all financial investments not considered in the trading portfolio.

The general responsibility for market risk lies with the ALCO. The Bank's risk / finance department is responsible for the preparation of detailed management policies and their application in the Bank's operations in accordance with the guidelines established by the ALCO and by the Global Risk Department of Banco Santander de España.

The functions of the department in relation to the trading portfolio entail the following:

i. apply "Value at Risk" (VaR) techniques to measure interest rate risk,

ii. adjust the trading portfolios to the market and measure the profit and daily loss of commercial activities,

iii. compare the real VAR with the established limits,

iv. establish procedures to control losses in excess of predetermined limits and

v. Provide information on the negotiation activities for the ALCO, other members of the Bank's Management, and the Global Risk Department of Santander — Spain.

The functions of the department in relation to the financial management portfolios entail the following:

i, apply sensitivity simulations (as explained below) to measure the interest rate risk of activities in local currency and the potential loss foreseen by these simulations and

ii, provides the respective daily reports to the ALCO, other members of the Bank's Management, and the Global Risk Department of Santander — Spain.

Consolidated Financial Statements December 2018 / Banco Santander Chile 144

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 39

RISK MANAGEMENT, continued

Market risk - Negotiation portfolio

The Bank applies VaR methodologies to measure the market risk of its trading portfolio. The Bank has a consolidated commercial position composed of fixed income investments, foreign currency trading and a minimum equity investment position. The composition of this portfolio consists essentially of bonds of the Central Bank of Chile, mortgage bonds and locally issued low-risk corporate bonds. At the end of the year, the trading portfolio did not present investments in stock portfolios.

For the Bank, the VaR estimate is made under the historical simulation methodology, which consists of observing the behavior of the losses and gains that would have occurred with the current portfolio if the market conditions of a certain historical period were in force, from that information, infer the maximum loss with a certain level of confidence. The methodology has the advantage of accurately reflecting the historical distribution of market variables and of not requiring any specific probability distribution assumption. All VaR measures are intended to determine the distribution function for the change in the value of a given portfolio, and once this distribution is known, to calculate the percentile related to the level of confidence needed, which will be equal to the value at risk in virtue of those parameters. As calculated by the Bank, the VaR is an estimate of the maximum expected loss of the market value of a given portfolio within a 1-day horizon at a confidence level of 99,00%, It is the maximum loss of a day in which the Bank could expect to suffer in a certain portfolio with a 99,00% confidence level, In other words, it is the loss that the Bank would expect to exceed only 1,0% of the time. The VaR provides a single estimate of market risk that is not comparable from one market risk to another. The returns are calculated using a 2-year time window or at least 520 data obtained from the reference date of VaR calculation backwards in time.

The Bank does not calculate three separate VaR’s, A single VaR is calculated for the entire trading portfolio, which, in addition, is segregated by type of risk. The VaR program performs a historical simulation and calculates a profit and loss statement (G & P) for 520 data points (days) for each risk factor (fixed income, currencies and variable income). The G & P of each risk factor is added and a consolidated VaR calculated with 520 data points or days. At the same time, the VaR is calculated for each risk factor based on the individual G & P calculated for each factor. Moreover, a weighted VaR is calculated in the manner described above but which gives a weight greater than the 30 most recent data points. The largest of the two VaR’s is reported, in 2015 and 2014, the same VaR model was still used and there has been no change in methodology.

The Bank uses the VaR estimates to deliver a warning in case the statistically estimated losses in the trading portfolio exceed the prudent levels and, therefore, certain predetermined limits exist.

Limitations of the VaR model

When applying this calculation methodology, no assumption is made about the probability distribution of changes in risk factors, simply use the changes observed historically to generate scenarios for the risk factors in which each of the positions will be valued, in portfolio.

It is necessary to define a valuation function fj (xi) for each instrument j, preferably the same one that it uses to calculate the market value and results of the daily position. This valuation function will be applied in each scenario to generate simulated prices of all the instruments in each scenario.

In addition, the VaR methodology must be interpreted considering the following limitations:

- Changes in market rates and prices may not be independent and identically distributed random variables, nor may they have a normal distribution, in particular, the assumption of normal distribution may underestimate the probability of extreme market movements;

- The historical data used by the Bank may not provide the best estimate of the joint distribution of changes in risk factors in the future, and any modification of the data may be inadequate. In particular, the use of historical data may fail to capture the risk of possible extreme and adverse market fluctuations regardless of the period of time used;

- a 1-day time horizon may not fully capture those market risk positions that cannot be liquidated or hedged in one day, It would not be possible to liquidate or cover all positions in a day;

Consolidated Financial Statements December 2018 / Banco Santander Chile 145

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 39

RISK MANAGEMENT, continued

- VaR is calculated at the close of business, however trading positions may change substantially during the trading day;

- The use of 99% confidence level does not take into account, nor does it make any statement about, the losses that may occur beyond this level of trust, and

- The model as such VaR does not capture all the complex effects of the risk factors on the value of the positions or portfolios, and therefore, could underestimate the potential loss

At no time in 2018 and 2017, the Bank exceeded the VaR limits in relation to the 3 components that make up the trading portfolio: fixed income investments, variable income investments and investments in foreign currency.

The Bank performs daily back-testing and, in general, it is discovered that trading losses exceed the estimated VaR almost one in every 100 trading days, At the same time, a limit was established for the maximum VaR that is willing to accept on the trading portfolio, In both 2018 and 2017, the Bank has remained within the maximum limit established for the VaR, even in those instances in which the real VaR exceeded the estimate.

The high, low and average levels for each component and for each year were the following:

	2018	2017
VAR	MMUSD	MMUSD
Consolidated:
High	5.23	5.71
Low	1.21	1.56
Average	2.01	3.01

Fixed income investments:
High	2.54	5.51
Low	1.19	1.15
Average	1.71	2.36

Variable income investments:
High	0.01	0.01
Low	0.00	0.00
Average	0.00	0.00

Foreign currency investments
High	4.29	4.21
Low	0.09	0.53
Average	1.14	1.71

Market risk — local and foreign financial management

The Bank's financial management portfolio includes most of the Bank's assets and non-trading liabilities, including the loan / loan portfolio. For these portfolios, investment and financing decisions are heavily influenced by the Bank's commercial strategies.

The Bank uses a sensitivity analysis to measure the market risk of local and foreign currency (not included in the trading portfolio), The Bank performs a scenario simulation which will be calculated as the difference between the present value of the flows in the chosen scenario (curve with parallel movement of 100 bp in all its tranches) and its value in the base scenario (current market) , All positions in local currency indexed to inflation (UF) are adjusted by a sensitivity factor of 0,57, which represents a change in the rate curve at 57 basis points in real rates and 100 basis points in nominal rates. The same scenario is carried out for net foreign currency positions and interest rates in US dollars, The Bank has also established limits regarding the maximum loss that these types of movements in interest rates may have on capital and net financial income budgeted for the year.

Consolidated Financial Statements December 2018 / Banco Santander Chile 146

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 39

RISK MANAGEMENT, continued

To determine the consolidated limit, the foreign currency limit is added to the local currency limit for both the net financial loss limit and the capital and reserve loss limit, using the following formula:

Bound limit = square root of a2 + b2 + 2ab

a: limit in national currency,

b: limit in foreign currency,

Since it is assumed that the correlation is 0, 2ab = 0.

Limitation of the sensitivity models

The most important assumption is the use of a change of 100 basis points in the yield curve (57 basis points for real rates), The Bank uses a change of 100 basis points given that sudden changes of this magnitude are considered realistic. The Global Risk Department of Santander Spain has also established comparable limits by country, in order to be able to compare, monitor and consolidate the market risk by country in a realistic and orderly manner,

In addition, the methodology of sensitivity simulations should be interpreted considering the following limitations:

- The simulation of scenarios assumes that the volumes remain in the Bank's Consolidated Statement of Financial Position and that they are always renewed at maturity, omitting the fact that certain considerations of credit risk and prepayments may affect the maturity of certain positions.

- This model assumes an equal change in the entire performance curve of everything and does not take into account the different movements for different maturities.

- The model does not take into account the sensitivity of volumes resulting from changes in interest rates.

- The limits to the losses of budgeted financial income are calculated on the basis of expected financial income for the year that cannot be obtained, which means that the actual percentage of financial income at risk could be greater than expected.

Market risk – Financial management portfolio – December 31, 2018 and 2017

	2018		2017
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital

Financial management portfolio local – currency (MCh$)
Loss limit	48,000	192,001	48,000	175,000
High	43,742	189,725	37,148	141,287
Low	27,854	170,450	22,958	112,818
Average	37,569	180,972	29,110	128,506
Financial management portfolio – foreign currency (Th$US)
Loss limit	30	75	30	75
High	12	38	16	42
Low	4	(10)	4	15
Average	9	22	10	23
Financial management portfolio (MCh$)
Loss limit	48,000	192,002	48,000	175,000
High	45,492	192,848	38,249	142,442
Low	29,167	168,766	23,571	112,277
Average	38,908	182,557	29,948	128,360

Consolidated Financial Statements December 2018 / Banco Santander Chile 147

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 39

RISK MANAGEMENT, continued

Operating risk

Operational risk is the risk of direct or indirect losses arising from a wide variety of causes related to the Bank's processes, personnel, technology and infrastructure, and external factors that are not credit, market or liquidity, such as those related to legal or regulatory requirements, Operating risks arise from all Bank operations.

The objective of the Bank is the management of operational risk in order to mitigate economic losses and damages to the Bank's reputation with a flexible structure of internal control.

The Bank's Administration has the primary responsibility for the development and application of controls to deal with operational risks, this responsibility is supported by the overall development of the Bank's standards for operational risk management in the following areas:

- Requirements for the proper segregation of functions, including the independent authorization of operations

- Requirements for reconciliation and supervision of transactions

- Compliance with applicable legal and regulatory requirements

- Documentation of controls and procedures

- Requirements for the periodic evaluation of the applicable operational risks, and the adequacy of the controls and procedures to deal with the identified risks

- Requirements for the disclosure of operating losses and the proposed corrective measures

- Development of contingency plans

- Training and professional development / training

- Establishment of business ethics standards

- Reduction or mitigation of risks, including contracting insurance policies if they are effective,

Compliance with Bank regulations is supported by a program of periodic reviews carried out by the Bank's internal audit and whose examination results are presented internally to the management of the business unit examined and to the Directors and Audit Committee.

Capital risk

The Group defines capital risk as the risk that the Group or any of its companies may have an insufficient amount and/or quality of capital to: meet the minimum regulatory requirements in order to operate as a bank; respond to market expectations regarding its creditworthiness; and support its business growth and any strategic possibilities that might arise, in accordance with its strategic plan.

The objectives in this connection include most notably:

●	To meet the internal capital and capital adequacy targets
●	To meet the regulatory requirements
●	To align the Bank's strategic plan with the capital expectations of external agents (rating agencies, shareholders and investors, customers, supervisors, etc.)
●	To support the growth of the businesses and any strategic opportunities that may arise

The Group has a capital adequacy position that surpasses the levels required by regulations.

Capital management seeks to optimize value creation at the Bank an at its different business segment. The Bank continuously evaluates it risk-return ratios through its basic capital, effective net equity, economic capital and return on equity. With regard to capital adequacy, the Banks conducts its internal process based on the SBIF standards which are based on Basel Capital Accord (Basel I). Economic capital is the capital required to support all the risk of the business activity with a given solvency level.

Capital minimum

Capital is managed according to the risk environment, the economic performance of Chile and the business cycle. Board may modify our current equity policies to address changes in the mentioned risk environment.

Consolidated Financial Statements December 2018 / Banco Santander Chile 148

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 39

RISK MANAGEMENT, continued

Under the General Banking Law, a bank is required to have a minimum of UF800,000 (approximately Ch$22,053 million or U.S.$ 31.6 million as of December 31, 2018) of paid-in capital and reserves, calculated in accordance with Chilean GAAP.

Capital requirement

Chilean banks are required by the General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves ("basic capital") of at least 3% of total assets, net of required loan loss allowances. Regulatory capital and basic capital are calculated based on the consolidated financial statements prepared in accordance with the Compendium of Accounting Standards issued by the SBIF. As we are the result of the merger between two predecessors with a relevant market share in the Chilean market, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 11%. As of December 31, 2018, the ratio of our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, was 13,40% and our core capital ratio was 7,72%.

Regulatory capital is defined as the aggregate of:

● a bank's paid-in capital and reserves, excluding capital attributable to subsidiaries and foreign branches or basic capital;

● its subordinated bonds, valued at their placement price (but decreasing by 20,0% for each year during the period commencing six years prior to maturity), for an amount up to 50.0% of its basic capital; and

● its voluntary allowances for loan losses for an amount of up to 1,25% of risk weighted-assets.

The levels of basic capital and effective net equity at the close of each period are as follows:

	As of December 31,		Ratio As of December 31,
	2018	2017	2018	2017
	MCh$	MCh$	%	%
Basic capital	3,239,546	3,066,180	7,72	7,92
Regulatory capital	4,101,664	3,881,252	13,40	13,91

Concentration of risk

The Bank operates mainly in Chile, so most of its financial instruments are concentrated in that country, Refer to Note 10 of the financial statements for a breakdown of the concentration by industry of the Bank's receivables and accounts receivable.

Consolidated Financial Statements December 2018 / Banco Santander Chile 149

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018, AND 2017

NOTE 40

SUBSEQUENT EVENTS

On January 12, 2019, the law that modernizes banking legislation was published in the official gazette, a regulation that was approved by Congress on October 3, 2018. The new law adopts the highest international standards in banking regulation and supervision., strengthening international competitiveness and contributing to Chile's financial stability.

On January 24, 2019, the Bank placed a Senior Bond corresponding to its "T-14" line for 3,000,000 UF.

On January 30, 2019, the Bank placed a Senior Bond corresponding to its "T-18" line for 2,000,000 UF.

On February 1, 2019, the Bank placed a Senior Bond corresponding to 30,000,000 EUR.

On February 1, 2019, the Bank placed a Senior Bond corresponding to its "T-7" line for 2,000,000 UF.

There are no other subsequent events to be disclosed that occurred between January 1, 2018 and the date of issuance of these Financial Statements (February 28, 2019).

FELIPE CONTRERAS FAJARDO	Miguel Mata Huerta
Chief Accounting Officer	Chief Executive Officer

Consolidated Financial Statements December 2018 / Banco Santander Chile 150

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: March 22, 2019